FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO. 333-73157

Prospectus Supplement to Prospectus dated April 6, 2000.

$200,000,000

Louisiana-Pacific Corporation

10.875% Senior Subordinated Notes due 2008

          Louisiana-Pacific will pay interest on the notes on May 15 and November 15 of each year. The first such payment will be made on May 15, 2002. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

          Prior to November 15, 2005, Louisiana-Pacific has the option to redeem the notes, in whole or in part, at 100% of the principal amount of the notes plus a “make-whole” premium as described in this prospectus. At any time prior to November 15, 2004, Louisiana-Pacific also has the option to redeem up to 35% of the notes at the redemption price set forth in this prospectus using the proceeds of specified equity offerings. On or after November 15, 2005, Louisiana-Pacific has the option to redeem all or a portion of the notes at the redemption prices set forth in this prospectus.

          The notes are unsecured and subordinated in right of payment to all existing and future senior debt of Louisiana-Pacific and will be effectively subordinated in right of payment to all existing and future debt and other liabilities of Louisiana-Pacific’s subsidiaries. As of March 31, 2001, the senior debt of Louisiana-Pacific and the aggregate debt and other liabilities of its subsidiaries, on a consolidated basis, was $921 million, excluding $314 million of non-recourse debt.

          See “Risk Factors” beginning on page S-14 to read about certain factors you should consider before buying the notes.

          Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total
Initial public offering price	100.00%	$200,000,000
Underwriting discount	2.00%	$ 4,000,000
Proceeds, before expenses, to Louisiana-Pacific	98.00%	$196,000,000

          The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from August 13, 2001 and must be paid by the purchaser if the notes are delivered after August 13, 2001.

          The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on August 13, 2001.

Joint Book-Running Managers

Goldman, Sachs & Co.	Banc of America Securities LLC

RBC Dominion Securities
Wachovia Securities, Inc.
Scotia Capital

Prospectus Supplement dated August 8, 2001.

FORWARD-LOOKING STATEMENTS

          Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their businesses and other matters as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. This prospectus supplement, the accompanying prospectus and the reports and documents filed by us with the Securities and Exchange Commission (the “Commission”) that are incorporated by reference in this prospectus supplement and the accompanying prospectus contain forward-looking statements. These statements are or will be based upon the beliefs and assumptions of, and on information available to, our management.

          The following statements are or may constitute forward-looking statements: (1) statements preceded by, followed by or that include words such as “may,” “will,” “could,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “continue” or “future” or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts, including without limitation, plans for product development, forecasts of future costs and expenditures, possible outcomes of legal proceedings and the adequacy of reserves for loss contingencies.

          Factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, those described in “Risk Factors” and the following:

•	changes in general economic conditions;

•	changes in the cost and availability of capital;

•	changes in the level of home construction activity;

•	changes in competitive conditions and prices for our products;

•	changes in the relationship between supply of and demand for building products, including the effects of industry-wide increases in manufacturing capacity;

•	changes in the relationship between supply of and demand for the raw materials, including wood fiber and resins, used in manufacturing our products;

•	changes in other significant operating expenses;

•	changes in exchange rates between the U.S. dollar and other currencies, particularly the Canadian dollar;

•	changes in general and industry-specific environmental laws and regulations;

•	unforeseen environmental liabilities or expenditures;

•	the resolution of product-related litigation and other legal proceedings; and

•	acts of God or public authorities, war, civil unrest, fire, floods, earthquakes and other matters beyond our control.

          In addition to these factors and any risks and uncertainties specifically identified in the text surrounding forward-looking statements, any statements in this prospectus supplement, the accompanying prospectus or the reports and other documents filed by us with the Commission that warn of risks or uncertainties associated with future results, events or circumstances identify factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.

OFFERING SUMMARY

          This summary highlights information contained elsewhere in this prospectus supplement. Because it is a summary, it does not contain all the information you should consider before making an investment decision. You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the discussion under the caption “Risk Factors” of specific risks involved in an investment in the notes. In this prospectus supplement, unless the context requires otherwise, “LP,” the “company,” “we,” “us” and “our” each refers to Louisiana-Pacific Corporation and its subsidiaries.

Our Company

          Our company, headquartered in Portland, Oregon, is a leading manufacturer and distributor of building materials. As of March 31, 2001, we had approximately 10,200 employees and operated 64 facilities in the U.S. and Canada, one facility in Chile and one facility in Ireland. We also own approximately 950,000 acres of timberland in the U.S., predominately in the south, and manage approximately 49 million acres of timberland in Canada. In 2000, our sales originating in the U.S. were $2,331 million, representing approximately 79% of our total sales of $2,933 million. Our focus is on delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. With the exception of pulp, our products are used primarily in new home construction, repair and remodeling (“R&R”), and manufactured housing.

          Our business is organized into five segments:

•
Our structural products segment manufactures and distributes structural panel products, including oriented strand board (“OSB”), an economic plywood substitute made from wood strands arranged in layers and bonded with resin, and plywood; lumber; and engineered wood products (“EWP”), including I-joists and laminated veneer lumber (“LVL”). Our structural products segment also includes our timberlands. We believe that in North America we are the largest and one of the most efficient producers of OSB, the largest producer of stud lumber and one of the largest producers of EWP. In 2000, structural products segment sales were approximately $1,817 million, representing approximately 62% of our total net sales.

•
Our exterior products segment produces and markets wood and vinyl siding and related accessories, composite decking and specialty OSB products. Our exterior siding and other cladding products are used in the residential and commercial building markets. Our exterior product offerings are classified into five categories: (1) SmartSystem® siding products, (2) hardboard siding products, (3) vinyl siding products, (4) composite decking, and (5) developmental products. Our portfolio of products offers customers a wide variety of siding choices at various performance levels and prices. In 2000, exterior products segment sales were approximately $329 million, representing approximately 11% of our total net sales.

•
Our industrial panel products segment manufactures and distributes particleboard, medium density fiberboard (“MDF”), hardboard and decorative panels. Our strategy in industrial panel products is primarily to focus on value-added specialty products that are complementary to our other product offerings. These value-added specialty product lines include flooring, shelving, door skins, door parts, decorative panels, paneling and other specialty applications. In 2000, industrial panel products segment sales were approximately $287 million, representing approximately 10% of our total net sales.

•
Our other products segment includes plastic molding products, as well as our distribution and wholesale business, wood chips and our OSB plants located in Chile and Ireland. Our other products segment previously included our Cocoon™ cellulose insulation business, which we contributed to a 50%-owned joint venture in August 2000. In 2000, other products segment sales were approximately $348 million, representing approximately 12% of our total net sales.

•
Our pulp segment includes a pulp mill located in Chetwynd, British Columbia and previously included a pulp mill located in Samoa, California in which we sold a controlling interest in the first quarter of 2001. We are seeking to completely exit the pulp business with the sale of our Chetwynd pulp mill, which is presently managed by an unrelated party. In 2000, pulp segment sales were approximately $152 million, representing approximately 5% of our total net sales.

Our Industry

          Building products are used in the construction of new housing, including traditional frame houses, multi-family homes, manufactured housing, and the repair and remodeling of existing housing. Generally classified by their application, building products are segmented into two groups, structural products and non-structural products. Structural products are used when strength is important and include structural panels, such as OSB and plywood; lumber; and EWP. Non-structural products are generally used when strength is not necessarily required and include products used on the exterior of residential and commercial structures, such as siding and decking. Particleboard, MDF, and hardboard are also non-structural products, and are used in the construction of furniture and other non-load bearing applications.

          Up until the late 1980s, plywood represented over 95% of the structural panel market. Since then, OSB has become an increasingly popular alternative to plywood because of its comparable performance attributes and generally lower cost. The relatively abundant and fast-growing deciduous trees and under-utilized coniferous trees used in the manufacture of OSB are generally less expensive than the trees used to make plywood. According to data from Institutional Wood Markets Research, Inc. (“IWMR”) and Resource Information Systems, Inc. (“RISI”), two industry research firms, OSB consumption surpassed that of plywood in 1998 and has continued to gain share in the structural panel market resulting in a 51% share in 2000.

          Historically, building products consumption has been generally correlated with housing starts and residential remodeling and repair activity. According to U.S. government data, in the ten-year period from 1991 through 2000, U.S. housing starts grew at a 5% compounded annual rate, while residential improvement and repairs expenditures grew at a 3% compounded annual rate. Correspondingly, according to IWMR and RISI, the compounded annual growth rate for structural panels consumption was 5% and the compounded annual growth rate for softwood lumber consumption was 3% in this ten-year period.

          RISI has stated that it expects underlying housing demand to be bolstered by several key factors over the coming decade, including the changing age and class distribution of the U.S. population and a healthy economic environment. With an increase in the number of homes among family members and the number of families who maintain more than one residence, baby-boom generation demographics are expected by RISI to positively affect underlying housing demand. These factors are expected to increase significantly the number of household formations from 2000 to 2010. RISI has predicted a net increase in the average annual demand for all types of new housing of nearly 200,000 units, from 1.7 million units in the decade from 1990 to 2000 to 1.9 million units in the decade from 2000 to 2010.

          Given the commodity nature of a considerable portion of the building products business, prices can fluctuate considerably due to supply and demand conditions. Industry players compete largely on the basis of price and to a significant extent on the ability to provide a broad product offering and a high level of customer service. Cost competitiveness is principally determined by the efficiency of manufacturing facilities, proximity to customers and access to competitively priced raw materials.

Our Strategy

          As a leading supplier of home building materials, we believe that the home building products industry presents significant growth opportunities and we intend to continue pursuing these opportunities by delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. We believe that we can continue to enhance our success by implementing the following core business strategies:

•
Focus on Being a Premier Provider of Building Products.    Since 1996, we have shifted our primary business focus from forest products to building products. In addition, we have focused on growth businesses, such as OSB and EWP. Consistent with our shift in focus, we have expanded our building product offerings and added production capacity in our core businesses. During the period from 1997 through 2000, we divested more than $1 billion of non-strategic assets in order to redeploy our capital in our key product lines.

•
Improve Operating Efficiencies.    We have improved and continue to improve the cost structure of our facilities through the sale or closure of underperforming mills and manufacturing facilities, as well as investing in technology. Given these initiatives and the strategic locations of many of our facilities, we believe that we are one of the lowest average delivered-cost producers of OSB in North America. We have also structured our management teams along product lines to enhance our ability to implement best manufacturing practices across product lines. We plan to continue to selectively invest in new technologies that modernize our manufacturing facilities and develop improved manufacturing processes.

•
Generate Sales Growth through Customer Focus and Innovation.    Our sales and marketing efforts target customers by channel and focus on providing these customers with quality service and a broad array of traditional and specialty building products. Our facilities are located throughout the U.S. and Canada, which allows us to be closer to our customers and more responsive to end-user needs and trends. Through this focus on quality service, we continue to enhance our reputation for accurate deliveries on a timely basis. In addition, we continually seek to identify new specialty building products and markets where we can utilize our core competencies in the design, manufacturing and marketing of building products.

•
Make Selective Strategic Acquisitions.    We intend to selectively target acquisitions that (1) complement our core competencies in structural panels, lumber, EWP and specialty building products and (2) have leading positions in established market segments. We believe that, through selective acquisitions, we can continue to provide our nationwide customer base with superior value.

Our Strengths

          Our competitive strengths that underlie our strategy include:

•
Leading Market Positions.    We are an industry leader in building products. We believe we have the number one market position in our principal products, which include OSB structural panels and specialty OSB products, stud lumber, exterior cladding and, through a 50%-owned joint venture, cellulose insulation. We believe we also have leading market positions in decorative paneling and tileboard and plastic moldings. We believe our leading market positions and favorable cost structure give us an advantage over many of our competitors.

•
Low Cost Producer.    We believe that we are among the lowest cost producers of building products in the markets in which we compete. We have been able to achieve this advantage due in part to the modern, efficient facilities that we own and operate. We attribute this high level of efficiency, in part, to the significant capital investments we have made. The efficiency of our manufacturing facilities is augmented by our national scope and geographic proximity to our customers, which enable us to rank among the most competitive suppliers of OSB in the industry based on average delivered-cost. In addition, our management team has demonstrated a commitment to streamlining our product offerings and focusing our manufacturing assets on key, high-margin products where we believe we have a competitive advantage. Our dedication to operating only low-cost, efficient facilities has resulted in the complete or partial sale, closure, or curtailment of approximately 50 facilities over the last five years.

•
Modern Manufacturing Facilities and Low Required Ongoing Capital Expenditures.    We have made significant capital investments in each of our strategic business segments, which we believe has resulted in our facilities ranking among the most technologically modern and cost-competitive facilities in the industry. We believe these investments have enabled us to be a leading low-cost supplier of building products to our customers and will result in a lower level of capital expenditures for facility upgrades in the future.

•
Significant Scale.    We operate 14 OSB facilities in North America, with nine facilities in the U.S. and five facilities in Canada. Our scale enables us to gain significant efficiencies that result from high-volume production runs and to employ and implement best practices and process improvements developed at one mill across all of our mills. We believe our geographic diversity allows us to be more efficient with respect to shipping and distribution of finished products. Our scale also enables us to serve national customers, such as Home Depot and Lowe’s, in a variety of end markets, including retail home centers, wholesale distribution companies, building materials professional dealers, manufactured housing producers and industrial manufacturers. We believe that our ability to provide high quality service on a national scale to each of these customers is a significant competitive advantage.

•
Well-Positioned to Benefit from Building Products Industry Dynamics.    We believe that we are well positioned to capture the benefits from increased new home construction and increased spending on the repair and remodeling of existing homes. RISI has estimated that average annual housing starts for the period from 2000 through 2005 will be 1.6 million, surpassing the average annual starts of 1.4 million for the period from 1991 to 2000. Additionally, RISI has predicted that the total dollars spent on R&R will increase to approximately $138 billion by 2004, a substantial increase from approximately $127 billion spent in 2000. We believe that we are well positioned to profit from these growth trends by capitalizing on our current leading market positions and by targeting corollary markets, such as EWP, with innovative, value-added products.

•
Significant Cash Flow Generation Potential.    We maintain a low cost position and a disciplined capital expenditures program, which helps us to generate significant free cash flow. During the last five years, our businesses generated, on average, $297 million per year in adjusted EBITDDA. Adjusted EBITDDA represents income (loss) before taxes, minority interests and equity in earnings of unconsolidated affiliate plus net interest expense, depreciation, depletion (also referred to as cost of timber harvested) and amortization, as adjusted to exclude unusual charges and credits and losses related to assets and liabilities transferred under contractual arrangement. As demonstrated by our dividend reduction announced in May 2001, our management team and board of directors are willing to take aggressive action to ensure the company maintains adequate liquidity and financial flexibility during both favorable and challenging markets.

•
Experienced Management Team with Strong Strategic Vision.    Led by our CEO, Mr. Mark Suwyn, our senior management team has a proven track record of focused expansion of our building products business; successfully integrating acquisitions; divesting non-core or underperforming assets; generating additional revenues through product innovation and applied technologies; targeting capital investments on projects that enhance yields and improve cost; and maximizing performance during both favorable and challenging markets. Under Mr. Suwyn’s leadership, our management team has been invigorated with a high level of focus on profitability, growth and cash flow generation.

          We were organized in Delaware in 1972. Our executive offices are located at 805 S.W. Broadway, Suite 1200, Portland, Oregon 97205. Our telephone number is (503) 821-5100.

Recent Developments

Recent Financial Results

          On July 19, 2001, we announced our unaudited financial results for the three and six months ended June 30, 2001. For the three months ended June 30, 2001, our net sales and adjusted EBITDDA were $650 million and $57 million, respectively. For the three months ended June 30, 2001, our capital expenditures totaled $12 million.

          Compared to the prior three-month period, our net sales for the three months ended June 30, 2001 increased approximately $91 million or 16% primarily due to increases in wholesale building product prices and strong demand for our products as a result of continued robust U.S. residential construction activity. Net sales increases for structural products, exterior products and other products of 18%, 61% and 17%, respectively, more than offset a 3% decrease in net sales for industrial panel products. A comparison over the same periods of pulp sales is not meaningful due to the sale of a controlling interest in Samoa Pacific Cellulose LLC in the first quarter of 2001.

          Similarly compared to the prior three-month period, our adjusted EBITDDA for the three months ended June 30, 2001 increased approximately $89 million. Adjusted EBITDDA increases for structural products, exterior products and industrial panel products of $66 million, $16 million and $3 million, respectively, more than offset a $1 million decrease in adjusted EBITDDA for other products.

          At June 30, 2001, our consolidated balance sheet reflected $56 million of cash and cash equivalents, $876 million of debt (excluding non-recourse debt) and $1,181 million of stockholders’ equity. During the three months ended June 30, 2001, total debt decreased by $45 million.

          Our capital expenditures for the six months ended June 30, 2001 were $34 million, compared to $98 million for the six months ended June 30, 2000, a decrease of 65%. The current level of capital spending is significantly less than one-half of depreciation, depletion and amortization.

          The following table presents unaudited results of operations data for the three and six months ended June 30, 2000 and 2001. This data should be read in conjunction with the consolidated financial statements and the related notes and other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Interim results are not necessarily indicative of our future operating results for any interim period or any full year.

	Three Months Ended June 30,		Six Months Ended June 30,
	2000	2001	2000	2001
	(dollars in millions)
Net sales(a)	$832	$650	$1,661	$1,208
Net interest expense(b)	(9)	(14)	(17)	(29)
Income (loss) before taxes, minority interest and equity in earnings of unconsolidated affiliate	38	(14)	134	(127)
Net income (loss)	21	(10)	79	(99)
Income (loss) excluding unusual credits and charges(c)	44	(9)	101	(91)
Adjusted EBITDDA(d)	144	57	309	24
Capital expenditures(e)	56	12	98	34

(a)	Sales figures for the three and six months ended June 30, 2000 have been reclassified to conform with EITF Issue No. 00-10 “Accounting for Shipping and Handling Costs.”

(b)
Net interest expense is interest expense net of interest income, which is principally comprised of interest income on notes receivable from asset sales that provide collateral for our limited recourse notes payable.

(c)
In the first quarter of 2000, we recorded a $5 million (approximately $3 million after taxes) gain on an insurance recovery for siding related matters and an impairment charge of approximately $3 million (approximately $2 million after taxes) to reduce the carrying value of a manufacturing facility to its estimated net realizable value. In the second quarter of 2000, we recorded a net $38 million loss (approximately $23 million after taxes) primarily related to an impairment charge to reduce the carrying value of a pulp mill in Samoa, California to its estimated net realizable value, an impairment charge at an MDF facility, a mark to market charge on an interest rate hedge and a gain on an insurance recovery for siding related matters.

In the first quarter of 2001, we recorded a net loss of approximately $10 million (approximately $6 million after taxes) associated with impairment charges on certain assets. We also recorded a net loss of $2 million (approximately $1 million after taxes) for additional reserves for non-product litigation. In the second quarter of 2001, we recorded a net loss of $2 million (approximately $1 million after taxes) associated with the impairment of an equity investment.

(d)
EBITDDA represents income (loss) before taxes, minority interests and equity in earnings of unconsolidated affiliate plus net interest expense, depreciation, depletion (also referred to as cost of timber harvested) and amortization. Adjusted EBITDDA represents EBITDDA, as adjusted to exclude unusual charges and credits and losses related to assets and liabilities transferred under contractual arrangement. Adjusted EBITDDA provides a measure of our ability to satisfy principal and interest obligations on our debt and to provide cash for other purposes. Adjusted EBITDDA does not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), cash flow or other measures of performance prepared in accordance with generally accepted accounting principles. Our definitions of EBITDDA and adjusted EBITDDA may not be comparable to those reported by other companies.

(e)	Excludes acquisitions.

Recent Wholesale Prices of Selected Building Products

          The following table sets forth, for the three months ended March 31, 2001 and June 30, 2001, the average wholesale prices of selected building products in the U.S.

	Three Months Ended March 31, 2001	Three Months Ended June 30, 2001	% Change
OSB, 7 /16” basis— 24 /16 span rating (North Central price), MSF(a)	$132	$191	45%
Southern pine plywood, 1 /2” basis CDX (3-ply), MSF(a)	242	303	25
Framing lumber, composite prices, MBF(a)	284	366	29
Industrial particleboard, 3 /4” basis, MSF(a)	257	260	1

(a)	Prices represent quarterly averages stated in dollars per thousand board feet (MBF) or thousand square feet (MSF). Source: Random Lengths.

Dividend Reduction

          On May 7, 2001, we announced that our board of directors had reduced the company’s quarterly dividend by 65% from $0.14 per share to $0.05 per share. Our board of directors indicated that, despite some recent improvement, product prices had been at near-record lows since their rapid decline starting in the second quarter of 2000. The board’s action to reduce the dividend was based on a variety of factors including market conditions, an uncertain economy and a desire to increase our financial flexibility. The dividend reduction is expected to result in annual cash savings of approximately $38 million.

The Transaction

          We will use the gross proceeds from the sale of the notes to repay all debt outstanding under an existing term loan maturing in 2003, to repay a portion of the debt outstanding under an existing revolving credit facility and to pay related transaction costs relating to this offering. This offering of notes and the use of proceeds as described above are referred to in this prospectus supplement as the “Transaction.” The table below sets forth the estimated sources and uses for the Transaction based on balances as of March 31, 2001 (dollars in millions):

Sources		Uses
10.875% senior subordinated notes due 2008	$200	Repay term loan	$170
		Repay portion of revolving credit facility	25
		Transaction costs	5

TOTAL SOURCES	$200	TOTAL USES	$200

In addition to the Transaction, as of the date of this prospectus supplement, the arranger of a new $200 million three-year senior secured revolving credit facility for LP had received written commitments, subject to customary conditions, from financial institutions for $180 million of this new facility. We expect this new credit facility to be in place by the end of the third quarter of 2001. As of June 30, 2001, the outstanding balance under our existing revolving credit facility was approximately $67 million. Had we closed this new revolving credit facility on June 30, 2001 and repaid the remaining debt outstanding under our existing domestic revolving credit facility and paid related fees and expenses, we would have had approximately $158 million of initial availability under this new facility. See “Description of Other Indebtedness—New Domestic Revolving Credit Facility.” In addition, we are in the process of seeking to arrange a $125 million trade receivables financing facility in order to further enhance our liquidity. We have targeted closing the trade receivables financing facility by the end of the fourth quarter of 2001. See “Description of Other Indebtedness—Receivables Financing Facility.”

The Offering

          The following summary is not intended to be complete. For a more detailed description of the notes, see “Description of the Notes.”

Issuer	Louisiana-Pacific Corporation

Notes Offered	$200 million aggregate principal amount of 10.875% Senior Subordinated Notes due 2008.

Maturity Date	November 15, 2008.

Issue Price	100.00% plus accrued interest, if any, from August 13, 2001.

Interest Payment Dates	Interest will accrue from the date of issuance and will be payable semiannually on each May 15 and November 15, commencing May 15, 2002.

Ranking	The notes are our senior subordinated obligations. Accordingly they will rank:

• behind all of our existing and future senior debt and behind all existing and future debt and other liabilities of our subsidiaries.

• equally with any of our future unsecured senior subordinated debt that does not expressly provide that it is subordinated to the notes; and

• ahead of any of our future debt that expressly provides that it is subordinated to the notes.

Assuming we had completed this offering and
applied the proceeds as intended as of
March 31, 2001, the notes would have been
subordinated to approximately $726 million of
debt of the company and its subsidiaries on a
consolidated basis (excluding $314 million of
non-recourse debt). As of March 31, 2001, we
had no debt ranking equal or junior to the
notes.

Mandatory Sinking Fund	None.

Optional Redemption	At any time prior to November 15, 2005, we
have the option to redeem the notes, in whole
or in part, at a redemption price equal to the
greater of (1) 100% of the principal amount of
the notes being redeemed and (2) as
determined by the Quotation Agent, the sum of
the present values of the remaining scheduled
payments of the principal of and interest on the
notes being redeemed discounted to the date of
redemption as desired on a semi-annual basis
(assuming a 360-day year consisting of twelve
30-day months) at the Adjusted Treasury Yield
(as defined herein) plus 50 basis points; plus, in
either case, accrued interest on the notes being
redeemed to the date of redemption. See
“Description of the Notes—Optional
Redemption.” At any time prior to
November 15, 2004, we may also redeem up to
35% of the notes at our option at the
redemption price listed in “Description of the
Notes—Optional Redemption” using the
proceeds of specified public equity offerings.
On or after November 15, 2005, we may
redeem some or all of the notes at our option at
the redemption prices listed in “Description of
the Notes—Optional Redemption.”

Change of Control	If we experience specific kinds of changes in
control, we would be required to offer to
purchase each holder’s notes, in whole or in
part, at a price equal to 101% of the principal
amount together with any accrued and unpaid
interest to the date of purchase.

Basic Covenants of Indenture	While we do not meet the Rating Condition (as
defined in “Description of the Notes—Rating
Condition”), covenants contained in the
indenture under which the notes will be issued
will, among other things, limit our ability and the
ability of our restricted subsidiaries to do certain
things. We will meet the Rating Condition if the
notes are rated investment grade with at least a
stable outlook by Moody’s Investor Service, Inc.
and Standard & Poor’s Rating Services and if
we are not in default under the indenture. We
currently do not meet the Rating Condition.

While we do not meet the Rating Condition, these covenants will limit our ability and the ability of our Restricted Subsidiaries to:

• borrow money;

• pay dividends on capital stock, or redeem or repurchase our capital stock or subordinated debt;

• make investments;

• sell assets;

• sell capital stock of restricted subsidiaries;

• create restrictions on the payment of dividends or other amounts to us from our restricted subsidiaries; and

• enter into transactions with affiliates.

If and while we meet the Rating Condition, the above limitations will not apply to the notes.
In addition, so long as any notes are
outstanding, whether or not we meet the Rating
Condition, covenants contained in the indenture
will, among other things, limit our ability and the
ability of our restricted subsidiaries to:

• enter into sale and leaseback transactions; and

• create liens; and

limit our ability to:

• incur debt that is junior to our senior debt but senior to the notes; and

• consolidate, merge or sell all or substantially all of our assets.

These covenants are subject to a number of important exceptions, limitations and qualifications that are described under “Description of the Notes.”

Absence of Market for the Notes	The notes will be a new issue of securities for which currently there is no market. Although the underwriters intend to make a market in the notes in a manner permitted under applicable securities laws, the underwriters are not
obligated to do so, and any such market-
making may be discontinued at any time
without notice. Accordingly, there can be no
assurance as to the development or liquidity of
any market for the notes.

Risk Factors

          You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the discussion under the caption “Risk Factors” of specific risks involved in an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

          The historical financial data as of and for the years ended December 31, 1998, 1999 and 2000 were derived from our audited consolidated financial statements included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The historical financial data as of and for the three months ended March 31, 2000 and 2001 were derived from our unaudited consolidated financial statements included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation. Interim results are not necessarily indicative of our future operating results for any interim period or any full year. This summary financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This data reflects the adoption of EITF Issue No. 00-10 and other reclassifications to conform to the 2000 presentation.

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
	(dollars in millions, except ratio data)
Income statement data:
Net sales:
Structural products	$1,307	$1,876	$1,817	$ 532	$ 344
Exterior products	116	276	329	71	70
Industrial panel products	192	300	287	81	53
Other products	731	477	348	103	59
Pulp	105	143	152	43	33

Total net sales	$2,451	$3,072	$2,933	$ 830	$ 559

Gross profit (loss)(a)	$ 258	$ 597	$ 335	$ 163	$ (40)
Adjusted operating profit (loss)(b)	74	377	96	104	(81)
Net interest expense(c)	(13)	(12)	(43)	(8)	(15)
Net income (loss)	2	217	(14)	58	(89)

Balance sheet data:
Cash and cash equivalents	$ 127	$ 116	$ 38	$ 106	$ 27
Total assets	2,519	3,488	3,375	3,535	3,259
Total debt	494	1,060	1,223	1,059	1,235
Total debt, excluding non-recourse portion	180	746	909	745	921
Total stockholders’ equity	1,223	1,360	1,295	1,388	1,193

Other financial data:
Adjusted EBITDDA:(d)
Structural products	$ 303	$ 563	$ 340	$ 158	$ 4
Exterior products	29	67	39	14	1
Industrial panel products	11	27	16	7	(4)
Other products	7	6	2	4	—
Pulp	(26)	(4)	23	7	(11)
Corporate	(65)	(80)	(88)	(24)	(22)

Adjusted total EBITDDA	$ 259	$ 579	$ 332	$ 166	$ (32)

Depreciation, amortization and depletion	$ 185	$ 202	$ 236	$ 61	$ 49
Capital expenditures	123	118	220	42	22
Ratio of earnings to fixed charges(e)	1.3x	7.3x	—	5.7x	—
Ratio of adjusted total debt excluding non-recourse portion to adjusted total EBITDDA(f)					6.9x
Ratio of adjusted total EBITDDA to pro forma net interest expense(g)					2.3x

	Year Ended December 31,			Three Months Ended March 31,
	1998	1999	2000	2000	2001
Production volumes:
OSB, 3 /8” basis, million square feet	3,934	4,406	5,122	1,395	1,367
Softwood plywood, 3 /8” basis, million square feet	983	943	1,046	268	207
Lumber, million board feet	1,110	1,029	993	264	229
Wood-based siding, 3 /8” basis, million square feet	383	678	949	169	154
Industrial panel products, 3 /4” basis, million square feet	575	621	598	173	131
Engineered I-Joists, million lineal feet	86	87	70	24	14
Laminated veneer lumber, thousand cubic feet	7,100	6,300	7,000	2,150	1,700
Pulp, thousand short tons	286	374	373	99	51

Industry price trends(h):
OSB, 7 /16” basis— 24 /16 span rating (North Central price), MSF	$205	$260	$206	$261	$132
Southern pine plywood, 1 /2” basis CDX (3-ply), MSF	284	329	229	284	242
Framing lumber, composite prices, MBF	349	401	323	384	284
Industrial particleboard, 3 /4” basis, MSF	259	273	284	291	257

% Logs by source
Fee owned lands	12%	11%	10%	12%	12%
Private cutting contracts	14	16	14	19	11
Government contracts	13	17	17	19	25
Purchased logs	61	56	59	50	52
Total volume, million board feet	1,997	2,324	3,352	811	637

(a)
Gross profit (loss) represents income (loss) before selling and administrative expense, unusual credits and charges, income taxes, minority interest, interest and equity in earnings of unconsolidated affiliate.

(b)
Adjusted operating profit (loss) represents income (loss) before taxes, minority interests, interest, and equity in earnings of unconsolidated affiliate, excluding unusual charges, net of unusual credits, of $(48) million, $(8) million, $(71) million, $2 million and $(12) million, respectively, for the years ended December 31, 1998, 1999, and 2000 and the three months ended March 31, 2000 and 2001.

(c)
Net interest expense is interest expense net of interest income, which is principally comprised of interest income on notes receivable from asset sales that provide collateral for our limited recourse notes payable.

(d)
EBITDDA represents income (loss) before taxes, minority interests and equity in earnings of unconsolidated affiliate plus net interest expense, depreciation, depletion (also referred to as cost of timber harvested) and amortization. Adjusted EBITDDA represents EBITDDA, as adjusted to exclude unusual charges and credits and losses related to assets and liabilities transferred under contractual arrangement. Adjusted total EBITDDA includes corporate expenses as well as the adjusted EBITDDA of each segment. Adjusted EBITDDA provides a measure of our ability to satisfy principal and interest obligations on our debt and to provide cash for other purposes. Adjusted EBITDDA does not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), cash flow or other measures of performance prepared in accordance with generally accepted accounting principles. Our definitions of EBITDDA and adjusted EBITDDA may not be comparable to those reported by other companies.

(e)
Earnings are defined as income (loss) before taxes and minority interests and equity in earnings of unconsolidated affiliate plus fixed charges. Fixed charges consist of interest incurred on debt including capitalized interest, capitalized expenses related to indebtedness and an estimated portion of rental expense that is representative of the interest factor under operating leases deemed to be the equivalent of interest. Earnings were insufficient to cover fixed charges by approximately $15 million for the year ended December 31, 2000 and approximately $113 million for the three months ended March 31, 2001.

(f)
Adjusted total debt excluding non-recourse portion reflects total debt after giving effect to the offering as if it had been completed as of March 31, 2001, and excluding approximately $314 million of non-recourse debt. The excluded non-recourse debt represents 90% of approximately $349 million of debt secured by notes receivable issued to us by Simpson Timber Company. Adjusted total EBITDDA is calculated for the twelve months ended March 31, 2001.

(g)
Adjusted total EBITDDA is calculated for the twelve months ended March 31, 2001. Pro forma interest expense reflects interest expense after giving effect to the offering as if it had been completed at the beginning of the twelve months ended March 31, 2001.

(h)	Prices represent yearly and quarterly averages stated in dollars per thousand board feet (MBF) or thousand square feet (MSF). Source: Random Lengths.

RISK FACTORS

          You should carefully consider the risks described below, together with all of the other information set forth or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making a decision to invest in the notes.

Risks Related to Our Indebtedness and the Notes

Our substantial debt could adversely affect our cash flow and prevent us from fulfilling our obligations.

          We have a significant amount of debt. As of March 31, 2001, after giving effect to the Transaction, we would have had (1) pro forma consolidated total debt of approximately $926 million (excluding approximately $314 million of non-recourse debt), all of which would have been expressly or effectively senior to the notes, and (2) a pro forma ratio of total debt to total capitalization, excluding the non-recourse portion of debt in each case, of approximately 44%. See “Capitalization” and “Description of Other Indebtedness.”

          Our substantial debt could have important consequences. For example, it could:

•
require us to dedicate a substantial portion of our cash flow from operations and other capital resources to debt service, thereby reducing our ability to fund working capital, capital expenditures and other cash requirements;

•	limit our flexibility in planning for, or reacting to, changes and opportunities in, the building products industry, which may place us at a competitive disadvantage compared to our competitors;

•	limit our ability to incur additional debt on commercially reasonable terms, if at all;

•	increase our vulnerability to adverse economic and industry conditions; and

•	make it more difficult or impossible for us to make payments on the notes or any other indebtedness or obligations.

We must generate significant cash flow to service our debt. Our ability to generate cash depends on many factors beyond our control.

          Our ability to make payments on our existing and future senior debt and the notes and to pay our expenses will depend on our ability to generate cash in the future. Our ability to generate cash is subject to various risks and uncertainties, including those disclosed or incorporated by reference in this prospectus supplement and the accompanying prospectus. Based on our current level of operations, we believe our cash flow from operations and other capital resources will be sufficient to meet our liquidity needs for the foreseeable future. However, we cannot assure you that these capital resources will be sufficient to enable us to repay our senior debt and the notes and to pay our expenses. If we do not have enough money to make these payments, we may be required to refinance all or part of our debt, sell assets, curtail discretionary capital expenditures, further reduce dividend payments or borrow more money. We cannot assure you that we will be able to do these things on commercially reasonable terms, if at all. In addition, the terms of our existing or future debt agreements may restrict us from pursuing any of these alternatives.

The agreements governing our existing and future debt contain and will contain various covenants that limit our discretion in the operation of our business.

          The agreements and instruments governing our existing and future debt contain and will contain various restrictive covenants that, among other things, require us to comply with or maintain certain financial tests and ratios and restrict our ability to:

•	incur debt;

•	incur liens;

•	redeem and/or prepay debt;

•	make acquisitions;

•	make investments, including loans and advances;

•	make capital expenditures;

•	engage in mergers, consolidations or sales of assets;

•	engage in transactions with affiliates; and

•	pay dividends or engage in stock redemptions.

          Our ability to comply with these covenants is subject to various risks and uncertainties, and events beyond our control which could affect our ability to comply with and maintain the financial tests and ratios. Any failure by us to comply with and maintain all applicable financial tests and ratios and to comply with all applicable covenants could result in an event of default with respect to, and the acceleration of the maturity of, a substantial portion of our debt. Even if we are able to comply with all applicable covenants, the restrictions on our ability to operate our business in our sole discretion could harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Your right to receive payments on the notes may be adversely affected by the rights of our senior creditors.

          All of the company’s existing debt and all of the existing debt and other liabilities, including trade payables and lease obligations, of our subsidiaries are senior in right of payment to the notes. Except to the extent, if any, that any of the company’s future debt is expressly subordinated to be on parity with or junior to the notes, all future debt of the company and all future debt or other liabilities, including trade payables and lease obligations, of our subsidiaries will be senior in right of payment to the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the company and our subsidiaries, the holders of our senior debt and the holders of the debt and other liabilities, including trade payables and lease obligations, of our subsidiaries will be entitled to be paid in full in cash before any payment may be made on the notes.

          If we fail to pay our senior debt when due, whether upon maturity or as a result of acceleration or otherwise, we could be prohibited from making any payments on the notes until the default is cured or all of the senior debt is paid in full. In addition, payments on the notes may be blocked for periods, each up to 179 consecutive days, in the event of other defaults relating to specified senior debt.

          In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to the company, holders of the notes will participate ratably with our general unsecured creditors and ratably with all other holders of all of our senior subordinated indebtedness, if any, in the assets remaining after we have paid all of the senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than our other general unsecured creditors in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors, including the holders of the notes.

The assets of our subsidiaries may not be available to make payments on the notes.

          The notes will not be guaranteed by our subsidiaries, and payments on the notes are required to be made only by us. We may not have direct access to the assets of our subsidiaries unless these assets are transferred by dividend or otherwise to us. The ability of our subsidiaries to pay dividends or otherwise transfer assets to us is subject to various restrictions, including restrictions under applicable law.

          In the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to any of our subsidiaries, holders of indebtedness of our subsidiaries, including trade creditors, would generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. Any right that we have to receive any assets of any of our subsidiaries upon its liquidation or reorganization will be effectively subordinated to the claims of creditors of the subsidiary, except to the extent that we are a creditor of the subsidiary, in which case our claims would still be subordinated in right of payment to any secured indebtedness of that subsidiary and any indebtedness of the subsidiary that is senior to that held by us. As a result, the notes will be effectively subordinated to the debt and other liabilities, including trade payables and lease obligations, of all of our subsidiaries. As of March 31, 2001, our subsidiaries had $514 million of debt (including $314 million of non-recourse debt and excluding all intercompany debt) and $431 million of trade payables and other liabilities outstanding.

We may incur substantially more debt. This could further increase the risks associated with our substantial leverage.

          We may incur substantially more debt in the future. Any such additional debt could increase the risks associated with our substantial leverage.

Risks Related to Our Business

Cyclical industry conditions and commodity pricing have and may continue to adversely affect our financial condition and results of operations.

          Our operating results reflect the general cyclical pattern of the building products industry. Most of our products, including structural panels and lumber, are globally traded commodity products. In addition, our products are subject to competition from manufacturers worldwide. Historical prices for our products have been volatile, and we, like other participants in the building products industry, have limited influence over the timing and extent of price changes for our products. Product pricing is significantly affected by the relationship between supply and demand in the building products industry. Product supply is influenced primarily by fluctuations in available manufacturing capacity. Demand is affected by the state of the economy in general and a variety of other factors. The demand for our building products is primarily affected by the level of new residential construction activity and home repair and remodeling activity. Demand is also subject to fluctuations due to changes in economic conditions, interest rates, population growth, weather conditions and other factors. We are not able to predict with certainty market conditions and selling prices for our products. We cannot assure you that prices for our products will not decline from current levels. A prolonged and severe weakness in the markets for one or more of our principal products could seriously harm our financial condition and results of operations and our ability to satisfy our cash requirements, including the payment of interest and principal on our debt.

We have a high degree of product concentration.

          OSB accounted for approximately 30% of our revenues during fiscal 2000, and we expect OSB sales to continue to account for a substantial portion of our revenues in the future. Concentration of our business in the OSB market further increases our sensitivity to commodity pricing and price volatility. For example, according to Random Lengths, an industry source, during the three months ended March 31, 2000, average OSB pricing per thousand board feet was $261. For the same period in 2001, average OSB pricing per thousand board feet was $132. We cannot assure you that prices for OSB or our other products will not decline from current levels.

Increased industry production capacity for OSB could constrain our operating margins for the foreseeable future.

          According to the APA—The Engineered Wood Association (the “APA”), an industry trade association, total North American OSB annual production capacity increased by about 3 billion square feet in 2000 to approximately 24 billion square feet on a  3 /8-inch equivalent basis and is projected to increase by approximately 6 billion square feet in the 2001 to 2006 period. The APA has projected that total North American demand for OSB will increase by about 5 billion square feet during the 2001 to 2006 period. If increases in OSB production capacity exceed increases in OSB demand, OSB could have constrained operating margins for the foreseeable future.

Intense competition in the building products industry could prevent us from increasing or sustaining our net sales and from regaining or sustaining profitability.

          The markets for our products are highly competitive. Our competitors range from very large, fully integrated forest and building products firms to smaller firms that may manufacture only one or a few types of products. We also compete less directly with firms that manufacture substitutes for wood building products. Many of our competitors have greater financial and other resources than we do, and certain of the mills operated by our competitors may be lower-cost producers than the mills operated by us.

Our results of operations may be harmed by increases in raw material costs.

          The most significant raw material used in our operations is wood fiber. We currently obtain more than 50% of our wood fiber requirements in the open market. Wood fiber is subject to commodity pricing, which fluctuates on the basis of market factors over which we have no control. In addition, the cost of various types of wood fiber that we purchase in the market has at times fluctuated greatly because of economic or industry conditions. In addition to wood fiber, we also use a significant quantity of various resins in the manufacturing processes for our structural and industrial panel products, as well as certain of our vinyl products. Resin product costs are influenced by changes in the prices of raw materials used to produce resin, primarily petroleum products, as well as demand for resin products. Selling prices of our products have not always increased in response to raw material cost increases. We are unable to determine to what extent, if any, we will be able to pass any future raw material cost increases through to our customers through product price increases. Our inability to pass increased costs through to our customers could have a material adverse effect on our financial condition, results of operations and cash flow.

Our operations require substantial capital and our capital resources may not be adequate to provide for all of our cash requirements.

          Our operations require substantial capital. Although we have invested significantly in the past, and believe that capital expenditures related to our facilities will be less in the foreseeable future, capital expenditures for expansion or replacement of existing facilities or equipment or to comply with future changes in environmental laws and regulations may require substantial expenditures. Although we maintain our production equipment with regular periodic and scheduled maintenance, we cannot assure you that key pieces of equipment in our various production processes will not need to be repaired or replaced or that we will not incur significant additional costs associated with environmental compliance. The costs of repairing or replacing such equipment and the associated downtime of the affected production line could have a material adverse effect on our financial condition, results of operations and cash flow. Based on our current operations, we believe our cash flow from operations and other capital resources will be adequate to meet our operating needs, capital expenditures and other cash requirements for the foreseeable future. However, we cannot assure you that our capital resources will be adequate for these purposes. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements on economic terms, we could experience a material adverse effect on our business, financial condition, results of operations and cash flow.

We are subject to significant environmental regulation and environmental compliance expenditures and liabilities.

          Our businesses are subject to many environmental laws and regulations, particularly with respect to the restoration and reforestation of timberlands, discharges of pollutants and other emissions on or into land, water and air, and the disposal and remediation of hazardous substances or other contaminants. Compliance with these laws and regulations is a significant factor in our business. We have incurred and expect to continue to incur significant expenditures to comply with applicable environmental laws and regulations. Moreover, some or all of the environmental laws and regulations to which we are subject could become more stringent or more stringently enforced in the future. Our failure to comply with applicable environmental laws and regulations and permit requirements could result in civil or criminal fines or penalties or enforcement actions, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of pollution control equipment or remedial actions.

          Some environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. In addition, we occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities may lead to discoveries of contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. Consequently, we cannot assure you that existing or future circumstances or developments with respect to contamination will not require significant expenditures by us.

We are involved in various environmental matters and legal proceedings. The outcome of these matters and proceedings and the magnitude of related costs and liabilities are subject to uncertainties.

          We currently are and from time to time in the future will be involved in a number of environmental matters and legal proceedings. These matters and proceedings, including class action settlements relating to certain of our products, have in the past caused and in the future may cause us to incur substantial costs. We have established contingency reserves in our consolidated financial statements with respect to the estimated costs of existing environmental matters and legal proceedings to the extent that our management has determined that such costs are both probable and reasonably estimable as to amount. However, such reserves are based upon various estimates and assumptions relating to future events and circumstances, all of which are subject to inherent uncertainties. We regularly monitor our estimated exposure to environmental and litigation loss contingencies and, as additional information becomes known, may change our estimates significantly. However, no estimate of the range of any such change can be made at this time. At March 31, 2001, the estimated amount of approved but unpaid claims under the settlement agreement relating to the class action settlement of our national OSB siding litigation, exceeded the sum of the then-current balance of the related settlement fund and our remaining mandatory contributions to the related settlement fund by approximately $101 million. Consequently, the actual costs we ultimately incur may vary significantly from the estimated costs reflected in our contingency reserves. Moreover, we may incur costs in respect of existing and future environmental matters and legal proceedings as to which no contingency reserves have been established. We cannot assure you that we will have sufficient resources available to satisfy the related costs and expenses associated with these matters and proceedings.

We do not maintain insurance for losses to our standing timber from natural disasters or other causes.

          The volume and value of timber that can be harvested from our lands or that we may purchase from other sources may be limited by natural disasters such as fire, insect infestation, disease, ice storms, wind storms, flooding and other weather conditions and other causes. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations. As is typical in the industry, we do not maintain insurance for any loss to our standing timber from natural disasters or other causes.

High energy costs could adversely affect our results of operations.

          Energy has become an increasing variable operating expense for us as a result of rapid and substantial price increases which commenced in mid-2000 and have continued in 2001. Although some of our facilities generate a portion of their energy requirements through the burning of wood waste, the cost of natural gas and electricity purchased from outside suppliers has increased significantly. We have not been able, and in the future may not be able, to pass all increased energy costs through to our customers. The total estimated natural gas and electricity expenditures for the three months ended March 31, 2001 were approximately $30 million (as adjusted for acquisitions, dispositions, or closures of our facilities during the comparable periods), as compared to less than $24 million (as adjusted for acquisitions, dispositions, or closures of our facilities during the comparable periods) for the three months ended March 31, 2000, representing an increase of approximately 28%.

USE OF PROCEEDS

          The estimated net proceeds from the sale of the notes will be approximately $195 million, after deducting the estimated underwriting discount and estimated offering expenses payable by us. We will use the gross proceeds from the sale of the notes to repay all debt outstanding under an existing term loan maturing in 2003, to repay a portion of the debt outstanding under an existing revolving credit facility due in January 2002 and to pay related transaction costs relating to this offering. At March 31, 2001, the term loan bore interest at the rate of 6.3% per annum and the revolving credit facility debt bore interest at a weighted average rate of 5.5% per annum.

          This offering of notes and the use of proceeds as described above are referred to in this prospectus supplement as the “Transaction.” The table below sets forth the estimated sources and uses for the Transaction based on balances as of March 31, 2001 (dollars in millions):

Sources		Uses
10.875% senior subordinated notes due 2008	$200	Repay term loan	$170
		Repay portion of revolving credit facility	25
		Transaction costs	5

TOTAL SOURCES	$200	TOTAL USES	$200

          In addition to the Transaction, as of the date of this prospectus supplement, the arranger of a new $200 million three-year senior secured revolving credit facility for LP had received written commitments, subject to customary conditions, from financial institutions for $180 million of this new facility. We expect this new credit facility to be in place by the end of the third quarter of 2001. As of June 30, 2001, the outstanding balance under our existing revolving credit facility was approximately $67 million. Had we closed this new credit revolving facility on June 30, 2001 and repaid the remaining debt outstanding under our existing domestic revolving credit facility and paid related fees and expenses, we would have had approximately $158 million of initial availability under this new facility. See “Description of Other Indebtedness—New Domestic Revolving Credit Facility.” In addition, we are in the process of seeking to arrange a $125 million trade receivables financing facility in order to further enhance our liquidity. We have targeted closing the trade receivables financing facility by the end of the fourth quarter of 2001. See “Description of Other Indebtedness—Receivables Financing Facility.”

CAPITALIZATION

          The following table sets forth, as of March 31, 2001, our historical capitalization and our as adjusted capitalization giving effect to (1) the sale of the notes and (2) the application of the net proceeds from the sale of the notes as described in “Use of Proceeds.” The table should be read in conjunction with our consolidated financial statements and related notes and the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

	March 31, 2001
	Actual	As Adjusted
	(dollars in millions)
Existing revolving credit facility(a)	$ 115	$ 90
Other short-term debt	47	47

Total short-term debt	$ 162	$ 137

Term loan	170	—
8.500% senior notes due 2005	189	189
8.875% senior notes due 2010	199	199
Other long-term debt	118	118
Limited recourse notes payable(b)	397	397
10.875% senior subordinated notes due 2008	—	200

Total long-term debt	$1,073	$1,103

Total debt	$1,235	$1,240

Total debt excluding non-recourse portion(c)	$ 921	$ 926

Stockholders’ equity	$1,193	$1,193

Total capitalization	$2,428	$2,433

Total capitalization less non-recourse portion of debt(c)	$2,114	$2,119

(a)	As of June 30, 2001, the outstanding balance under our existing revolving credit facility was approximately $67 million.

(b)	At March 31, 2001, the recourse portion of the debt represented by these notes was approximately $83 million.

(c)	Reflects the exclusion of approximately $314 million of non-recourse debt.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

          The historical financial data as of and for the five years ended December 31, 2000 (after making reclassifications to conform with EITF Issue No. 00-10) were derived from our audited consolidated financial statements included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The historical financial data as of and for the three months ended March 31, 2000 and 2001 were derived from our unaudited consolidated financial statements included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation. Interim results are not necessarily indicative of our future operating results for any interim period or any full year. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This data reflects the adoption of EITF Issue No. 00-10 and other reclassifications to conform to the 2000 presentation.

	Year Ended December 31,					Three Months Ended March 31,
	1996(a)	1997(a)	1998(a)	1999(a)	2000(a)	2000(a)	2001(a)
	(dollars in millions)
Income statement data:
Net sales	$2,653	$2,564	$2,451	$3,072	$2,933	$ 830	$ 559
Cost of sales	2,290	2,288	2,008	2,273	2,363	605	549
Depreciation, amortization and depletion	192	184	185	202	236	61	49
Net interest expense(b)	(8)	(29)	(13)	(12)	(43)	(8)	(15)
Income (loss) before taxes and minority interest and equity in earnings of unconsolidated affiliate	(327)	(151)	13	357	(18)	97	(113)
Provision (benefit) for income taxes	(126)	(44)	14	140	(12)	39	(22)
Net income (loss)	(201)	(102)	2	217	(14)	58	(89)

Balance sheet data:
Cash and cash equivalents	$ 28	$ 32	$ 127	$ 116	$ 38	$ 106	$ 27
Working capital	235	278	246	199	276	258	114
Total assets	2,622	2,578	2,519	3,488	3,375	3,535	3,259
Long-term debt, excluding current portion	459	572	460	1,015	1,184	1,011	1,073
Stockholders’ equity	1,428	1,286	1,223	1,360	1,295	1,388	1,193

Cash flow data:
Net cash provided by (used in) operating activities	$ 23	$ 88	$ 123	$ 473	$ 83	$ 54	$ (15)
Net cash provided by (used in) investing activities	(213)	(140)	246	(783)	(261)	(35)	7
Net cash provided by (used in) financing activities	142	56	(275)	300	101	(28)	(3)
Capital expenditures(c)	231	156	123	118	220	42	22
Dividends paid	60	61	61	59	58	15	15
Ratio of earnings to fixed charges(d)	—	—	1.3x	7.3x	—	5.7x	—

(a)	See the notes to our financial statements included or incorporated by reference in this prospectus supplement for a discussion of unusual charges and credits that affected our results of operations.

(b)
Net interest expense is interest expense net of interest income, which is principally comprised of interest income on notes receivable from asset sales that provide collateral for our limited recourse notes payable.

(c)	Excludes acquisitions.

(d)
Earnings are defined as income (loss) before taxes and minority interests and equity in earnings of unconsolidated affiliate plus fixed charges. Fixed charges consist of interest incurred on debt including capitalized interest, capitalized expense related to indebtedness and an estimated portion of rental expense that is representative of the interest factor under operating leases deemed to be the equivalent of interest. Earnings were insufficient to cover fixed charges by $331 million for the year ended December 31, 1996, $151 million for the year ended December 31, 1997, approximately $15 million for the year ended December 31, 2000, and approximately $113 million for the three months ended March 31, 2001.

SELECTED HISTORICAL BUSINESS SEGMENT FINANCIAL DATA

          The historical financial data as of and for the five years ended December 31, 2000 (after making reclassifications to conform with EITF Issue No. 00-10) were derived from our audited consolidated financial statements included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. The historical financial data as of and for the three months ended March 31, 2000 and 2001 were partially derived from our unaudited consolidated financial statements included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. Our unaudited consolidated financial statements were prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation. Interim results are not necessarily indicative of our future operating results for any interim period or any full year. This selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes included in or incorporated by reference in this prospectus supplement and the accompanying prospectus. This data reflects the adoption of EITF Issue No. 00-10 and other reclassifications to conform to the 2000 presentation.
	Year Ended December 31,					Three Months Ended March 31,
	1996(a)	1997(a)	1998(a)	1999(a)	2000(a)	2000(a)	2001(a)
	(dollars in millions)
Net sales:
Structural products	$1,398	$1,223	$1,307	$1,876	$1,817	$ 532	$ 344
Exterior products	108	112	116	276	329	71	70
Industrial panel products	217	199	192	300	287	81	53
Other products	717	861	731	477	348	103	59
Pulp	213	169	105	143	152	43	33

Total net sales	$2,653	$2,564	$2,451	$3,072	$2,933	$ 830	$ 559

Adjusted operating profit (loss)(b):
Structural products	$ 135	$ 21	$ 198	$ 440	$ 173	$ 114	$ (31)
Exterior products	17	9	22	53	19	8	(4)
Industrial panel products	31	13	6	13	2	3	(7)
Other products	(9)	(24)	(20)	(11)	(12)	1	(2)
Pulp	(91)	(29)	(38)	(15)	13	4	(13)
Corporate	(52)	(80)	(94)	(103)	(99)	(26)	(24)

Adjusted total operating profit (loss)	$ 31	$ (90)	$ 74	$ 377	$ 96	$ 104	$ (81)

Adjusted EBITDDA(c):
Structural products	$ 242	$ 135	$ 303	$ 563	$ 340	$ 158	$ 4
Exterior products	23	13	29	67	39	14	1
Industrial panel products	37	19	11	27	16	7	(4)
Other products	16	2	7	6	2	4	—
Pulp	(81)	(15)	(26)	(4)	23	7	(11)
Corporate	(14)	(60)	(65)	(80)	(88)	(24)	(22)

Adjusted total EBITDDA	$ 223	$ 94	$ 259	$ 579	$ 332	$ 166	$ (32)

Assets (at period end):
Structural products	$1,079	$1,105	$ 927	$1,738	$1,689	$1,761	$1,596
Exterior products	41	45	46	199	203	226	204
Industrial panel products	179	175	124	160	142	163	137
Other products	314	302	255	174	228	223	215
Pulp	166	266	178	176	143	175	50
Corporate	843	685	989	1,041	970	987	1,057

Total assets	$2,622	$2,578	$2,519	$3,488	$3,375	$3,535	$3,259

Capital expenditures:
Structural products	$ 115	$ 116	$ 87	$ 94	$ 146	$ 19	$ 14
Exterior products	8	5	1	3	27	7	2
Industrial panel products	9	6	2	6	7	1	1
Other products	13	3	18	8	20	4	3
Pulp	36	4	7	4	2	1	0
Corporate	50	22	8	3	18	10	2

Total capital expenditures(d)	$ 231	$ 156	$ 123	$ 118	$ 220	$ 42	$ 22

(a)	See the notes to our financial statements included or incorporated by reference in this prospectus supplement for a discussion of unusual charges and credits that affected our results of operations.

(b)
Adjusted operating profit (loss) represents income (loss) before taxes, minority interests, interest, and equity in earnings of unconsolidated affiliate, excluding unusual charges, net of unusual credits, of $(350) million, $(33) million, $(48) million, $(8) million, $(71) million, $2 million and $(12) million, respectively, for the years ended December 31, 1996, 1997, 1998, 1999, and 2000 and the three months ended March 31, 2000 and 2001.

(c)
EBITDDA represents income (loss) before taxes, minority interests and equity in earnings of unconsolidated affiliate plus net interest expense, depreciation, depletion (also referred to as cost of timber harvested) and amortization. Adjusted EBITDDA represents EBITDDA, as adjusted to exclude unusual charges and credits and losses related to assets and liabilities transferred under contractual arrangement. Adjusted total EBITDDA includes corporate expenses as well as the adjusted EBITDDA of each segment. Adjusted EBITDDA provides a measure of our ability to satisfy principal and interest obligations on our debt and to provide cash for other purposes. Adjusted EBITDDA does not represent, and should not be considered a substitute for, income (loss) from operations, net income (loss), cash flow or other measures of performance prepared in accordance with generally accepted accounting principles. Our definitions of EBITDDA and adjusted EBITDDA may not be comparable to those reported by other companies.

(d)	Excludes acquisitions.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          This prospectus supplement contains, in addition to historical information, forward-looking statements. These forward-looking statements involve risks and uncertainties, and our actual results could differ materially from the results expressed or implied by the forward-looking statements. See “Forward-Looking Statements.” You should carefully consider all of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the discussion under the caption “Risk Factors” of specific risks involved in an investment in the notes.

General

          We operate in five segments: structural products; exterior products; industrial panel products; other products; and pulp. Structural products is the most significant segment, accounting for more than 60% of sales for both the year ended December 31, 2000 and the three months ended March 31, 2001. Our results of operations are discussed separately for each segment below. Production volumes and industry product price trends are presented below in the tables captioned “Summary of Production Volumes” and “Industry Product Price Trends.”

          Most of our products are sold as commodities and therefore sales prices fluctuate based on market factors over which we have little or no control. We cannot predict whether the prices of our products will remain at current levels, or will increase or decrease in the future, because supply and demand are influenced by many factors, only two of which are the cost and availability of raw materials. We are not able to determine to what extent, if any, we will be able to pass any future increase in the price of raw materials on to customers through product price increases.

          Demand for the majority of our products are subject to cyclical fluctuations over which we have no control. The level of residential construction activity heavily influences demand for our building products, which is subject to fluctuations due to changes in economic conditions, interest rates, population growth and other factors. These cyclical fluctuations in demand are unpredictable and may have a substantial influence on our results of operations.

Three Months Ended March 31, 2001 Compared to Three Months Ended March 31, 2000

          Our net loss for the first quarter of 2001 was $89 million, or $0.86 per diluted share, on sales of $559 million, compared to first quarter 2000 net income of $58 million, or $0.55 per diluted share, on sales of $830 million. Excluding unusual items totaling a loss of $12 million, $8 million after tax, or $0.07 per diluted share, the loss for the first quarter of 2001 was $81 million, or $0.78 per diluted share, compared to first quarter 2000 income, excluding unusual items, of $57 million, or $0.54 per diluted share.

          Reduced demand for many building products and the slowing economy factored negatively into the results for the quarter ended March 31, 2001. This softening demand resulted in reduced market prices for structural products: OSB, plywood and lumber.

        Selected Segment Data

	Three Months Ended March 31,
	2000	2001	% change
	(in millions)
Sales:
Structural products	$532	$344	(35)%
Exterior products	71	70	(1)
Industrial panel products	81	53	(35)
Other products	103	59	(43)
Pulp	43	33	(24)

Total Sales	$830	$559	(33)%

	Three Months Ended March 31,
	2000	2001	% change
	(in millions)
Operating profit (loss):
Structural products	$114	$ (31)	(127)%
Exterior products	8	(4)	(153)
Industrial panel products	3	(7)	(365)
Other products	1	(2)	(363)
Pulp	4	(13)	(391)
Unusual credits and charges, net	1	(12)	(863)
Loss from assets and liabilities transferred under contractual arrangement	—	(5)	—
General corporate and other expenses, net	(26)	(24)	8
Interest expense, net	(8)	(15)	(79)

Income (loss) before taxes, minority interest and equity in earnings of unconsolidated affiliate	$ 97	$(113)	(217)%

        Structural Products

          The structural products segment consists of OSB, plywood, lumber and EWP. The decline in sales for the first quarter of 2001 compared to the first quarter of 2000 was primarily due to lower OSB, plywood and lumber prices compounded by lower sales volumes.

          The most significant product in this segment is OSB. Average prices, net of freight, for the industry were approximately 47% lower this quarter compared to the same quarter in 2000. Our sales volume in the quarter was down about 2% compared to the same quarter last year. Despite the losses incurred in this product line, the value of the production of virtually all of our OSB mills was equal to or greater than cash operating costs during the first quarter of 2001.

          Plywood prices declined approximately 15% for the first quarter 2001 as compared to the first quarter 2000 with sales volume declining about 12%, primarily due to mill closures by the company in the latter half of 2000. We continue to review the operating results at our remaining plywood mills to balance cash flow concerns while meeting customer commitments. We have focused two of our remaining mills on veneer production for LVL. That has helped reduce the impact of the volatility in the plywood pricing and has also helped to increase operational efficiencies at the mills.

          Lumber prices declined about 26% compared to the first quarter of 2000 with sales volumes declining approximately 15% due to permanent and temporary production curtailments. The price level experienced during the first quarter of 2001 continues to create an environment that has accelerated significant industry curtailments as prices have fallen below cash production costs for many mills. We will continue to evaluate the status of our sawmills based on industry conditions.

          EWP showed a decline in profits in the first quarter of 2001 compared to first quarter 2000. This decline was driven by weakened demand and some pricing pressure due to increased industry capacity. Prices for the quarter were approximately 5% below prices for the first quarter of 2000. The weaker demand is a result of both the slowing economy as well as the effect that reduced lumber prices had on reducing the rate of substitution of EWP for traditional lumber products. This is especially true in the I-joist products where sales volumes were down about 10%. EWP profits were positively impacted by the low pricing on raw materials such as veneer, lumber and OSB, a reduction in inventories and improved operating efficiencies.

          Overall, compared to the first quarter of 2000, the primary factor in the decreased profitability in this segment was the low sales prices discussed above, compounded by the lower sales volumes discussed above. Additionally, cost increases for resins, natural gas and electricity negatively impacted profits. Log cost associated with these products declined by 7% for the quarter as compared to the first quarter of 2000.

          Exterior Products

          The exterior products segment consists of siding, both wood composite and vinyl, specialty OSB products and related products such as soffit, facia and trim and composite decking. Sales of exterior products remained relatively flat between first quarter 2001 and the comparable quarter in 2000. Sales of wood composite and vinyl siding and specialty OSB products showed a decline in pricing of 10% and in volume of 7% due to weakened demand. Profitability for this segment declined significantly. This decline was due to three primary factors: (1) lower pricing for those specialty OSB products that are indexed to commodity pricing; (2) losses associated with the up front costs incurred to launch WeatherBest, a composite decking product; and (3) the increase in resin prices which impacted both our wood-based siding and vinyl businesses.

          Industrial Panel Products

          The industrial panel products segment consists of particleboard, MDF, hardboard and interior hardboard products. Sales prices remained relatively flat between first quarter of 2001 and the comparable quarter in 2000. Sales volumes decreased 36% as compared to the same quarter last year due primarily to plant closures as well as weakened demand and fiber supply shortages. Additionally, this segment was negatively impacted by significant increases in energy costs. Wood costs associated with these products remained relatively flat between periods.

          Other Products

          The other products segment includes wood chips, Ireland operations, Alaska operations, moldings and other products. In the first quarter of 2001, sales for this segment declined significantly compared to the first quarter of 2000, primarily due to the contribution of the assets of Greenstone, our former cellulose insulation subsidiary, to a joint venture. Our share of the income or loss of this business subsequent to its contribution to the joint venture is included on our income statement under the caption, “Equity in earnings of unconsolidated affiliate.” Additional declines in sales and operating profits in this segment were primarily related to weaker commodity pricing in the distribution business and the Ireland OSB operation.

           Pulp

          Pulp segment sales and operating profits for the first quarter of 2001 declined significantly from the first quarter of 2000. Sales prices decreased about 14% and sales volumes decreased approximately 38%. The decline in pricing is due to reduced demand for pulp in the worldwide market. Volumes declined largely due to the transfer in mid-February of a controlling interest in pulp facilities in Samoa, California as described in Note 6 to our unaudited financial statements for the three months ended March 31, 2001 included in this prospectus supplement. In addition to the impact of pricing and volume on profitability, higher costs for energy negatively impacted the operating profits of this segment. See “Assets Held for Sale” below for additional information related to the pulp segment.

          Unusual Credits and Charges, Net

          Information regarding unusual credits and charges recorded in the quarter ended March 31, 2001 is set forth in the following table.

	Three Months Ended March 31,
	2000	2001
	(Dollars in millions)
Additions to contingency reserves	$ —	$ (2)
Long-lived asset impairment charges	(3)	(10)
Gain on insurance recovery	5	—

Total unusual credits and (charges), net	$ 2	$(12)

          In the first quarter of 2001, we recorded a net charge of $10 million, or $6 million after taxes, or $0.06 per diluted share, associated with impairment charges related to equipment at three former manufacturing sites. The additional impairment charges resulted from changes in the planned method of disposal of the equipment. The remaining book value and operating results associated with this equipment are not material to our financial statements. We also recorded a net loss of $2 million, or $1 million after taxes, or $0.01 per diluted share, for additional reserves for non-product litigation.

          In the first quarter of 2000, we recorded a $5 million, or $3 million after taxes, or $0.03 per diluted share, gain on an insurance recovery for siding related matters and an impairment charge of $3 million, or $2 million after taxes, or $0.02 per diluted share, to reduce the carrying value of a polymer plant to our estimated net realizable value. The remaining book value and operating results associated with this plant are not material to our financial statements.

          General Corporate and Other Expense

          For the first quarter of 2001, general corporate and other expenses declined 8% from the same period in 2000. This decline is due to the corporate restructuring that occurred in the third and fourth quarters of 2000, as well as an increasing focus on cost containment due to operating losses.

          Interest Income (Expense)

          Interest expense increased in the first quarter of 2001 compared to the same period in the prior year as a result of increased borrowings to fund cash used in operating and financing activities.

Period Ended December 31, 2000 Compared to the Period Ended December 31, 1999

          We lost $14 million, or $0.13 per diluted share, in 2000, including pre-tax net unusual charges of $76 million, or $46 million after taxes, or $0.44 per diluted share. Included in the unusual charges is $5 million, or $3 million after taxes, or $0.04 per share included in the “Equity in earnings of unconsolidated affiliate” line item. This compares to profits of $217 million, or $2.04 per diluted share in 1999 including pre-tax net unusual charges of $8 million, or $5 million after taxes, or $0.05 per diluted share. We earned $2 million, or, $0.02 per diluted share in 1998, including pre-tax net unusual charges of $48 million, or $36 million after taxes, or $0.33 per diluted share. The unusual credits and charges are discussed in further detail in Note 7 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement. Excluding the effects of unusual credits and charges, we earned $32 million, or $0.31 per diluted share, in 2000, $222 million, or $2.09 per diluted share, in 1999 and $38 million, or $0.35 per diluted share, in 1998.

          Sales in 2000 were $2.9 billion, a 5% decrease from 1999 sales of $3.1 billion. Sales in 1999 were 25% higher than 1998 sales of $2.4 billion.

          Reduced demand for building products and the slowing housing markets factored negatively into the results for 2000. This softening demand resulted in reduced market prices for structural panels. The market-related decrease in sales was partially offset by the inclusion for a full year of the operations of ABT Building Products Corporation (ABT), which was acquired in late February 1999, Le Group Forex Inc. (Forex), which was acquired in September 1999 and certain assets of Evans Forest Products Ltd. (Evans), which were acquired in November 1999. ABT expanded product offerings in the exterior products segment with hardboard and vinyl siding and added plastic moldings to our product line in the other products segment. Forex added OSB capacity on the East Coast of North America, helping to fill a geographic gap. OSB is part of the structural products segment. Evans added to our LVL, cedar decking and plywood production capacities, all of which are part of the structural products segment.

          Our 1999 results showed improvement over 1998 largely as a result of increased demand for OSB and plywood, which reduced the effects of industry-wide over capacity which was prevalent in 1998. In late 1998 and early 1999, we also divested or closed numerous unprofitable operations which reduced sales and improved earnings.

     Selected Segment Data

	Year Ended December 31,
	1998	1999	2000	Increase (decrease)
				1998-1999	1999-2000
	(dollar amounts in millions)
Sales:
Structural products	$1,307	$1,876	$1,817	44%	(3)%
Exterior products	116	276	329	138%	19%
Industrial panel products	192	300	287	56%	(4)%
Other products	731	477	348	(35)%	(27)%
Pulp	105	143	152	36%	6%

Total Sales	$2,451	$3,072	$2,933	25%	(5)%

Operating Profit (Loss):
Structural products	$ 198	$ 440	$ 173	122%	(61)%
Exterior products	22	53	19	141%	(64)%
Industrial panel products	6	13	2	117%	(86)%
Other products	(20)	(11)	(12)	45%	(9)%
Pulp	(38)	(15)	13	61%	183%

Total Operating Profit (Loss)	$ 168	$ 480	$ 195	186%	(60)%

Numbers above reflect adjustment for EITF Issue No. 00-10 “Accounting for shipping and handling costs.”

           Structural Products

          The decline in sales for 2000 compared to 1999 was primarily due to lower OSB, plywood and lumber prices, which were partially offset by higher sales volumes resulting from the inclusion of a full year of operation of Forex and Evans, which were acquired in late 1999. The increase in structural products segment sales in 1999 as compared to 1998 was primarily the result of strong demand, which increased average selling prices. Divestitures and closures of less efficient and non-strategic manufacturing facilities partially offset the OSB sales increase in 1999.

          OSB average selling prices declined 21% in 2000 compared to 1999 and increased 27% in 1999 compared to 1998. We and several of our competitors plan to construct new OSB plants or expand existing facilities, which will add significantly to industry capacity in the next few years. This anticipated capacity, combined with a slow-down in the U.S. economy that may slow the pace of future housing starts and, therefore, the demand for building products, drove down the average pricing for OSB in the year 2000. OSB sales volume increased 17% in 2000 compared to 1999 primarily as a result of the Forex acquisition. Volumes increased approximately 23% in 1999 compared to 1998 primarily as a result of the Forex acquisition and improvements in operating efficiencies.

          Plywood results also declined in 2000. Plywood average selling prices fell 22% in 2000 compared to 1999. Plywood prices increased 19% in 1999 compared to 1998. We have continued to shift production to higher-value products and away from commodity sheathing products. Plywood sales volume increased 3% in 2000 compared to 1999 and increased 23% in 1999 compared to 1998, primarily as a result of a shift to a higher percentage of outside sales and a lower percentage of sales to the distribution business within the company. Sales from our distribution business are shown in the other products segment.

          Lumber sales in 2000 declined compared to 1999 due to weakened market conditions. Average selling prices decreased 19% and volume decreased 6%. The price decrease in 2000 reflects an oversupply of lumber in North American markets. Lumber sales increased in 1999 as compared to the same period in 1998 due to a 5% increase in prices and a 10% increase in volume. This increase was due to strong demand and a shift to a higher percentage of outside sales and a lower percentage of sales to our distribution business. Sales from the distribution business are shown in the other products segment.

          EWP sales grew in 2000 due to increasing volumes while pricing was virtually unchanged. Average selling prices decreased 3% for I-joist and 1% for LVL in 2000 offset by volume increases of 7% for I-joist. The volume increase was primarily due to agreements to market products of independent producers. The increase in sales in 1999 was primarily due to a fast-growing market for these products and due to a marketing agreement to sell the products of an independent producer.

          In 2000, the profitability of the structural products segment declined significantly, primarily as a result of price declines in OSB, plywood and lumber. Additionally, this segment was negatively impacted by significant increases in resin and energy costs. In 1999, the profitability of the structural products segment increased significantly, largely due to price improvements for OSB, plywood and lumber. Overall, log costs did not change significantly in 2000 or 1999. Last-in first-out inventory income (expense) adjustments of $10 million in 2000, $(6) million in 1999 and $14 million in 1998 are included in the structural products segment.

          Exterior Products

          Average selling prices of OSB-based exterior products decreased 21% in 2000 compared to 1999, while volumes increased 61% over 1999. The volume increase was primarily due to the conversion of a commodity OSB mill into a specialty OSB mill in early 2000. Total profits decreased in 2000 primarily due to decreased sales prices and a significant increase in resin costs associated with both the wood-based siding and vinyl operations. Average selling prices were relatively flat in 1999 compared to 1998. Sales volume increased as market acceptance of the product increased and due to the acquisition of ABT in early 1999. In 2000 and 1999, our specialty OSB manufacturing facilities produced and sold a moderate volume of commodity OSB sheathing product, which made a positive contribution to earnings.

          Industrial Panel Products

          Decreased demand for particleboard and MDF resulted in relatively flat average sales prices and significant reduction in volumes. During 2000, we permanently closed two MDF facilities and one hardboard facility due to market conditions. Profits in this segment were negatively impacted by reduced volumes and significant increases in energy costs. The addition of ABT products in 1999 is the primary reason for the increase in sales and profits of this segment in 1999 compared to 1998.

          Other Products

          The other products segment includes distribution facilities, plastic moldings, wood chips, coatings and specialty chemicals (sold in December 1999), cellulose insulation (contributed to a joint venture in August 2000), Ireland operations, Alaska lumber and logging operations (sold in November 1999) and other products. The primary cause of the decrease in sales in the other products segment for 2000 compared to 1999 was the sale of the coatings and specialty chemicals business and the Alaska lumber and logging operations in 1999. Additionally, significant declines in commodity prices negatively impacted sales and profits of our distribution facilities. The sales decrease in 1999 compared to 1998 is primarily due to the sale in mid-1998 of two California distribution centers, the Weather-Seal windows and doors operations and Creative Point Inc., which sold consumer electronic media storage devices. Increases in sales from the Ireland OSB plant and sales from the newly acquired ABT molding and shutter operations in 1999 partially offset the other sales decreases in 1999.

          The operating loss in this segment was relatively flat in 2000 compared to 1999. This was a result of the sale or closure of unprofitable businesses offset by the impact of reduced pricing on the distribution business. The decreased losses in this segment in 1999 are primarily the result of the addition of the ABT molding operations, a reduction of losses in the cellulose insulation business due to cost cutting efforts and strategic changes and an increase in the profitability of the Ireland OSB operations due to the improved sales markets.

Pulp

          Pulp segment operations improved significantly in 2000. Sales volumes in 2000 declined 18% while average selling prices rose 48% over 1999. The pulp markets improved as the Asian economy improved and pulp producers closed operations or took downtime. This improvement has been seen over the last two years. These improved prices significantly improved operating profits. Average sales prices increased 13% in 1999 while volumes rose 38%. Pulp markets in 1998 were negatively impacted by the worldwide over-capacity in the pulp industry and the Asian economic crisis.

          Our pulp products represent the majority of our export sales. Therefore, the increase in pulp sales was the primary reason for the increase in export sales in 2000 and 1999. Information regarding our geographic segments and export sales are provided in Note 10 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement.

General Corporate Expense, Net

          Net general corporate expense was $99 million in 2000, compared to $103 million in 1999 and $94 million in 1998. The decline in 2000 is primarily related to a reduction in management bonuses tied to company performance. The increase in 1999 is primarily attributable to increased sales and marketing personnel as we have focused on our customers and the addition of key personnel to implement management’s strategies.

Unusual Credits and Charges, Net

          For a discussion of unusual credits and charges, net, refer to Note 7 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement.

Interest, Net

          In 2000, net interest expense was $43 million, a significant increase from the 1999 expense of $12 million. Interest expense increased in 2000 due to the debt incurred in connection with the Forex, ABT and Evans acquisitions.

Equity in Earnings of Unconsolidated Affiliate

          In August 2000, we and Casella Waste Systems, Inc. each contributed most of the assets of our respective cellulose insulation operations to a joint venture, U.S. GreenFiber, LLC. Pursuant to the limited liability company agreement, each company owns 50% of GreenFiber. Subsequent to the formation of the joint venture, GreenFiber recorded a restructuring charge related to the closure of duplicate facilities and other activities associated with streamlining the combined business. Our share of this restructuring charge was $5 million, or $3 million after taxes, or $0.03 per diluted share. GreenFiber elected to be treated as a partnership for income tax purposes and therefore the entity is not taxed directly.

Income Taxes

          We recorded a tax benefit of $12 million in 2000 and tax provisions of $140 million in 1999 and $14 million for 1998. For 2000, the change in the effective tax rate was due to the effects of nondeductible goodwill, reductions in prior year provisions due to closure of prior year tax audits and an increase in the valuation allowance related to foreign tax credits due to expectation of lower future foreign income. Additionally, the income tax effects of our share of the loss of GreenFiber are recorded in the line item “Provision (benefit) for income taxes” in our consolidated income statement, while our share of the pre-tax income or loss are recorded in the line item “Equity in earnings of unconsolidated affiliate.” In 1999, our effective tax rate approximated the statutory rates. In 1998, the high effective rate was primarily due to the effects of nondeductible goodwill and nondeductible fines.

Legal and Environmental Matters

          For a discussion of legal and environmental matters involving the company and the potential impact on our financial position, results of operations and cash flow, see Note 8 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement and Item 1, Legal Proceedings, in Part II of our quarterly report on Form 10-Q for the period ended March 31, 2001. In addition, a more detailed discussion of the background and significant past charges recorded by the company related to the OSB siding litigation are set forth below.

          Background of OSB Siding Litigation.     Prior to 1995, we primarily dealt with claims regarding the quality and performance of our siding through the product warranty process. In 1994 and early 1995, we were served with numerous lawsuits alleging monetary damages as a result of OSB siding manufactured by the company. In 1995, we discontinued payment of warranty claims, except under certain circumstances such as emergency claims, due to the pending litigation. In 1995 and 1996, we settled the majority of these lawsuits through one of the following three mechanisms:

•	A class action settlement in Florida for owners of homes or other structures with our OSB siding in that state only (the “Florida settlement”).

•	A class action settlement for owners of homes or other structures with our OSB siding in the remaining states in the U.S. (the “national settlement”), and,

•	Individual settlements with claimants who opted not to participate in either of the above two settlements.

          These settlements significantly increased the cost of an average claim compared to the historical payments under our limited warranties. This is primarily because, under the limited warranty, we only reimbursed the homeowner for the cost of replacement siding, whereas under the settlements, we also pay for the labor costs to remove old siding and to install and paint the new siding and for certain other consequential costs incurred in the replacement of the siding.

          The settlements afforded a remedy to homeowners that is typically available for consumer type claims—repair and/or replacement of the damaged product. Under the settlements, we conditionally waived defenses that we could have asserted, such as improper installation by the builder, improper maintenance by the homeowner, and numerous technical legal defenses (these defenses can be reinstated under certain conditions). In exchange, the settlements provided a more aggressive deduction based on the age of the product than was available under the limited warranty. The settlements also brought an end to highly contentious litigation that consumed inordinate amounts of company time and resources and that potentially could have degenerated into tens of thousands of individual claims litigated in different courts throughout the country.

          In addition, the settlements allowed our management to focus its energies on reorganizing and reviving our business, rebuilding our damaged relations with the builders and consumers who purchase our products and preserving the market for our improved siding product that was introduced in 1996.

          The national settlement also afforded us the opportunity to control both the amount and timing of payments in order to better manage liquidity and capital resources. See the more complete discussion of the settlements in Note 8 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement. It also gave us a degree of control over the total liability for siding through the mechanism of optional funding payments for claims in excess of mandatory funding payments of $275 million. We have the ability to prevent the assertions of claims by class members outside of the settlement as long as we continue to make all optional funding payments provided for under the national settlement. We also have the ability to allow the settlement to expire if management determines that the settlement is no longer in the best interest of the company and our stockholders.

          Claims Process.    We have entered into a contract with a court-approved independent administrator through which all national settlement claims are processed. We process all Florida settlement claims. Potential claimants who have not opted out of the national and Florida settlements are eligible to participate and claims are processed as follows:

•	A request for a claim form is received and the potential claimant is entered into the system.

•	A claim form and related instructions and information are mailed to the potential claimant.

•	Upon receipt of a completed claim, it is reviewed for completeness. Incomplete claims packages are referred back to the claimant for additional information.

•
Each complete claim package is forwarded to a court-approved third party inspection firm that is responsible for inspecting the structure and determining the footage of damaged siding, as defined under the appropriate settlement and, in the case of the Florida settlement, determining whether any contributing factors, such as improper installation or maintenance, exist.

•
The independent administrator calculates the monetary damages based on the footage of damaged siding, the age of the siding, the average cost of siding replacement in the appropriate geographic region and, in the case of the Florida settlement, determining whether any contributing factors, such as improper installation or maintenance, exist.

•
The claim processing is completed and the claim is either paid, immediately in the case of the Florida class action settlement and when money is available in the national settlement fund, or placed in the payment queue for the national settlement.

          Through the first three months of 2001, claimants continued to file claims under the national settlement; however, the rate of claim filings has decreased. As of March 31, 2001, (1) approximately 302,000 requests had been received for claim forms for the national settlement and the Florida settlement, compared to 299,000 at December 31, 2000 and 273,000 at December 31, 1999, and (2) approximately 194,000 completed claim forms for the national settlement and the Florida settlement had been received, compared to 192,000 at December 31, 2000 and 172,000 at December 31, 1999. The average payment amount for settled claims as of March 31, 2001, December 31, 2000 and December 31, 1999 was $3,700, $3,800 and $5,100, respectively. Excluding claims satisfied on a discounted basis pursuant to the second settlement fund (defined below), the average payment amount for settled claims as of March 31, 2001 and December 31, 2000 was $5,100. The total number of completed claim forms pending (not settled) as of March 31, 2001 was approximately 22,000 (approximately 21,000 and 67,000 at December 31, 2000 and December 31, 1999, respectively) with approximately 138,000 claims settled (approximately 137,000 and 76,000 at December 31, 2000 and December 31, 1999, respectively) and approximately 34,000 claims dismissed (approximately 34,000 and 29,000 at December 31, 2000 and December 31, 1999, respectively). Dismissal of claims is typically the result of claims for product not produced by us or claims that lack sufficient information or documentation after repeated efforts to correct those deficiencies.

          As of December 31, 2000, approximately 26,000 Florida class action claims had been paid. Although new claims are no longer being accepted, there remain approximately 700 claims that were timely made for which inspections still must be conducted. In addition, there are approximately 700 claims that were timely made but that have been identified as requiring additional information before they will be processed.

          Amount and Timing of Accruals.    The amount and timing of the accruals related to the siding matters are discussed below. The accruals for OSB siding claims relating to both the national settlement and the Florida settlement, including related legal costs, settlement administration costs, claims of persons who opted-out of the settlements and residual warranty claims, have been analyzed and accounted for collectively. The activity in the combined accruals is as follows:

Dollar amounts in millions year ended December 31,	1998	1999	2000
Beginning balance	$165	$324	$227
Accruals made during the year	248	—	—
Payments made	(101)	(97)	(137)
Insurance recovery	12	—	—

Ending balance	$324	$227	$ 90

           During the third quarter of 1995, the final settlement was reached in the Florida settlement (approved by the court in October 1995), and we reached an agreement in principle with class counsel in the national settlement with a specified base funding schedule of $275 million. Management believed that these two events made the liabilities probable and estimable at that point in time. Based on a statistical analysis of historical claims data and information collected by our litigation counsel, management believed that the national settlement liability, inclusive of notice, administration, and inspection costs, would not exceed $275 million. Because claims of persons who opted out of the settlement would theoretically reduce the amount required to be paid under the settlement, we believed that no separate accrual for opt-outs was required. In later years, as noted below, management recorded additional accruals for opt-out claims due to evidence indicating that claims paid under the settlement would likely amount to at least $275 million and therefore opt-out claims would be incremental to the national settlement. The Florida settlement liability was estimated at $50 million by attorneys working on the settlement. Estimated legal, professional and other costs were also accrued at that time.

          Because the court approval process related to the national settlement was not finalized until June of 1996, and the Florida settlement process was just getting started, management believed the existing accrual remained adequate for the two class action settlements. However, the amounts paid to resolve opt out claims subsequent to the approval of the national settlement combined with evidence that claims under the national settlement would likely amount to at least $275 million caused us to believe that the previous accruals would be not be sufficient to cover these amounts. Accordingly, in the third quarter of 1996, we accrued an additional $36 million based on known claims that our management and litigation counsel believed were probable and estimable. Opt-out claims in the amount of approximately $32 million were settled and paid in 1996. An additional $2 million was added to the reserve in the fourth quarter of 1996 for increased legal costs.

          During the first half of 1997, the independent administrators and third-party claims inspectors for the national settlement began to reduce a backlog of unprocessed claims that had arisen during the months after final court approval of the national settlement. At that time, management continued to believe the estimate of the total liability was adequate. We engaged an outside statistician who developed a model to assist management in estimating the liabilities by projecting the monetary amount of claims in the system at any point in time based upon the total number of claims forms requested to date. This projection method is based on factors and ratios that must be estimated from actual claims experience and trends in claim form requests. Additionally, trends in claim form requests themselves, which drive the projections over the longer term, have remained very erratic and difficult to forecast. Factors such as weather, publicity about siding matters, revisions in the national settlement, and other factors have affected the pattern of claim form requests which has made it difficult for the statistician to extract any meaningful underlying trend. The statistician’s model is affected by the foregoing factors and has not played a decisive role in management’s estimation of the future liability.

          By the end of the third quarter of 1997, management concluded that an additional accrual of $50 million was required for the national settlement claims. Also, $112 million was accrued to cover additional estimates for the Florida settlement claims, national settlement administration costs, additional opt-out settlements and additional legal fees. These updated estimates were based partially on the application of the model and updated estimates provided by attorneys and others familiar with the settlement, all of which experienced unanticipated increases compared to our earlier estimates. The principal factors that led to a higher estimated accrual in the third quarter of 1997 were as follows:

•	An increase in the average cost per settled claim, under the national settlement only, from approximately $5,400 at the end of 1996 to approximately $6,100 by the end of the third quarter of 1997.

•
A steady to increasing rate of claims forms requested and returned where we originally estimated those figures to decrease over time. For example, completed claims forms received by the national settlement claims administrator increased from approximately 33,000 at the end of 1996 to approximately 61,000 at the end of the third quarter of 1997.

          The principal factors leading to an increase in the accrual for the Florida settlement are similar to those above for the national settlement. In subsequent quarters of 1997 and 1998, we continued to monitor the claims figures in order to evaluate the need for adjustments to the liability. During the third quarter of 1998 management evaluated available options under the national settlement because of continuing changes occurring with the underlying data. The national settlement claims administrator had received approximately 10,000 claims forms per quarter from the fourth quarter of 1997 through the third quarter of 1998, bringing the total to approximately 101,000 claims forms received through September 1998. This represented an increase of approximately 65% in one year. The average cost per settled claim did not change significantly during this period. The options under consideration included: (1) allowing the settlement to terminate under the national settlement terms and conditions; (2) continuing the settlement without modification by electing to fund the optional payments as they became due; or (3) attempting to resolve remaining claims through an alternative method.

          In July 1998, we formally proposed to class counsel enhancements to the national settlement: (1) the early payment program; and (2) the second settlement fund. After numerous negotiating sessions, we and class counsel were able to finalize an agreement on the terms of these programs, which were agreed to by the parties in the third quarter of 1998 and subsequently approved by the court in October 1998. Consistent with this agreement, we accrued the estimated costs of these programs. The incremental cost of these programs was estimated to be approximately $22 million, netting the effect of prior accruals and the effect of discounts of payments allowed under this program, for the early payment program and $125 million for the second settlement fund. These amounts were accrued during the third quarter of 1998 as were additional amounts totaling $113 million for the legal and administrative costs of these programs, claims of claimants who may opt out of the second settlement fund, additional Florida settlement claims based on statistical estimates, warranty claims subsequent to the expiration of the national and Florida settlements and other costs.

          Throughout the period the national and Florida settlements have been in effect, we have recorded accruals which represent management’s best estimates of amounts to be paid based on available information. The unusual nature of the national and Florida settlements and the various remedies available to us make the process of estimating these accruals difficult. Class members in the Florida settlement had until October 4, 2000 to submit claims. We expect to complete payments to Florida claimants during 2001 within our established reserves. In connection with the national settlement, the liability recorded at December 31, 2000 represents management’s best estimate of the future liability related to the siding claims based upon the most current information available. There can be no assurance that the ultimate liability will not significantly exceed the recorded liability. Numerous factors affect the total amount of the future liability. These factors are discussed below.

          Early Payment Program And Second Settlement Fund.    We entered into these programs in 1998 after careful consideration of the potential monetary and non-monetary impacts of all of our alternatives and based on management’s belief that they will help to keep the average cost per claim from increasing. Despite the increased costs of entering into these programs, our management deemed them to be in the best interests of the company and our stockholders. This decision was based on several very important considerations and assumptions.

          Our management believed that the early payment program would be attractive to claimants who wished to repair or replace their exterior siding in a timely manner, as the discounts proposed were relatively modest. In addition, management believed that the second settlement fund would encourage claimants to timely submit new claims during 1999 and accept a discounted payment in 2000, thereby removing these claimants from any future action (the “second settlement fund”). With these two programs, management believed the likelihood of any residual claimants initiating successful legal action after 2003 would be significantly diminished. Management also believed the effects of negative publicity regarding our siding products would be reduced under these programs. Negative publicity could severely limit the growth of our new siding products. Finally, management believed these programs would be a lower risk approach to extinguishing remaining claims at an acceptable cost. Payment of claims under the second settlement fund was at our discretion. During 2000, we paid approximately $114 million from the second settlement fund in satisfaction of approximately $319 million in claims. Claimants who accepted payment from the second settlement fund may not file additional claims under the original settlement. Claimants who elected not to participate in the second settlement fund remain bound by the terms of the original settlement.

          Future Costs.    Other factors potentially influencing future costs include:

•
The costs of administering the settlements or any alternative approach of resolving claims, including the actual claims costs, notice costs, inspection costs, third party administrator costs and attorney’s fees.

•	The possibility of claimants bringing a second class action lawsuit. We believe plaintiffs would be legally barred from this action provided that all payments under the settlement have been made.

•	Litigation related to other impacts of using our siding not specifically related to product performance.

          Changes in the above factors have caused the estimated accrual amounts to change in the past. However, we do not currently anticipate that these factors will cause a significant change in the remaining accruals for the reasons stated herein.

          Insurance Recoveries.    We recorded approximately $17 million of insurance recoveries in 2000 and approximately $28 million of insurance recoveries in 1998. We do not expect any further insurance recoveries related to OSB siding claims.

Financial Position, Liquidity and Capital Resources

          Net cash used by operations was $15 million in the first three months of 2001 compared to net cash provided by operations of $54 million in the same period of 2000. The decrease in cash provided by operations resulted primarily from lower net income that was partially offset by a significant decrease in inventories.

          Net cash provided by operations was $83 million in 2000, $473 million in 1999 and $123 million in 1998. In 2000, the decline in cash provided by operations resulted primarily from the decline in operating income and increased cash outflows for litigation contingencies, including settlements under the second settlement fund discussed above. In 1999, the increase in cash provided by operations resulted primarily from improved operating profits. We paid out $162 million in 2000, $104 million in 1999 and $113 million in 1998 related to litigation settlements.

          Net cash provided by investing activities was $7 million in the first three months of 2001 compared to net cash used by investing activities of $35 million in the comparable period of 2000. We received $23 million from the sale of a controlling interest in pulp facilities in Samoa, California and another $6 million for sales of various other assets. Capital expenditures for property, plant, equipment and timber declined in the first three months of 2001 compared to the same period in 2000, primarily due to management’s focus on limiting cash outflows during the current economic slow down. Capital expenditures during the first quarter of 2001 were primarily for completion of the Chilean OSB mill and required operating capital. We estimate that for the full year ended December 31, 2001, we will make capital expenditures of approximately $100 million associated with required capital projects and high-return capital projects.

          Net cash used by investing activities was $261 million in 2000 and was primarily used for acquisitions of capital equipment to improve the efficiencies of existing mills. Additionally, we used $55 million to acquire the assets of Sawyer Lumber Company and the assets of Hoff Companies, Inc. Net cash used by investing activities was $783 million in 1999 and was primarily used for the ABT, Forex and Evans acquisitions as well as other capital expenditures. We received proceeds of $21 million in 2000 from the sale of several sawmills, a veneer plant and various land sites. We received proceeds of $74 million in 1999 from the sale of our Alaskan operations and our coatings and chemicals operations. Net cash provided by investing activities was $246 million in 1998. In 1998, we received $368 million from the sale of assets, primarily timber, sawmill and distribution assets in California, the Weather-Seal windows and doors operations and Creative Point, Inc.

          In the three-month period ended March 31, 2001, we borrowed $15 million and repaid $3 million in debt. Additional debt was incurred to fund operating cash uses. In the same period of 2000, we repaid $4 million of debt.

          In 2000, net cash provided by financing activities was $101 million, compared to $300 million in 1999 and cash used in financing activities of $275 million in 1998. In 2000, we borrowed $668 million and repaid $502 million primarily associated with the public debt offering which was primarily used to pay off bridge loans associated with 1999 acquisitions. The public debt offering consisted of $200 million of 8.875% senior notes due 2010 and $190 million of 8.500% senior notes due 2005 and was completed on August 18, 2000. Additional debt was incurred to finance the acquisitions of the assets of Sawyer Lumber Company and Hoff Companies, Inc. and payments from the second settlement fund described above. In 1999, we borrowed $629 million, primarily to finance acquisitions, and repaid $225 million of existing debt. In 1998, we borrowed $348 million by issuing senior secured notes backed by notes receivable received in a separate asset sale transaction and repaid a total of $496 million of term and revolving loans. Treasury stock purchases were $11 million in 2000, $48 million in 1999 and $67 million in 1998.

          We expect to be able to meet the cash requirements of our existing operations through cash from operations, existing cash balances, existing credit facilities and access to the capital markets. Cash and cash equivalents totaled $27 million at March 31, 2001 compared to $38 million at December 31, 2000. Cash and cash equivalents totaled $38 million at December 31, 2000 as compared to $116 million at December 31, 1999 and $127 million at December 31, 1998. We have a $300 million domestic revolving credit facility, under which $107 million and $115 million were outstanding at December 31, 2000 and March 31, 2001, respectively. This facility is available until January 2002, subject to covenant restrictions discussed below. Although we intend to replace this facility, at March 31, 2001 outstanding borrowings under this facility were classified as current liabilities pending such replacement. We also have a Canadian revolving credit facility, under which no borrowings were outstanding at December 31, 2000 and $10 million was outstanding at March 31, 2001. The maturity of this facility has been extended to August 15, 2001 and, in connection with this extension, the borrowing availability under this facility was reduced from Cd. $50 million to Cd. $25 million. We are currently in the process of renewing this facility. Borrowings under these two credit facilities are limited by a covenant that restricts the ratio of our funded debt to capital, as those terms are defined in the relevant agreements, to a maximum of 0.55 to 1. Because operating losses reduce our total capital, future operating losses could reduce our capacity to borrow additional funds, including amounts under the revolving credit facilities discussed above. We have several options available to us under those circumstances including, but not limited to, raising additional equity or seeking waivers of the covenant or amendments to the agreements that contain this covenant.

          Significant changes in our balance sheet, net of assets transferred in connection with the sale of a controlling interest in the Samoa California pulp mill, from December 31, 2000 to March 31, 2001, include increases of $36 million in accounts receivable and decreases of $56 million in inventories, $30.1 in income tax receivables and $43 million in accounts payable and accrued liabilities. The increase in accounts receivable is due to seasonal fluctuations in operations. The decrease in income tax receivables is due to refunds received for 2000 net operating losses.

          Contingency reserves, which represent an estimate of future cash needs for various contingencies, primarily payments for siding litigation settlements, totaled $162 million and $160 million at December 31, 2000 and March 31, 2001, respectively, of which $35 million is estimated to be payable within one year. As with all accounting estimates, there is inherent uncertainty concerning the reliability and precision of these estimates. The amounts ultimately paid in resolving these contingencies could exceed the current reserves by a material amount. Litigation-related payments totaled $2 million for the first three months of 2001.

          Pursuant to our business strategy, we selectively target acquisitions that complement our core competencies and have strong growth prospects. Accordingly, we intend from time to time to consider possible acquisitions of other companies, businesses and assets. Acquisition transactions, if any, are expected to be financed through a combination of cash on hand and from operations and the possible issuance from time to time of long-term debt or other securities. Depending upon conditions in the capital markets and other factors, we will from time to time consider the issuance of debt or other securities, or other possible capital markets transactions, the proceeds of which could be used to refinance current debt or for other corporate purposes.

Stock Repurchase Plan

          As of March 31, 2001 and December 31, 2000, we had reacquired a total of approximately 8 million shares for $125 million under an authorization to reacquire up to 20 million shares from time to time in the open market. No shares were reacquired under the authorization in the first quarter of 2001. We had approximately 104 million shares outstanding at March 31, 2001 and December 31, 2000.

Dividend

          On May 7, 2001, we announced that our board of directors had reduced the company’s quarterly dividend by 65% from $0.14 per share to $0.05 per share. Our board of directors indicated that, despite some recent improvement, product prices had been at near-record lows since their rapid decline starting in the second quarter of 2000. The board’s action to reduce the dividend was based on a variety of factors including market conditions, an uncertain economy and a desire to increase our financial flexibility. The dividend reduction is expected to result in annual cash savings of approximately $38 million per year.

Assets Held for Sale

          We are seeking to sell our Chetwynd, British Columbia pulp mill, which is presently managed by an unrelated party pursuant to a management agreement that currently expires in December 2001. We believe there is adequate support for the carrying value of the affected assets. However upon the sale, it is possible that we will be required to record an additional impairment charge based upon the actual sales price.

           Due to the current market slowdown, we are currently reviewing several mills for additional possible impairments. We currently believe there is adequate support for the carrying value of each of these mills based upon the current demand and pricing assumptions. However, if the markets for our products deteriorate, it is possible that we will be required to record further impairment charges. Refer to Note 1 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement for a discussion of our accounting policy regarding asset impairments.

Recent Accounting Pronouncement

          In June 2001, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). This new statement addresses financial accounting and reporting for goodwill and other intangible assets. Under this new standard, goodwill and other intangible assets that are determined to have an indefinite life will no longer be amortized. However, goodwill and other intangible assets will be tested for impairment on an annual basis by applying a fair value based test. SFAS 142 will be effective for us beginning January 1, 2002. Management is currently evaluating the impact of this statement on our financial statements. Our goodwill amortization is currently approximately $6 million to $7 million per quarter.

INDUSTRY OVERVIEW

          The following discussion of the building products industry is intended to provide background information concerning the industry in which we operate. You are cautioned, however, that our business is not necessarily affected by the industry trends or other factors discussed below in the same manner or to the same degree as the industry generally. In addition, the information provided below is based on data from specified industry research firms and U.S. government sources. While we generally consider these sources to be reliable, we have not independently verified the accuracy or completeness of this information. Consequently, we cannot assure you that the information provided by these sources is accurate and reliable. Some of the information included in the following discussion is based on predictions and projections published by these sources. These predictions and projections are subject to inherent uncertainties. Consequently, actual results may differ materially from those expressed in or implied by these predictions and projections. See “Forward-Looking Statements” and “Risk Factors.” For specific information about our business and operating results, see “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus.

Building Products Industry

          Building products companies make products that are used in the construction of new housing, including traditional frame houses, multi-family homes and manufactured housing, and the repair and remodeling of existing housing. Building products can be generally classified by their application into two groups, structural products and non-structural products. Structural products are used in applications where strength is important and include structural panels, such as OSB and plywood; lumber; and EWP. Non-structural products are generally used when strength is not necessarily required and include products used on the exterior of residential and commercial structures, such as siding and decking. Particleboard, MDF, and hardboard are also non-structural products, and are used in the construction of furniture and other non-load bearing applications. The building products industry is considered highly fragmented, as no single entity has taken a dominant position. As a result, no company has the scale or scope to significantly influence industry inventory levels or capacity as a whole.

          Building products consumption has been generally correlated to housing starts and residential improvements and repair activity over the last decade. According to U.S. government data, in the ten-year period from 1991 through 2000, U.S. housing starts grew at a 5% compounded annual rate, while residential improvement and repairs expenditures grew at a 3% compounded annual rate. Correspondingly, according to IWMR and RISI, over the same period, the compounded annual growth rate was 5% for structural panels consumption and 3% for softwood lumber consumption.

Source: International Wood Markets Research, Inc. (1991–1999); Resource Information Systems, Inc. (2000).

           After experiencing significant growth in the early 1990s, from 1.0 million starts in 1991 to 1.5 million starts in 1994, housing starts held relatively constant at approximately 1.5 million per year through the mid-1990s. In 1998, strong demand for new housing drove housing starts to 1.6 million, a level that held through the first half of 1999 before tapering off slightly and remaining just under 1.6 million for 2000. RISI has estimated that average annual housing starts for the period from 2000 through 2005 will be 1.6 million, surpassing the average annual starts of 1.4 million for the period from 1991 to 2000. Other trends supporting the increase in housing starts include a predominance of single-family construction, as opposed to multi-family homes, which has accounted for approximately 80% of all the homes built in the last five years. In addition, according to RISI, the average home size in 2000 was 2,255 square feet, 20% bigger than the average home size in the period from 1981 to 1990. Although making up a smaller percentage of the housing market, multi-family housing, after bottoming out at 170,000 starts in 1992, had more than doubled by 1998.

          RISI has stated that it expects underlying housing demand to be bolstered by several key factors over the coming decade, including the changing age and class distribution of the U.S. population and a healthy economic environment. With an increase in the number of homes among family members and the number of families who maintain more than one residence, baby-boom generation demographics are expected by RISI to positively affect underlying housing demand. These factors are expected to increase significantly the number of household formations from 2000 to 2010. RISI has predicted a net increase in the average annual demand for all types of new housing of nearly 200,000 units, from 1.7 million units in the decade from 1990 to 2000 to 1.9 million units in the decade from 2000 to 2010.

          Expenditures for repair and remodeling, or R&R, are also poised for growth, due in part to the existing stock of aging homes built between 1960 and 1990. According to IWMR, 78% of existing homes in the U.S. are at least 16 years old and will soon be in need of new roofs, windows, doors, and siding. This is expected to lead to significant growth in the R&R sector. In 1997, about 24% of all lumber consumed in the U.S. was used in residential R&R, along with 23% of all structural panels, 15% of all non-structural panels, and lesser amounts of engineered wood products. According to RISI, total dollars spent on R&R in 2000 was approximately $127 billion. RISI has predicted that this number is expected to increase to about $138 billion by 2004.

Structural Products

     Structural Panels

          Structural panels are used in applications where physical properties are more important than appearance. Up until the late 1980s, plywood dominated the structural panel market. Since then, OSB has become a significant alternative to plywood because of its comparable performance attributes and generally lower cost. OSB is manufactured by processing logs into uniform strands that are then coated with wax and resin, “oriented” into a mat and permanently bonded under heat and pressure. The oriented strands give OSB its structural strength. The relatively abundant and fast growing, deciduous trees and under-utilized coniferous trees used to make OSB are generally less expensive than the logs used to make plywood.

          OSB consumption has increased over the last decade as a result of greater acceptance of OSB as a substitute for plywood, greater production capacity to meet rising panel demand and a strong North American economy. According to the APA, the total North American market for structural panel products, which includes OSB and plywood, was approximately 39 billion square feet in 2000. The OSB share of this market is approximately 51% in 2000, up from approximately 28% in 1991. The following table sets forth the information regarding historical U.S. Structural panel consumption.

Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000).

          According to data from IWMR and RISI reflected in the table below, North American structural panel prices fluctuated considerably during the 1990s. Starting at recession lows in 1991, prices increased to record levels by 1994. The upward pricing trend was especially pronounced for OSB, but plywood prices also increased significantly. Due to significant increases in production capacity, OSB prices started to fall in 1995, and by 1997, OSB prices had dropped precipitously, while plywood prices remained relatively stable.

Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000).

          According to the APA, total North American OSB annual production capacity increased by about 3 billion square feet in 2000 to approximately 24 billion square feet on a  3 /8-inch equivalent basis and is projected to increase by almost 6 billion square feet in the 2001 to 2006 period. The APA has projected that total North American demand for OSB will increase by about 5 billion square feet during the 2001 to 2006 period. If increases in OSB production capacity exceed increases in OSB demand, OSB could have constrained operating margins for the foreseeable future.

     Softwood Lumber

          Structural lumber, the largest lumber segment in the U.S., accounts for about two-thirds of total U.S. lumber consumption. It consists of dimension lumber, studs, and EWP, all of which are used primarily in residential construction. Softwood lumber types such as Southern Pine, Douglas Fir and Spruce-Pine-Fir, or SPF, are used primarily in structural end-uses due to their strength and commercial availability. Non-structural lumber represents the remaining third of consumption, comprising a wide variety of products including boards, fencing, decking, siding, interior finishing and pallets.

          According to data from IWMR and RISI reflected in the table below, after hitting a peak of about 55 billion board feet in 1999, U.S. softwood lumber consumption fell 3% to 53 billion board feet in 2000.

Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000).

          One factor that has affected industry-wide supply and demand for softwood lumber in the past is the Softwood Lumber Agreement. Prior to April 2001, the Softwood Lumber Agreement constrained Canadian lumber exports to the U.S. by imposing a quota on four specific Canadian provinces: British Columbia; Alberta; Ontario; and Quebec. As a result, over the past decade, Canada’s market share of U.S. consumption had remained at approximately 33%. One possible result of the expiration of the Softwood Lumber Agreement in March 2001 could be increased competition between Canadian and U.S. producers of softwood lumber, exerting downward pressure on prices.

Source: Random Lengths.

     Engineered Wood Products

          In an effort to meet higher levels of anticipated demand in an environmentally friendly manner, building product manufacturers are developing methods to utilize their timber resources as efficiently as possible. This is particularly evident in the EWP industry. Wood I-joists and LVL make up the largest portion of the EWP market. Producers of these products employ relatively new technology to manufacture higher-valued products as replacements for traditional wood products. EWP are manufactured with lumber and panel products in a manner that maximizes physical strength and dimensional stability while minimizing the amount of wood used as raw material. For instance, wood I-joists are a replacement product for natural lumber joists used in residential and non-residential construction. I-joists are made up of two pieces of flange material, such as lumber or LVL, and web material, which is almost exclusively OSB. The resulting product is generally stronger, straighter and lighter than the traditional solid-wood alternative.

          Old-growth timber is becoming increasingly scarce throughout the world. This scarcity is putting greater pressure for performance on younger timber, which is generally not as well suited for certain structural and appearance based applications. Accordingly, a number of farsighted producers have recognized this trend and have employed research and technology to develop a wide range of alternative fiber sources and EWP. Despite higher capital costs, EWP can offer less price volatility and more consistent quality than sawn lumber. In addition, EWP tends to have other attributes not normally associated with commodity wood products, such as greater brand differentiation, and in certain circumstances, patent protection.

          EWP is the fastest-growing segment of the building products industry. According to IWMR, the North American residential market size of engineered lumber was an estimated $850 million in 1996. The full potential of engineered lumber has been projected by IWMR to be nearly $2,200 per housing start, which equates to a total market size of about $3 billion.

          The displacement of lumber by EWP in the U.S. has increased substantially. According to IWMR, EWP consumption was only about 300 million board feet in 1987, but had risen to about 2 billion board feet in 2000.

Exterior Products

          Based on data from NAHB Research Center, the overall size of the siding market in the U.S. was approximately 8 billion square feet in 2000. In 2000, vinyl siding, a composite non-wood product, accounted for approximately 51% of the market, while wood and wood composite, which includes hardboard, OSB, plywood, fiber cement and wood strand, siding accounted for approximately 24% of the market. The balance of the market consists of products like brick, stucco and metal sidings.

          Siding products are differentiated by cost and attributes. Wood sidings tend to be higher in cost, but provide the look and feel of natural wood. Vinyl siding products are generally lower in cost, and provide the lower maintenance requirements that some buyers seek.

          Exterior products also include composite decking and OSB specialty products. Composite decking is a relatively new product that addresses the approximately $2 billion to $3 billion per year North American decking and accessory market. Composite decking currently accounts for approximately 5% of this market, but is gaining market share rapidly. OSB specialty products, of which there are only a limited number of producers, are currently capitalizing on new product innovations and developments. Examples of OSB specialty products include a radiant barrier product designed to reduce heating and air conditioning costs in homes, OSB concrete form, used in building forms in which concrete is poured, and OSB panels designed to resist termites and mold.

Non-Structural Panel Products

          Non-structural composite panels include wood-based particleboard, MDF and hardboard. Of all non-structural panel products, particleboard is the dominant product. However, its market position is being challenged by the rapidly growing popularity of MDF as a substitute product because it is considered lighter, stronger and more versatile. Hardboard, on the other hand, is continuing its 15-year trend of declining demand. Domestic producers of non-structural composite panels have faced competitive challenges in recent years from imports and product substitutes, primarily from South America and Asia.

Particleboard and MDF

          According to IWMR and RISI, over the past ten years, particleboard production in the U.S. has increased at an annual average rate of over 2%. Between 1995 and 2000, North American particleboard demand grew 18% from about 5 billion square feet to about 6 billion square feet. According to RISI, over the next five years, particleboard demand is expected to grow an additional 16% to about 7 billion square feet due in part to higher industrial and residential usage rates. If MDF prices return to their historical levels, particleboard could also recover some of its market share that was lost to MDF during periods in which MDF prices were depressed.

          According to RISI, from 1996 to 1999, U.S. MDF consumption grew from about 1 billion square feet to 2 billion square feet, increasing 54%. The overall growth in usage allowed MDF to increase its market share of overall non-structural panel consumption. Looking at overall market share of consumption for non-structural panels, MDF represented 19% of the combined consumption of particleboard and MDF in the U.S. in 1987. By 1998, MDF represented 24% of combined consumption, and has been predicted by IWMR to achieve 30% of the total market in 2004.

Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000).

          From 1995 to 1998, lower demand-to-capacity ratios and falling average variable costs drove industrial particleboard prices down. However, rising prices combined with only moderate cost increases in the western U.S. and falling costs in the southern U.S. led to improved profit margins in 1999. This trend continued through the first half of 2000 before rapidly falling prices and sharply rising costs contributed to reduced profitability in the latter half of the year.

          According to RISI, during the recession of the early 1990s,  3 /4-inch industrial MDF prices dropped to near-record low levels. Prices recovered sharply in the eastern U.S. from 1993 to 1995, as the market reached record high price levels. These price levels, coupled with overly-optimistic demand expectations, led to a surge in construction of new production capacity over the next few years, and, although demand grew significantly, it could not keep pace with supply and prices again trended downward in 1996 and 1997. Prices reached low levels in the eastern U.S. in 1998 and 1999 before improving slightly in 1999 and 2000.

Source: International Wood Markets Research, Inc. (1991-1998); Resource Information Systems, Inc. (1999-2000).

Hardboard

          According to RISI total hardboard consumption achieved a cyclical peak in 1996 at 8.8 billion square feet. During the next three years, consumption trended downward to 7.9 billion square feet in 2000, the lowest level since 1993. During the same time period, wholesale prices for hardboard and hardboard products trended upward from 1996 to 1997 before declining in 1998, only to increase again during 1999 to 2000 to levels above those achieved in 1997. In sum, the average price in 2000 was 6% higher than the average price in 1996. Relative to other panel products, price movements in hardboard over the past five years have been modest.

BUSINESS

Our Company

          Our company, headquartered in Portland, Oregon, is a leading manufacturer and distributor of building materials. As of March 31, 2001, we had approximately 10,200 employees and operated 64 facilities in the U.S. and Canada, one facility in Chile and one facility in Ireland. We also own approximately 950,000 acres of timberland in the U.S., predominately in the south, and manage approximately 49 million acres of timberland in Canada. In 2000, our sales originating in the U.S. were $2,331 million, representing approximately 79% of our total sales of $2,933 million. Our focus is on delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. With the exception of pulp, our products are used primarily in new home construction, repair and remodeling, and manufactured housing.

          Our business is organized into five segments:

•
Our structural products segment manufactures and distributes structural panel products, including OSB and plywood; lumber; and EWP, including I-joists and LVL. Our structural products segment also includes our timberlands. We believe that in North America we are the largest and one of the most efficient producers of OSB, the largest producer of stud lumber and one of the largest producers of EWP. In 2000, structural products segment sales were approximately $1,817 million, representing approximately 62% of our total net sales.

•
Our exterior products segment produces and markets wood and vinyl siding and related accessories, composite decking and specialty OSB products. Our exterior siding and other cladding products are used in the residential and commercial building markets. Our exterior product offerings are classified into five categories: (1) SmartSystem® siding products, (2) hardboard siding products, (3) vinyl siding products, (4) composite decking, and (5) developmental products. Our portfolio of products offers customers a wide variety of siding choices at various performance levels and prices. In 2000, exterior products segment sales were approximately $329 million, representing approximately 11% of our total net sales.

•
Our industrial panel products segment manufactures and distributes particleboard, MDF, hardboard and decorative panels. Our strategy in industrial panel products is primarily to focus on value-added specialty products that are complementary to our other product offerings. These value-added specialty product lines include flooring, shelving, door skins, door parts, decorative panels, paneling and other specialty applications. In 2000, industrial panel products segment sales were approximately $287 million, representing approximately 10% of our total net sales.

•
Our other products segment includes plastic molding products, as well as our distribution and wholesale business, wood chips and our OSB plants located in Chile and Ireland. Our other products segment previously included our Cocoon™ cellulose insulation business, which we contributed to a 50%-owned joint venture in August 2000. In 2000, other products segment sales were approximately $348 million, representing approximately 12% of our total net sales.

•
Our pulp segment includes a pulp mill located in Chetwynd, British Columbia and previously included a pulp mill located in Samoa, California in which we sold a controlling interest in the first quarter of 2001. We are seeking to completely exit the pulp business with the sale of our Chetwynd pulp mill, which is presently managed by an unrelated party. In 2000, pulp segment sales were approximately $152 million, representing approximately 5% of our total net sales.

Our Strategy

          As a leading supplier of home building materials, we believe that the home building products industry presents significant growth opportunities and we intend to continue pursuing these opportunities by delivering innovative, high-quality commodity and specialty building products to retail, wholesale, home building and industrial customers. We believe that we can continue to enhance our success by implementing the following core business strategies:

•
Focus on Being a Premier Provider of Building Products.    Since 1996, we have shifted our primary business focus from forest products to building products. In addition, we have focused on growth businesses, such as OSB and EWP. Consistent with our shift in focus, we have expanded our building product offerings and added production capacity in our core businesses. During the period from 1997 through 2000, we divested more than $1 billion of non-strategic assets in order to redeploy our capital in our key product lines.

•
Improve Operating Efficiencies.    We have improved and continue to improve the cost structure of our facilities through the sale or closure of underperforming mills and manufacturing facilities, as well as investing in technology. Given these initiatives and the strategic locations of many of our facilities, we believe that we are one of the lowest average delivered-cost producers of OSB in North America. We have also structured our management teams along product lines to enhance our ability to implement best manufacturing practices across product lines. We plan to continue to selectively invest in new technologies that modernize our manufacturing facilities and develop improved manufacturing processes.

•
Generate Sales Growth through Customer Focus and Innovation.    Our sales and marketing efforts target customers by channel and focus on providing these customers with quality service and a broad array of traditional and specialty building products. Our facilities are located throughout the U.S. and Canada, which allows us to be closer to our customers and more responsive to end-user needs and trends. Through this focus on quality service, we continue to develop our reputation for accurate deliveries on a timely basis. In addition, we continually seek to identify new specialty building products and markets where we can utilize our core competencies in the design, manufacturing and marketing of building products.

•
Make Selective Strategic Acquisitions.    We intend to selectively target acquisitions that (1) complement our core competencies in structural panels, lumber, EWP and specialty building products and (2) have leading positions in established market segments. We believe that, through selective acquisitions, we can continue to provide our nationwide customer base with superior value.

Our Strengths

          Our competitive strengths that underlie our strategy include:

•
Leading Market Positions.    We are an industry leader in building products. We believe we have the number one market position in our principal products, which include OSB structural panels and specialty OSB products, stud lumber, exterior cladding and, through a 50%-owned joint venture, cellulose insulation. We believe we also have leading market positions in decorative paneling and tileboard and plastic moldings. We believe our leading market positions and favorable cost structure give us an advantage over many of our competitors.

•
Low Cost Producer.    We believe that we are among the lowest cost producers of building products in the markets in which we compete. We have been able to achieve this advantage due in part to the modern, efficient facilities that we own and operate. We attribute this high level of efficiency, in part, to the significant capital investments we have made. The efficiency of our manufacturing facilities is augmented by our national scope and geographic proximity to our customers, which enable us to rank among the most competitive suppliers of OSB in the industry based on average delivered-cost. In addition, our management team has demonstrated a commitment to streamlining our product offerings and focusing our manufacturing assets on key, high-margin products where we believe we have a competitive advantage. Our dedication to operating only low-cost, efficient facilities has resulted in the complete or partial sale, closure, or curtailment of approximately 50 facilities over the last five years.

•
Modern Manufacturing Facilities and Low Required Ongoing Capital Expenditures.    We have made significant capital investments in each of our strategic business segments, which we believe has resulted in our facilities ranking among the most technologically modern and cost-competitive facilities in the industry. We believe these investments have enabled us to be a leading low-cost supplier of building products to our customers and will result in a lower level of capital expenditures for facility upgrades in the future.

•
Significant Scale.    We operate 14 OSB facilities in North America, with nine facilities in the U.S. and five facilities in Canada. Our scale enables us to gain significant efficiencies that result from high-volume production runs and to employ and implement best practices and process improvements developed at one mill across all of our mills. We believe our geographic diversity allows us to be more efficient with respect to shipping and distribution of finished products. Our scale also enables us to serve national customers, such as Home Depot and Lowe’s, in a variety of end markets, including retail home centers, wholesale distribution companies, building materials professional dealers, manufactured housing producers and industrial manufacturers. We believe that our ability to provide high quality service on a national scale to each of these customers is a significant competitive advantage.

•
Well-Positioned to Benefit from Building Products Industry Dynamics.    We believe that we are well positioned to capture the benefits from increased new home construction and increased spending on R&R of existing homes. RISI has estimated that average annual housing starts for the period from 2000 through 2005 will be 1.6 million, surpassing the average annual starts of 1.4 million for the period from 1991 to 2000. Additionally, RISI has predicted that the total dollars spent on R&R will increase to about $138 billion by 2004, a substantial increase from approximately $127 billion spent in 2000. We believe that we are well positioned to profit from these growth trends by capitalizing on our current leading market positions and by targeting corollary markets, such as EWP, with innovative, value-added products.

•
Significant Cash Flow Generation Potential.    We maintain a low cost position and a disciplined capital expenditures program, which helps us to generate significant free cash flow. During the last five years, our businesses generated, on average, $297 million per year in adjusted EBITDDA. Adjusted EBITDDA represents income (loss) before taxes, minority interests and equity in earnings of unconsolidated affiliate plus net interest expense, depreciation, depletion (also referred to as cost of timber harvested) and amortization, as adjusted to exclude unusual charges and credits and losses related to assets and liabilities transferred under contractual arrangement. As demonstrated by our dividend reduction announced in May 2001, our management team and board of directors are willing to take aggressive action to ensure the company maintains adequate liquidity and financial flexibility during both favorable and challenging markets.

•
Experienced Management Team with Strong Strategic Vision.    Led by our CEO, Mr. Mark Suwyn, our senior management team has a proven track record of focused expansion of our building products business; successfully integrating acquisitions; divesting non-core or underperforming assets; generating additional revenues through product innovation and applied technologies; targeting capital investments on projects that enhance yields and improve cost; and maximizing performance during both favorable and challenging markets. Under Mr. Suwyn’s leadership, our management team has been invigorated with a high level of focus on profitability, growth and cash flow generation.

Sales, Marketing and Distribution

          Our sales and marketing efforts are primarily focused on third-party wholesale buying groups, professional dealers, home centers and other retailers. The wholesale distribution channel includes a variety of specialized and broad-line wholesale distributors and dealers focused primarily on the supply of products for use by professional builders and contractors. These wholesalers typically seek an appropriate array of cost competitive products and high levels of service. The retail distribution channel is characterized by the growth and consolidation of large, well-positioned retailers catering to the do-it-yourself and repair and remodeling markets. These retailers typically seek to develop and maintain relationships with building products manufacturers that provide a broad line of products, high levels of service and the capacity to support their growth. We pride ourselves on our ability to provide our customers with a wide variety of cost-competitive commodity products and value-added specialty building products and with superior levels of service.

Customers

          We seek to maintain a broad customer base and a balanced approach to national distribution through both wholesale and retail channels. We believe that we are well positioned to benefit from the continuing growth and consolidation among both major wholesalers and major retail home centers. In 2000, our top 20 customers accounted for approximately 40% of our revenues, with the largest customer accounting for no more than 5% of our revenues. Because most of our products, including OSB, plywood and lumber, are commodity products sold primarily on the basis of price and availability, we are not dependent on any one customer. Our principal customers include the following:

•
Wholesale distribution companies, which supply building materials to retailers on a regional, state or local basis. Wholesale distribution companies play an integral role in the industry’s supply-chain management by linking building products manufacturers with the markets they serve;

•
Building materials professional dealers, which specialize in sales to professional builders, remodeling firms, and trade contractors that are involved in residential home construction and light commercial building;

•	Retail home centers, which provide access to consumer markets with a broad selection of home improvement materials and increasingly serve professional builders, remodelers and trade contractors;

•
Manufactured housing producers, which design, construct and distribute prefabricated residential and light commercial structures, including fully manufactured, modular and panelized structures, for consumer and professional markets; and

•
Industrial manufacturers, which produce residential, ready-to-assemble, office and institutional furniture; cabinets, displays and fixtures; windows and doors; molding and millwork; laminated flooring; packaging; transportation equipment; and numerous specialty products.

Competitors

          The building products industry is highly competitive. We compete internationally with several thousand forest and building products firms, ranging from very large, fully integrated firms to smaller firms that may manufacture only one or a few items. We also compete less directly with firms that manufacture substitutes for wood building products. Some competitors have substantially greater financial and other resources than we do that, in some instances, could give them a competitive advantage over us.

Raw Materials

          Wood fiber is the primary raw material used in our operations, and the primary source of wood fiber is timber. The primary end-markets for timber harvested in the U.S. are manufacturers who supply: (1) the housing market, where it is used in the construction of new housing and the repair and remodeling of existing housing, (2) the pulp and paper market, and (3) export markets. The supply of timber is limited by access to timber and by the availability of timberlands. The availability of timberlands, in turn, is limited by several factors, including government forest management policies, alternate uses of land, and loss to urban or suburban real estate development.

          Our 950,000 acres of timberlands, primarily in the southern U.S., provided approximately 10% of our domestic wood fiber requirements in 2000 and an average of approximately 14% of our domestic wood fiber requirements over the past five years. In addition to our fee-owned timberlands, we have timber-cutting rights under long-term contracts (five years or longer) on approximately 45,000 acres, and under shorter term contracts on approximately 220,000 acres, on government and privately owned timberlands in the U.S. In Canada, we harvest enough timber annually under long-term harvest rights with the Canadian government and other third parties to fully support our twelve Canadian production facilities. The average remaining life of our Canadian timber rights is 21 years.

          We purchase more than 50% of our wood fiber requirements on the open market, including from domestic private timber owners. Because wood fiber is subject to commodity pricing, the cost of various types of timber that we purchase in the market has at times fluctuated greatly due to economic or industry conditions. However, our mills are generally located in areas that are in close proximity to large and diverse supplies of timber. Therefore, in areas where we do not own a significant amount of timberlands, our mills generally have the ability to procure wood fiber at competitive prices from third-party sources. We satisfy a portion of our wood fiber requirements by purchasing certain by-products, including wood chips, wood shavings and sawdust, from third parties. These by-products account for an insignificant portion of our wood fiber requirements.

          In addition to wood fiber, we use a significant quantity of various resins in the manufacturing processes for our structural and industrial panel products, as well as certain of our vinyl products. Resin product costs are influenced by changes in the prices of raw materials used to produce resin, primarily petroleum products, as well as demand for resin products.

          We also use substantial amounts of energy in our operations. Energy has become an increasing variable operating expense for us as a result of rapid and substantial price increases which commended in mid-2000 and have continued in 2001. Although some of our facilities generate a portion of their energy requirements through the burning of wood waste, the cost of natural gas and electricity purchased from outside suppliers has increased significantly. The total estimated natural gas and electricity expenditures for the three months ended March 31, 2001 were approximately $30 million (as adjusted for acquisitions dispositions or closures of our facilities during the comparable periods), as compared to less than $24 million (as adjusted for acquisitions dispositions or closures of our facilities during the comparable periods), for the three months ended March 31, 2000, representing an increase of approximately 28%. We also intend to develop new technologies that will enable us to generate an increased portion of our energy requirements in a more efficient manner.

Business Segments

Structural Products Segment

          Our structural products segment manufactures and distributes structural panel products, including OSB and plywood; lumber; and EWP, including I-joists and LVL. Our structural products segment also includes our timberlands. We believe that in North America we are the largest and one of the most efficient producers of OSB, the largest producer of stud lumber and one of the largest producers of EWP.

          Structural Panel Products.    Our structural panel products are primarily used in new residential construction and remodeling applications such as floor and wall sheathing and roof systems. According to the APA, the total North American market for structural panel products, which includes OSB and plywood, was approximately 39 billion square feet in 2000. The OSB share of this market was approximately 51% in 2000, up from approximately 28% in 1991.

          OSB.    Oriented strand board is an innovative, affordable and environmentally smart product made from wood strands arranged in layers and bonded with resin. OSB serves many of the same uses as unsanded plywood, including roof decking, sidewall sheathing and floor underlayment, but can be produced at a significantly lower cost. Demand for OSB is being driven by its favorable cost and performance characteristics relative to plywood, and by growing production capacity and availability. In the past decade, land use regulations and endangered species and environmental concerns have resulted in reduced supplies and higher costs for domestic timber, causing many plywood mills to close or divert their production to other uses. OSB has replaced most of the volume lost from these mills.

          Our strategy for our industry-leading OSB business is to: (1) reduce costs and improve throughput and recovery by continuing to focus on improving efficiency at each of our facilities; (2) improve net realizations relative to weighted-average OSB regional pricing; (3) expand capacity to meet growing OSB demand, but do so through selected acquisitions that meet specific corporate criteria and by building new, low-cost manufacturing facilities to serve particular markets; and (4) leverage our expertise in OSB to capitalize on new opportunities for revenue growth through new product lines.

          We have 14 OSB mills in North America with a combined annual production capacity of approximately 6 billion square feet. The location and annual production capacity of each of these mills are set forth in the following table.

ORIENTED STRAND BOARD PANEL PLANTS—NORTH AMERICA ( 3 /8-inch basis; 3 shifts per day; 7 days per week)	Square Feet in millions
Athens, GA	365
Carthage, TX	450
Chambord, Quebec, Canada	510
Dawson Creek, BC, Canada	375
Hanceville, AL	365
Hayward, WI	500
Houlton, ME	260
Jasper, TX	450
Maniwaki, Quebec, Canada	620
Montrose, CO	145
Roxboro, NC	400
Sagola, MI	375
St Michel, Quebec, Canada	510
Swan Valley, Manitoba, Canada	450

Total North American OSB Non-Specialty Capacity (14 plants)	5,775

           Plywood.    Plywood, which can be constructed of either softwood or hardwood veneer, was once the predominant structural panel in the building products market. While OSB has severely eroded the commodity side of the plywood business, the market for plywood used in specialty and industrial applications, such as sanded, marine-grade, concrete form and multi-ply plywood, has been less significantly impacted.

          We believe we are the fifth largest producer of plywood in the U.S. and enjoy strong relationships with do-it-yourself (“DIY”) retailers in the southeastern U.S. We are continuously striving to enhance our plywood profitability by improving our cost structure through (1) rationalizing our facilities and workforce, (2) reducing our log costs, and (3) increasing recovery. Our principal strategy for plywood is to focus our manufacturing and marketing efforts on such value-added specialty products as clear-faced, sanded, and stained products; concrete forms; siding; flooring; and veneer.

          We have four plywood mills in the southern U.S. with a combined annual production capacity of approximately 960 million square feet and one plywood mill in the Province of British Columbia, Canada with an annual production capacity of approximately 150 million square feet. Certain of these mills also produce veneers used in the manufacture of laminated veneer lumber. The location and annual production capacity of each of these mills are set forth in the following table.

SOFTWOOD PLYWOOD MILLS ( 3 /8-inch basis; 2 shifts per day, 5 days per week)	Square Feet in millions
Bon Wier, TX	260
Cleveland, TX	275
Golden, BC, Canada	150
Logansport, LA	225
Urania, LA	200

Total Softwood Plywood Capacity (5 plants)	1,110

          Lumber Products.    We produce lumber in a variety of standard and specialty grades and sizes, and believe we are the largest North American producer of stud lumber. Stud lumber includes primarily 2” × 4” and 2” × 6” dimension lumber.

          Our strategy for lumber is to focus on studs and narrow dimension lumber. We believe we can leverage our strong presence in the DIY sector to drive growth and capture the premium prices paid by DIY’s for premium grades of lumber. Additionally, we are committed to improving overall mill efficiency through selective, high return capital investments and the sale, closure, or curtailment of underperforming mills. Since 1994, we have closed or sold 34 sawmills that did not meet our standards for returns and profitability. The final component of this strategy is to seek acquisitions of modern mills that meet or exceed our efficiency standards.

           We have 14 sawmills in the U.S. with a combined annual production capacity of approximately 1,150 million board feet, two sawmills in the Province of Quebec, Canada with a combined annual production capacity of approximately 120 million board feet, and one sawmill in the Province of British Columbia, Canada with an annual production capacity of approximately 50 million board feet. The location and annual production capacity of each of these mills are set forth in the following table.

LUMBER MILLS (1 to 3 shifts per day; 5 days per week)	Board Feet in millions
Belgrade, MT	90
Chambord, Quebec, Canada	30
Chilco, ID	140
Cleveland, TX	35
Deer Lodge, MT	140
Deer Lodge, MT (finger joint)	135
Evergreen, AL	35
Gwinn, MI	150
Jasper, TX	40
Malakwa, BC, Canada	50
Marianna, FL	35
Moyie Springs, ID	150
Sandpoint, ID (drying and resurfacing)	—
Saratoga, WY	105
St. Michel, Quebec, Canada	90
Tacoma, WA	60
West Bay, FL	35

Total Lumber Capacity (17 mills)	1,320

          Engineered Wood Products.    We believe that we are one of the largest North American manufacturers of EWP, including I-joists and LVL. We believe that our engineered I-joists, which are used primarily in residential and commercial flooring and roofing systems and other structural applications, are stronger, lighter and straighter than conventional lumber joists. Our LVL is a high-grade, value-added structural product used in applications where extra strength is required, such as headers and beams. It is also used, together with OSB and lumber, in the manufacture of engineered I-joists.

          Our strategy is to strengthen our brand name recognition in the EWP industry by enhancing our product mix and quality, providing superior technical support for our customers and leveraging our sales and marketing relationships to cross-sell our EWP products. Additionally, we are seeking to drive costs down by rationalizing production capacity across geographic areas and integrating company produced veneer into our EWP products. Our acquisition of certain of the assets of Evans Forest Products Ltd. is indicative of our commitment to growing our EWP business through selective capacity additions and targeted acquisitions.

           We have three I-joist plants in the U.S. with a combined annual production capacity of approximately 120 million lineal feet and three LVL plants with an annual production capacity of approximately 10 million cubic feet. In addition, we have contract manufacturing relationships with third parties which both supplement our own production capacity and expand our geographic presence in a manner that reduces average delivered-cost. The location and annual production capacity of each of these plants are set forth in the following tables.

ENGINEERED WOOD PRODUCTS—I-JOIST PLANTS (1 shift per day; 5 days per week)	Lineal Feet in millions
Hines, OR	32
Red Bluff, CA	42
Wilmington, NC	46

Total I-Joist Capacity (3 plants)	120

ENGINEERED WOOD PRODUCTS—LVL PLANTS (2 shifts per day; 7 days per week) (a)	Cubic Feet in thousands
Hines, OR	2,300
Golden, BC, Canada	3,000
Wilmington, NC	4,600

Total LVL Capacity (3 plants)	9,900

(a)	Includes production from the veneer softwood plant in Rogue River, OR.

          Wood Fiber Resources.    We obtain wood fiber for our mills from several sources: fee-owned timberland, timber deeds, cutting contracts with private and public landowners in the U.S., Canada and Ireland, and purchases from third parties. We own approximately 950,000 acres of timberland, primarily in the southern and southeastern U.S., which supplied approximately 10% of our overall timber needs in 2000. In Canada, we have long-term harvest rights, which on average have 21 years left under contract, to harvest timber on nearly 49 million acres of Canadian forest land. We harvest more than 6 million board feet of timber in Canada annually, fully supporting our 12 Canadian production facilities. Additional information regarding our domestic fee-owned timberlands and our Canadian timberland license agreements is set forth in the following table.

TIMBERLAND FEE HOLDINGS	Acres
Idaho: Fir, Pine	35,400
Louisiana: Pine, Hardwoods	189,900
Montana: Whitewoods	11,000
Texas: Pine, Hardwoods	699,200
Other: Whitewoods, Pine, Hardwoods	10,700

Total Timberland Fee Holdings	946,200

CANADIAN TIMBERLANDS LICENSE AGREEMENTS	Acres
British Columbia	7,900,000
Manitoba	6,300,000
Nova Scotia	900,000
Quebec	33,600,000

Total Timberlands Under License Agreements in Canada	48,700,000

Exterior Products Segment

          We manufacture exterior siding and other cladding products for the residential and commercial building markets. We are seeking to be the “one stop” supplier of choice for all segments of these markets: new home construction, repair and remodeling, and manufactured housing. Our strategy is to drive product innovation by combining our technological expertise in wood and wood composites with our proficiency in plastic and polymer composites. One example of our innovation in this segment is our “Norman Rockwell” vinyl siding, which is highly resistant to fading and allows us to offer siding in colors not typically available from other manufacturers. We intend to increase our product offering and production capacity of these types of higher margin, value-added products through the addition of new larger capacity, lower cost plants and the conversion of some OSB plants from commodity structural panel production to OSB siding production.

          Additionally, we are seeking to optimize our current capacity by extending the hardboard lifecycle through innovative new products and increasing vinyl sales through new products and greater penetration of adjacent markets.

          Our exterior product offerings are classified into five categories: (1) SmartSystem® siding products; (2) hardboard siding products; (3) vinyl siding products; (4) composite decking products; and (5) developmental products. Our portfolio of products offers customers a variety of siding choices at various performance levels and prices.

          The SmartSystem® Products.    Our SmartSystem® products consist of a full line of OSB-based sidings, trim, soffit and fascia. These products have quality and performance characteristics similar to solid wood at more attractive prices due to lower raw material and production costs. We manufacture our SmartSystem® products at four U.S. facilities which have a combined annual production capacity of approximately 760 million square feet. The location and annual production capacity of each of these facilities are set forth in the following table.

ORIENTED STRAND BOARD SIDING & SPECIALTY PLANTS ( 3 /8-inch basis; 3 shifts per day; 7 days per week)	Square Feet in millions
Newberry, MI	125
Silsbee, TX	365
Tomahawk, WI	135
Two Harbors, MN	135

Total OSB Siding Capacity (4 plants)	760

          Hardboard Siding Products.    Our hardboard siding product offerings include a number of lap and panel products in a variety of patterns and textures, as well as trim products. We operate a hardboard siding products facility in Roaring River, North Carolina, with an annual production capacity of approximately 245 million square feet. In addition, our East River, Nova Scotia industrial panel facility has the ability to convert to the production of hardboard siding as needed to respond to market demand.

          Vinyl Siding Products.    We also manufacture vinyl siding products and accessories. These products are available in various styles and colors. We manufacture these products at two facilities, one in the southern U.S. and one in Canada, with a combined annual production capacity of approximately three million squares (units consisting of 100 square feet of material with an average weight of 32 pounds). The location and annual production capacity of each of these facilities are set forth in the following table.

VINYL SIDING PLANTS	Squares in millions
Acton, Ontario Canada	2
Holly Springs, MS	1

Total Vinyl Siding Capacity (2 plants)	3

           Composite Decking Products.    We manufacture wood composite decking and accessories. These products have superior quality and performance characteristics relative to solid wood. We manufacture these products at two facilities in the U.S. that have a combined annual production of approximately 31 million lineal feet. The location and annual production capacity of each of these facilities are set forth in the following table.

DECKING—WOOD POLYMERS (lineal feet basis; 1 shift; 7 days per week)	Lineal Feet in millions
Meridian, ID	14
Selma, AL	17

Total Decking Capacity (2 plants)	31

          Developmental Products.    The exterior products segment also includes certain products that are in the developmental stage, such as OSB concrete forms, which are panels used in the process of forming concrete structures, and OSB panels designed to resist termites and mold. Following satisfactory development, we intend to invest in appropriate technological and sales and marketing support to commercialize these products.

Industrial Panel Products Segment

          We manufacture industrial panel products—MDF, particleboard, hardboard and decorative panels—at six plants. The combined annual production capacity of these plants is approximately 50 million square feet of MDF, 360 million square feet of particleboard, and 590 million square feet of hardboard and decorative panels.

          Part of our strategy in our industrial panel products segment is to focus on value-added specialty products that are complementary to our other product offerings. These value-added specialty product lines include flooring, shelving, door skins, door parts, decorative panels, paneling and other specialty applications. Currently, we are focused on the following higher margin, faster growth products: laminated flooring; cut-to-size molding and millwork; and painted and coated parts. As with all our manufacturing facilities, we are continuously seeking to reduce costs by reducing waste and improving efficiency, while maintaining quality.

          Medium Density Fiberboard Products.    Demand for MDF has grown substantially in the U.S. as a replacement for solid wood in such applications as mounting, shelving, cabinet doors and flooring. The annual production capacity of our MDF facility in Urania, Louisiana is 50 million square feet of MDF.

          Particleboard Products.    We believe that component part manufacturing for residential and office furniture, subfloors, shelving and stair parts will continue to drive growth for particleboard. The location and annual production capacity for our particleboard plants are set forth in the following table.

PARTICLEBOARD PLANTS ( 3 /4-inch basis; 3 shifts per day; 7 days per week)	Square Feet in millions
Arcata, CA	125
Missoula, MT	155
Silsbee, TX	80

Total Particleboard Capacity (3 plants)	360

           Hardboard products.    Industrial hardboard, paneling, tileboard, doorskins and decorative panels are mature products that are growing less rapidly than MDF and particleboard. The location and annual production capacity for our hardboard plants are set forth in the following table.

HARDBOARD PLANTS (3 shifts per day; 7 days per week)	Square Feet in millions
Alpena, MI(a)	300
East River, Nova Scotia, Canada (b)	290

Total Hardboard Capacity (2 plants)	590

(a)	Our finishing and tileboard plant in Toledo, Ohio takes production from the Alpena, MI plant to produce decorative panels and finished tileboard.

(b)	The East River, Nova Scotia, plant produces both hardboard panel products and hardboard siding products.

Other Products Segment

          The other products segment includes value-added products such as plastic molding products, our distribution and wholesale business, wood chips and our OSB mills in Chile and Ireland. In August 2000, we contributed our Cocoon™ cellulose insulation business to US GreenFiber, LLC, a joint venture with Casella Waste Systems in which we own a 50% interest. Cocoon™ insulation is produced from recycled newspaper and has higher insulation efficiency performance levels and superior sound-deadening qualities compared to conventional fiberglass insulation of comparable thickness.

          We own 82.5% of a joint venture in Chile that has a newly-constructed OSB mill that commenced operations in the first quarter of 2001. We expect that this facility will have an annual production capacity of approximately 130 million square feet, the output of which will be targeted for South American markets. We also own a 65% of a joint venture in Ireland that has an OSB mill with an annual production capacity of approximately 450 million square feet, the output of which is distributed primarily in Ireland, the United Kingdom and Western Europe. These mills are included in our other products segment because they do not sell primarily to North American customers.

          Facilities included in our other products segment include the following:

FACILITIES—OTHER PRODUCTS	Location
Chip mill	Cleveland, TX
Landscape bark plant	New Waverly, TX
Plastic moldings plant	Middlebury, IN
Distribution centers	Conroe, TX and Rocklin, CA

Pulp Segment

          Although we are seeking to exit the pulp business, we currently own a pulp mill located in Chetwynd, British Columbia, and a non-controlling interest in a pulp mill located in Samoa, California. The Chetwynd pulp mill has annual production capacity of 165,000 short tons of pulp. We are seeking to sell the Chetwynd pulp mill, which is presently managed by an unrelated party pursuant to a management agreement that expires in December 2001, subject to renewal provisions. We sold a controlling ownership interest in the Samoa pulp mill in the first quarter of 2001 in a transaction accounted for pursuant to Staff Accounting Bulletin No. 30—Accounting For Divestiture Of A Subsidiary Or Other Business Operation. See Note 6 to our unaudited financial statements for the three months ended March 31, 2001 included in this prospectus supplement. Pulp accounted for approximately 5% of our net sales in 2000.

Environmental Compliance

          Our operations are subject to many environmental laws and regulations governing, among other things, the restoration and reforestation of timberlands, discharges of pollutants and other emissions on or into land, water and air, the disposal of hazardous substances or other contaminants and the remediation of contamination. In addition, certain environmental laws and regulations impose liability and responsibility on present and former owners, operators or users of facilities and sites for contamination at such facilities and sites without regard to causation or knowledge of contamination. Compliance with environmental laws and regulations can significantly increase the costs of our operations and otherwise result in significant costs and expenses. Violations of environmental laws and regulations can subject us to additional costs and expenses, including defense costs and expenses and civil and criminal penalties. We cannot assure you that the environmental laws and regulations to which we are subject will not become more stringent, or be more stringently implemented or enforced, in the future.

          Our policy is to comply fully with all applicable environmental laws and regulations. In recent years, we have devoted increasing management attention to achieving this goal. In addition, from time to time, we undertake construction projects for environmental control facilities or incur other environmental costs that extend an asset’s useful life, improve efficiency or improve the marketability of certain properties. We believe that our estimated capital expenditures for environmental control facilities in 2001 and 2002 will not be material.

Legal Proceedings

     General

          We are involved in various environmental matters and legal proceedings. For additional information regarding these matters and proceedings and the potential impact of these matters and proceedings on our financial position, results of operations and cash flow, see Item 3, Legal Proceedings, in our annual report on Form 10-K for the year ended December 31, 2000, Item 1 of Part II of our quarterly report on Form 10-Q for the quarter ended March 31, 2001 and Note 8 to our financial statements for the year ended December 31, 2000 included in this prospectus supplement. For additional information regarding the settlements entered into by us with respect to certain class action lawsuits relating to OSB siding manufactured by us prior to January 1, 1992, see also “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          We have been named as defendant in a putative class action filed in the Superior Court of California, County of San Francisco, on July 30, 2001 captioned Mahleon R. Oyster and George Sousa v. Louisiana-Pacific Corporation and a putative class action filed in the Superior Court of Washington, County of Snohomish, on June 13, 2001 captioned Nick P. Marassi, M.D. and Debra Marassi v. Louisiana-Pacific Corporation. These actions were filed on behalf of purported classes of persons nationwide owning structures on which our Nature Guard cement shakes were installed as roofing. The plaintiffs generally allege negligence, unfair business practices, false advertising, breach of warranties, fraud and other theories related to alleged defects associated with the cement shakes, as well as consequential damages to the structures on which the cement shakes were installed. The plaintiffs seek general, compensatory, special and punitive damages as well as disgorgement of profits and the establishment of a fund to provide restitution to the purported class members. We no longer manufacture or sell cement shakes, but established and maintain a claims program for the Nature Guard shakes previously sold by us. We believe that we have substantial defenses and intend to defend these actions vigorously.

     Contingency Reserves

          We maintain reserves for the estimated cost of the legal and environmental matters referred to above. However, as with any estimate, there is uncertainty of predicting the outcomes of claims and litigation and environmental investigations and remediation efforts that could cause actual costs to vary materially from current estimates. Due to various uncertainties, we cannot predict to what degree, if any, actual payments (including payments under the OSB siding litigation settlements or any alternative strategies adopted by us with respect to OSB siding claims) will materially exceed the recorded liabilities related to these matters. However, it is possible that, in either the near term or the longer term, revised estimated or actual payments will significantly exceed the recorded liabilities.

MANAGEMENT

          The following table sets forth certain information as of June 30, 2001 for our directors and executive officers, including certain executives whose duties may cause them to be classified as executive officers under applicable Commission rules.

Name	Age	Position
Mark A. Suwyn	58	Chairman and Chief Executive Officer
F. Jeff Duncan, Jr.	46	Vice President and Chief Information Officer
Warren C. Easley	60	Vice President, Technology and Quality
Richard W. Frost	49	Vice President, Timberlands and Procurement
M. Ward Hubbell	41	Vice President, Corporate Affairs
Joseph B. Kastelic	38	Vice President, Sales and Specialty Products
J. Keith Matheney	52	Vice President, OSB and Engineered Wood Products
Curtis M. Stevens	49	Vice President, Treasurer and Chief Financial Officer
Michael J. Tull	55	Vice President, Human Resources
Gary C. Wilkerson	54	Vice President and General Counsel
Walter M. Wirfs	53	Vice President, Lumber and Plywood
William C. Brooks	67	Director
E. Gary Cook	56	Director
Archie W. Dunham	62	Director
Paul W. Hansen	49	Director
Brenda J. Lauderback	50	Director
Patrick F. McCartan	66	Director
Lee C. Simpson	66	Director
Colin D. Watson	59	Director

          Mark A. Suwyn has been Chairman and Chief Executive Officer since January 1996. Before joining us, Mr. Suwyn was Executive Vice President of International Paper Company from 1992 through 1995. Mr. Suwyn is also our director.

          F. Jeff Duncan, Jr. has been our Chief Information Officer since October 1998 and Vice President since March 2001. Mr. Duncan had been our Director of Information Technology since September 1996. He was previously employed by E.I. du Pont de Nemours & Co. for 19 years in a variety of positions, most recently as Systems Manager—New Business Development.

          Warren C. Easley has been Vice President, Technology and Quality since May 1996. He was Technical Manager—Nylon Division, North America for E.I. du Pont de Nemours & Co. from 1969 to 1996.

          Richard W. Frost has been Vice President, Timberlands and Procurement since May 1996. Mr. Frost was Vice President and Operational Manager for S.D. Warren Company from 1992 to 1996.

          M. Ward Hubbell has been Vice President, Corporate Affairs since March 2001. Mr. Hubbell has been our Director of Corporate Affairs since September 1997. Before joining us, Mr. Hubbell was employed by International Paper Company beginning in October 1992, first as Communications Director and then as Federal Affairs Manager.

          Joseph B. Kastelic has been Vice President, Specialty Products since November 2000 and Vice President, Sales and Specialty Products since January 2001. He previously served as Director, Specialty Building Products from January 1999 to November 2000. From March 1997 to December 1998, Mr. Kastelic was Business Director, Siding/Exterior Products, and from September 1996 to March 1997 served as Marketing Development Manager for new construction and siding. Before joining us in September 1996, Mr. Kastelic was the Marketing Development Manager at PPG Industries in Pittsburgh, Pennsylvania.

          J. Keith Matheney has been Vice President, OSB and Engineered Wood Products since November 2000. He previously served as Vice President, Core Businesses from June 1998 to November 2000, as Vice President, Sales and Marketing from January 1997 to June 1998, as General Manager—Western Division from February 1996 to January 1997, and General Manager—Weather-Seal Division from May 1994 to February 1996.

          Curtis M. Stevens has been Vice President, Treasurer and Chief Financial Officer since September 1997. Before joining us, Mr. Stevens spent 13 years as the senior financial executive of Planar Systems, Inc., a leading manufacturer and supplier of electroluminescent flat panel displays, where he was named Executive Vice President and General Manager in 1996. He also served on the Board of Directors for Planar Systems.

          Michael J. Tull has been Vice President, Human Resources since May 1996. Before joining us, Mr. Tull was employed by Sharp HealthCare, a regional system of hospitals and related facilities in San Diego, California, for more than 10 years, most recently as Corporate Vice President of Employee Quality and Development beginning in 1991.

          Gary C. Wilkerson has been Vice President and General Counsel since September 1997. Before joining us, Mr. Wilkerson served as acting-Senior Vice President, General Counsel and Secretary for the consumer products division of IVAX Pharmaceuticals beginning in early 1997. For the previous seven years, he was Senior Vice President, General Counsel and Secretary of Maybelline Co., a cosmetics manufacturer. Mr. Wilkerson has been on medical leave since November 2000.

          Walter M. Wirfs has been Vice President, Lumber and Plywood since November 2000, and was Vice President, Manufacturing from March 1999 to November 2000. From January 1998 to March 1999, Mr. Wirfs served as President of Western Wood Products Association. Mr. Wirfs was employed by Willamette Industries, Inc., a forest products company headquartered in Portland, Oregon, for 23 years until December 1997, most recently as Vice President of its Southern and Atlantic Regions.

          William C. Brooks has been our director since 1996. Mr. Brooks has been Chairman of The Brooks Group International, Ltd., a private holding company involved in human resources and economic development, since 1998. Prior to that, he was Vice Chairman of Luftig & Warren International, a business performance technology consulting firm. Mr. Brooks previously served as Vice President of General Motors Corporation until his retirement in 1997. He was Assistant Secretary of Labor for the Employment Standards Administration from July 1989 to December 1990. Mr. Brooks is Chairman of the Board of United American Healthcare Corporation and of Lason, Inc., and a director of Covansys (Complete Business Solutions, Inc.), DTE Energy Company and Detroit Edison Co., and Sigma Associates, Inc.

          E. Gary Cook has been our director since June 2000. Mr. Cook was Chairman, President and Chief Executive Officer of Witco Corporation, a global specialty chemicals company, until his retirement in 1999. Until 1996, he was President, Chief Operating Officer, and a director of Albemarle Corporation, a global specialty chemicals company spun off from Ethyl Corporation in 1994, where Mr. Cook had been a Senior Vice President and director since 1992. Previously, Mr. Cook was a Vice President of E. I. du Pont de Nemours and Company. He is also a director of Trimeris Corporation, a biopharmaceutical company.

          Archie W. Dunham has been our director since 1996. He is Chairman, President and Chief Executive Officer of Conoco Inc., an integrated global energy company. He has served in various senior executive positions with Conoco Inc. for more than five years. Mr. Dunham is also a director of Union Pacific Corporation, Chase Bank of Texas, and Phelps Dodge Corporation.

          Paul W. Hansen has been our director since February 1999. Mr. Hansen has been Executive Director of the Izaak Walton League of America (the “IWLA”), a nationally-recognized conservation organization, since February 1995. Mr. Hansen began his employment with the IWLA in 1982 as an Acid Rain Project Coordinator and served in various positions thereafter, becoming Associate Executive Director in 1994.

          Brenda J. Lauderback has been our director since September 1999. She was Group President, Wholesale and Retail, of Nine West Group Inc., a designer and marketer of quality, fashionable women’s footwear and accessories, from May 1995 until her retirement in January 1998. Ms. Lauderback previously served as President of the Wholesale Division at U.S. Shoe Corp. from 1993 to 1995. She is also a director of Consolidated Stores Corporation and Irwin Financial Corporation.

          Patrick F. McCartan has been our director since 1998. He is managing partner of the international law firm of Jones, Day, Reavis & Pogue, a position that he has held since 1993. He is a Fellow of the American College of Trial Lawyers and the International Academy of Trial Lawyers.

          Lee C. Simpson has been our director since 1995. He served as our President and Chief Operating Officer on an interim basis from July 1995 until March 1996. He was our executive officer from 1972 until his retirement in 1991 and previously served as our director from 1972 until 1993.

          Colin D. Watson has been our director since June 2000. Mr. Watson has been Vice Chairman of the Board of Spar Aerospace Limited, an aviation services company with headquarters in Toronto, Ontario, Canada, since December 1999. He also served as Chief Executive Officer of Spar Aerospace from December 1999 to December 2000, and President and Chief Executive Officer from 1996 to November 1999. From 1979 to 1996, Mr. Watson was President and Chief Executive Officer of Rogers Cable TV, Ltd. Mr. Watson is also a director of B-Split II Corp., Call-Net Enterprises Inc. (a Canadian subsidiary of Sprint Corp.), Cygnal Technologies Corp., Kasten Chase Applied Research Limited, OnX Inc., PelmorexInc., and Rogers Cable TV, Ltd.

DESCRIPTION OF OTHER INDEBTEDNESS

General

          At March 31, 2001, we had about $115 million outstanding under our existing revolving credit facility, about Cd. $15 million outstanding under our existing Canadian revolving credit facility and $170 million outstanding under our existing term loan maturing in 2003. Our domestic revolving credit facility will expire in January of 2002. Our Canadian revolving credit facility was originally scheduled to expire in March 2001, but has been extended to expire August 15, 2001.

          We will use a portion of the proceeds of this offering of the notes to repay all debt outstanding under our existing term loan maturing in 2003. In addition, following the closing of this offering of the notes, we expect to:

•	obtain a new $200 million senior secured revolving credit facility, which will replace our existing $300 million domestic revolving credit facility;

•	obtain a new $125 million three-year trade receivables financing facility;

•	obtain a new Canadian revolving credit facility of at least Cd. $25 million, which will replace our existing Cd. $25 million Canadian revolving credit facility; and

•	secure our presently unsecured obligations to purchase, upon the occurrence of specified events of default, $96 million (at March 31, 2001) of unsecured debt of one of our subsidiaries.

          The anticipated terms of the new credit and financing facilities are briefly described below. Because the final terms of these facilities have not yet been determined, these terms may differ, perhaps significantly, from those described below. Moreover, our ability to obtain these facilities and to borrow under them is subject to various conditions. Accordingly, we cannot assure you that any or all of these facilities will be obtained or available to us.

New Domestic Revolving Credit Facility

          Banc of America Securities LLC has agreed to act as joint lead arranger in connection with a new $200 million three-year senior secured revolving credit facility to replace our existing $300 million unsecured revolving credit facility and, in that capacity, to use its best efforts to form a syndicate of financial institutions to provide the new facility. As of the date of this prospectus supplement, Banc of America Securities LLC had received written commitments, subject to customary conditions, from Bank of America, N.A., Wachovia Bank, N.A., Royal Bank of Canada and The Bank of Nova Scotia for a total of $180 million of the new domestic revolving credit facility. Bank of America, N.A. will be the administrative agent under the new domestic revolving credit facility.

          The new domestic revolving credit facility will be guaranteed by (1) all of our existing and future direct and indirect domestic subsidiaries which have assets that constitute 5% or more of the book value of our total assets for as long as the company owns more than 35% of our consolidated total assets directly, and (2) all of our existing and future direct and indirect domestic subsidiaries if the company owns less than 35% of our consolidated total assets directly. Intercompany assets will be excluded in calculating the percentages of assets referred to in the preceding sentence. Our subsidiaries that are restricted from executing such guarantees, including finance subsidiaries, will not be required to guarantee this facility.

          Indebtedness under the new domestic revolving credit facility will be secured by (1) all capital stock of each of the company’s domestic subsidiaries that is a guarantor of the facility, (2) 65% of the capital stock of each of the company’s foreign subsidiaries which is owned either by the company or by one of the company’s domestic subsidiaries and which has assets that constitute 5% or more of the book value of our consolidated total assets, and, if the company owns less than 35% of our consolidated total assets directly, 65% of the capital stock of each of our other foreign subsidiaries and (3) specified timberlands in Texas. Intercompany assets will be excluded in calculating the percentages of assets referred to in the preceding sentence.

          The obligation of the banks to provide the new domestic revolving credit facility and to extend loans to us under the facility are subject to specified conditions precedent, including, among others:

•	the execution and delivery of definitive documents for the new domestic revolving credit facility satisfactory to the lenders under the facility;

•	the completion of a due diligence review by the administrative agent under the facility satisfactory to such administrative agent;

•
the absence of any material adverse change since December 31, 2000 in the business, assets, liabilities, operations, condition or prospects of the company or the company and our subsidiaries taken as a whole (except as disclosed in our quarterly report on Form 10-Q for the quarter ended March 31, 2001 and other public disclosures made on or before July 12, 2001);

•	the absence of pending or threatened legal proceedings that could materially or adversely affect us or our ability to perform our obligations under the new domestic revolving credit facility;

•
the receipt of appraisal reports and policies of title insurance with respect to the timberlands that will secure our indebtedness under the new domestic revolving credit facility, in each case satisfactory to the administrative agent; and

•	the completion of the offering of these notes.

          The new domestic revolving credit facility will bear interest at a rate per annum equal to either (1) the LIBOR interbank rate plus the applicable margin or (2) the alternate base rate (defined as the higher of (a) the Bank of America, N.A. prime rate and (b) the federal funds rate plus 50 basis points) plus the applicable margin. The applicable margin will initially be 225 basis points for LIBOR loans and 125 basis points for alternate base rate loans. The applicable margin will be adjusted in accordance with a performance pricing grid. Swing-line loans will bear interest at the applicable margin plus the alternate base rate or such other rate as may be agreed to by Bank of America, N.A. and us. The new domestic revolving credit facility will also provide for the payment of default rates of interest in certain circumstances.

          The definitive documentation for the new domestic revolving credit facility is expected to contain customary representations, warranties and covenants, including financial covenants. The financial covenants are expected to include (1) maximum debt to capitalization ratios, (2) minimum net worth and (3) a minimum fixed charge coverage ratio. The definitive documentation for the new domestic revolving credit facility is also expected to contain customary events of default, including:

•	nonpayment of principal, interest, fees and other amounts;

•	violation of covenants (with cure periods as applicable for affirmative covenants);

•	inaccuracy of representations and warranties;

•	cross-default to other material agreements and material indebtedness;

•	bankruptcy and other insolvency events;

•	material judgments;

•	actual or asserted invalidity of any loan documentation or security interests;

•	a change of control; and

•	ERISA matters.

          The definitive documentation for the new domestic revolving credit facility is expected to require that the following cash proceeds be applied to repay amounts outstanding under the facility, and to correspondingly and permanently reduce borrowing availability under the facility as follows:

•
all net cash proceeds of the sale of any assets of the company or our subsidiaries, including the sale of stock of our subsidiaries, subject to specified exceptions permitting the reinvestment of such proceeds and excluding sales of inventory in the ordinary course of business and the sale of approximately $125 million of accounts receivable pursuant to the receivables financing facility described below (net of selling expenses and taxes paid or payable);

•	all net cash proceeds from the issuance of any debt, except certain permitted debt, by the company or our subsidiaries; and

•	one-half of the net cash proceeds from the issuances of equity by the company or our subsidiaries, excluding issuances pursuant to employee stock option plans and intercompany equity issuances.

New Canadian Revolving Credit Facility

          One of our subsidiaries has obtained a written commitment from Royal Bank of Canada which provides for, on the terms and subject to the conditions set forth in the commitment, a one-year revolving credit facility to replace the subsidiary’s existing revolving credit facility. We anticipate that the new Canadian revolving credit facility will be secured by our Canadian inventory and trade accounts receivable.

          The definitive documentation for the Canadian revolving credit facility is expected to provide for revolving borrowing capacity of at least Cd. $25 million and to contain representations, warranties, covenants and events of default comparable to those expected to be contained in the definitive documentation for the new domestic revolving credit facility.

Receivables Financing Facility

          We expect to obtain a $125 million trade receivables financing facility from Blue Ridge Asset Funding Corporation. Blue Ridge is a commercial paper funding vehicle administered by Wachovia Bank, N.A. We expect that, under the receivables financing facility, Blue Ridge will be committed to purchase, on a revolving basis, certain of our qualifying trade receivables, which will secure the issuance of commercial paper by Blue Ridge. A back-up receivables financing facility is expected to be provided on a committed basis by Wachovia Bank, N.A. The receivables financing facility will have a scheduled term of three years.

Senior Notes

          In August of 2000, we issued $190 million 8.500% senior notes due 2005 and $200 million 8.875% senior notes due 2010. These senior notes are general unsecured obligations of the company and rank equally with all our other unsecured and unsubordinated debt.

          In general, under the terms of these senior notes, we and our subsidiaries are prohibited from securing debt in an aggregate amount in excess of 15% of our consolidated net tangible assets (as defined) with liens or mortgages on principal properties (as defined) without also securing the senior notes, on an equal and ratable basis, with liens or mortgages on the same principal properties. The senior notes are not expected to be secured following this offering of the notes and the expected financings discussed in this prospectus supplement. Specified sale and leaseback transactions involving principal properties are effectively treated as though they involve securing debt with principal properties.

          For purposes of the foregoing, (1) “principal properties” is defined to mean, in general, (a) mills, plants, facilities and timberlands in the U.S. (other than any of the foregoing that have a gross book value of less than 5% of consolidated net tangible assets and any of the foregoing that are held for investment, development or sale) and (b) shares of capital stock or indebtedness of one of our subsidiaries and (2) “consolidated net tangible assets” is defined to mean, in general, (a) total assets (net of accumulated depreciation, valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under generally accepted accounting principles) minus (b) the sum of (i) current liabilities and (ii) goodwill, tradenames, patents and trademarks, unamortized debt discount and other like intangibles, all as reflected in our most recent consolidated balance sheet and computed in accordance with generally accepted accounting principles.

          The foregoing restrictions and definitions are subject to various exceptions and qualifications, all of which are qualified entirely by reference to the indenture and the applicable supplemental indentures under which the senior notes were issued.

Limited Recourse Notes Payable

          At March 31, 2001, we had outstanding $397 million of limited recourse notes payable. The notes payable are collateralized by notes receivable from the purchasers of non-strategic assets that we sold in 1997 and 1998. At March 31, 2001, the recourse portion of the debt represented by these notes was about $83 million. The notes are further described below.

          In 1997, one of our subsidiaries issued approximately $48 million of senior notes with fixed interest rates ranging from 7.1% to 7.5% in a private placement to institutional investors. The notes mature in principal amounts of $20 million in 2008, $20 million in 2009, and $8 million in 2012. The senior notes are secured by approximately $50 million of notes receivable from Sierra Pacific Industries.

          In June 1998, one of our subsidiaries issued approximately $349 million of senior notes with fixed interest rates ranging from 6.8% to 7.3% in a private placement to institutional investors. The notes mature in principal amounts of approximately $70 million in 2006, $54 million in 2008, $113 million in 2010, $90 million in approximately 2013 and $22 million in 2018. The notes are secured by approximately $354 million of notes receivable from Simpson Timber Company. By the terms of these notes, only 10% of the amounts outstanding under these notes is recourse to us.

Project Financings

          As of March 31, 2001, we had approximately $7 million of debt outstanding in connection with a project financing of our Waterford, Ireland, OSB plant. This debt is due in 2002 and is secured by the Waterford OSB plant. At March 31, 2001, the variable interest rate on this debt was 6.3% per annum.

           We had approximately $40 million of debt outstanding in connection with various revenue bond project financings as of March 31, 2001. Approximately $9 million of this debt is secured by approximately 8,000 fee timberland acres in Louisiana. This debt bore interest at March 31, 2001 at variable rates between 4.7% and 7.1% per annum.

Issue	Original Amt	Balance at March 31, 2001	Maturity
Michigan Strategic Fund Rev Bonds	$ 8 million	$ 8 million	September 1, 2009
Iron Range Resources Rev Bonds	8 million	8 million	July 1, 2004
LA Ag Fin Auth Rev Bonds Series 1999A	6 million	6 million	May 1, 2004
LA Ag Fin Auth Rev Bonds Series 1999B	3 million	3 million	May 1, 2004
MS Bus Fin Rev Bonds Series 1997A	1 million	1 million	April 1, 2022
MS Bus Fin Rev Bonds Series 1997A	17 million	14 million	April 2, 2022

Installment Notes

          At March 31, 2001, one of our subsidiaries had about $102 million outstanding under installment notes issued to former Forex stockholders. These notes are general unsecured obligations of the subsidiary and are fully guaranteed by us. The variable interest rate on the notes was 6.5% as of March 31, 2001. One-third of the outstanding principal amount of these notes matures in September of each of 2001, 2002 and 2003.

          Pursuant to a standby purchase and note support agreement, we may become obligated to purchase, upon the occurrence of specified events of default (which are generally comparable to those expected to be included in the definitive documentation for the new domestic revolving credit facility), the installment notes held by certain financial institutions. At March 31, 2001, these financial institutions held approximately $96 million of the installment notes. Although our contingent purchase obligations relating to the installment notes held by these financial institutions are presently unsecured, we expect to secure these contingent purchase obligations with our domestic inventories in the near future.

Other Indebtedness

          In December 2000, one of our subsidiaries entered into a five-year term credit facility with a Chilean bank. The facility provides for borrowings in an aggregate amount up to $10 million. There were no material outstanding borrowings under this facility at March 31, 2001. The facility bears interest at a rate per annum equal to LIBOR plus 50 basis points. Borrowings under the facility are used to fund the completion of the construction of, and start-up activities relating to, an OSB plant in Chile. Borrowings under the facility are secured.

          In addition to the foregoing, at March 31, 2001, we had an aggregate of approximately $6 million of outstanding indebtedness under certain other facilities.

DESCRIPTION OF THE NOTES

General

          The following description of the terms of the notes offered hereby supplements, and should be read in conjunction with, the statements under “Description of the Debt Securities” in the accompanying prospectus. However, the information set forth below in “—Merger, Consolidation or Sale of Assets,” “—Events of Default,” “—Legal Defeasance and Covenant Defeasance” and “—Amendment, Modification and Waiver” supersedes in its entirety the information set forth in the accompanying prospectus under “Description of the Debt Securities—Limitations on Merger and Other Transactions,” “—Events of Default,” “—Legal Defeasance and Covenant Defeasance” and “—Modification and Waiver.”

          The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the indenture and the third supplemental indenture. Capitalized terms not defined herein have the meanings given to them in the indenture and the third supplemental indenture. You can find the definitions of certain terms used in this description under the subheading “—Certain Defined Terms.” In this description, the word “LP” refers only to Louisiana-Pacific Corporation and not to any of its subsidiaries.

          The notes will be issued under the indenture referred to in the accompanying prospectus, as supplemented by a third supplemental indenture. The following discussion includes a summary description of material terms of the third supplemental indenture and the notes, which represent a separate series of, and are referred to in the accompanying prospectus as, “debt securities”).

          The registered holder of a note will be treated as the owner of it for all purposes. Only registered holders will have rights under the indenture and the third supplemental indenture.

Brief Description of the Notes

          The notes will be:

•	general unsecured obligations of LP;

•	subordinated in right of payment to all existing and future Senior Debt of LP; and

•	equal in right of payment with any future senior unsecured subordinated Indebtedness of LP that does not expressly provide that it is subordinated to the notes.

          Assuming we had completed this offering of notes and applied the net proceeds as intended, as of March 31, 2001, LP would have had total Senior Debt of approximately $726 million (including $202 million of guarantees and letters of credit supporting debt of LP’s subsidiaries, but excluding Currency Hedging Obligations). As indicated above and as discussed in detail below under the caption “—Subordination,” the notes will be subordinated in right of payment to all existing and future Senior Debt of LP. The indenture and the third supplemental indenture will permit LP to incur additional Senior Debt.

          The notes will not be guaranteed by LP’s subsidiaries. The notes will be effectively subordinated in right of payment to all Indebtedness and other liabilities (including trade payables and lease obligations) of LP’s subsidiaries. As of March 31, 2001, our subsidiaries had $514 million of debt (including $314 million of non-recourse debt and excluding all intercompany debt) and $431 million of trade receivables and other liabilities outstanding. In the event of a bankruptcy, liquidation or reorganization of any of LP’s subsidiaries, the subsidiaries will be required to pay the holders of their debt and other creditors before distributing any of their assets to LP. Any right of LP to receive assets of any of its subsidiaries upon the subsidiary’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets, subject to the prior claims of the holders of LP’s Senior Debt) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that LP is itself recognized as a creditor of the subsidiary, in which case the claims of LP would still be subordinate in right of payment to any secured Indebtedness of the subsidiary and any unsecured Indebtedness of the subsidiary that is senior to that held by LP. The indenture and the third supplemental indenture will permit LP’s subsidiaries to incur additional Indebtedness and other liabilities.

Principal, Maturity and Interest

          LP may issue notes with a maximum aggregate principal amount of $300 million, of which $200 million will be issued in this offering. LP may issue additional notes from time to time after the completion of this offering. While we do not meet the Rating Condition (as defined below), any offering of additional notes is subject to the covenant described below under the caption “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock.” The notes and any additional notes subsequently issued under the indenture, as supplemented by the third supplemental indenture, will be treated as a single class for all purposes under the indenture, as supplemented by the third supplemental indenture, including without limitation for purposes of waivers, amendments, redemptions and offers to purchase. LP will issue notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on November 15, 2008.

          Interest on the notes will accrue at the rate of 10.875% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2002, to the holders in whose names the notes are registered at the close of business on the immediately preceding May 1 and November 1, as the case may be.

          Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest on the notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

Book-Entry System

          The notes will initially be issued in the form of a global security held in book-entry form. Accordingly, The Depository Trust Company (“DTC”) or its nominee will be the sole registered holder of the notes for all purposes under the indenture and the third supplemental indenture. DTC has advised LP that DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial code, and a “clearing agency” registered under the Exchange Act.

          DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own DTC.

          Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. See the discussion under the caption “Description of the Debt Securities—Global Securities” in the accompanying prospectus.

Paying Agent and Registrar for the Notes

          The trustee will initially act as paying agent and registrar. LP may change the paying agent or registrar without prior notice to the holders of the notes, and LP or any of its Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

          A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. LP is not required to transfer or exchange any note selected for redemption. Also, LP is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Methods of Receiving Payments on the Notes

          For so long as the notes remain in the form of a global security, LP will pay all principal, interest and premium, if any, on the notes to the applicable depository or its nominee as the registered holder of the global security representing the notes. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless LP elects to make interest payments by check mailed to the holders of the notes at their address set forth in the register of holders.

Subordination

          The payment of principal, interest and premium, if any, on the notes and any other Obligations on the notes will be subordinated to the prior payment in full of all Senior Debt of LP, including Senior Debt incurred after the date of the third supplemental indenture, in the manner described below.

          The holders of Senior Debt will be entitled to receive payment in full of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt) before the holders of notes will be entitled to receive any payment or distribution of assets with respect to the notes (except that holders of notes may receive and retain Permitted Junior Securities and payments made from the trust described under ‘‘—Legal Defeasance and Covenant Defeasance”), in the event of any distribution to creditors of LP:

(1)	in a liquidation or dissolution of LP;

(2)	in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to LP or any of its property;

(3)	in an assignment by LP for the benefit of its creditors; or

(4)	in any marshaling of LP’s assets and liabilities.

          In addition, LP may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) or make any deposits pursuant to a Legal Defeasance or a Covenant Defeasance if:

(1)	a payment default with respect to any Designated Senior Debt occurs and is continuing beyond any applicable grace period; or

(2)	any other default occurs and is continuing with respect to any Designated Senior Debt and the maturity of such Designated Senior Debt is accelerated;

unless in the case of either clause (1) or (2), the default is cured or waived and any such acceleration is rescinded, or unless in either case such Designated Senior Debt is paid in full. However, LP may make payments in respect of the notes if LP and the trustee receive written notice approving such payment from the representative of the Designated Senior Debt with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing.

           LP may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under ‘‘—Legal Defeasance and Covenant Defeasance”) or make any deposits pursuant to a Legal Defeasance or a Covenant Defeasance for a Payment Blockage Period (as defined below) during the continuance of any default, other than a default described in clause (1) or (2) of the preceding paragraph, on any Designated Senior Debt that permits the holders of the Designated Senior Debt to accelerate its maturity immediately without either further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods.

          A “Payment Blockage Period” commences on the receipt by the trustee of written notice from the representative of such Designated Senior Debt (a “Payment Blockage Notice”) of a default of the kind described in the immediately preceding paragraph, and ends upon the earliest of (1) the date on which such default is cured or waived, (2) 179 days after the date on which the applicable Payment Blockage Notice is received by the trustee, (3) the payment in full of the obligations outstanding under such Designated Senior Debt or (4) written notice to the trustee and LP from the Person or Persons who gave such Payment Blockage Notice.

          Payments on the notes may and will be resumed at the end of the Payment Blockage Period, unless such Designated Senior Debt has been accelerated.

          No new Payment Blockage Notice may be delivered unless and until:

(1)	360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and

(2)	all scheduled payments of principal, interest and premium, if any, on the notes that have come due have been paid in full in cash.

          No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee will be, or be made, the basis for a subsequent Payment Blockage Notice unless such default has been cured or waived for a period of not less than 90 days.

          If the trustee or any holder of the notes receives a payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “—Legal Defeasance and Covenant Defeasance”) when the payment is prohibited by these subordination provisions, the trustee or the holder, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Debt. Upon the proper written request of the holders of Senior Debt, the trustee or the holder, as the case may be, will deliver the amounts in trust to the holders of Senior Debt or their proper representative.

          LP must promptly notify holders of Designated Senior Debt if payment of the notes is accelerated because of an Event of Default.

          As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of LP, holders of notes may recover less ratably than creditors of LP who are holders of Senior Debt. See the discussion under the caption “Risk Factors—Your right to receive payments on the notes may be adversely affected by the rights of our senior creditors.”

Optional Redemption

          At any time prior to November 15, 2005, the notes will be redeemable, in whole or in part, at the option of LP at any time at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 50 basis points, together in either case with accrued interest on the principal amount being redeemed to the date of redemption.

          In addition to the optional redemption right of LP described above, at any time prior to November 15, 2004, LP may on any one or more occasions redeem up to 35% of the aggregate principal amount of the notes issued under the indenture (including additional notes of the same series), as supplemented by the third supplemental indenture, at a redemption price of 110.875% of the principal amount, plus accrued and unpaid interest to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)
at least 65% of the aggregate principal amount of notes issued under the indenture (including additional notes of the same series), as supplemented by the third supplemental indenture, remains outstanding immediately after the occurrence of such redemption (excluding notes held by LP and its Subsidiaries); and

(2)	the redemption occurs within 45 days of the date of the closing of such Public Equity Offering.

          On or after November 15, 2005, LP may redeem all or a part of the notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage
2005	105.438%
2006	102.719%
2007 and thereafter	100.000%

          “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

          “Comparable Treasury Issue” means the U.S. Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

          “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

          “Quotation Agent” means the Reference Treasury Dealer appointed by the trustee after consultation with LP.

          “Reference Treasury Dealer” means (1) Goldman, Sachs & Co. and its successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), LP is required to substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the trustee after consultation with LP.

           “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

Mandatory Redemption

          LP is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of the Holders

     Change of Control

          Following a Change of Control, LP will be obligated to offer to repurchase all or any part (equal to $1,000 or an integral multiple of $1,000) of each holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash equal to 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to the date of purchase (the “Change of Control Payment”). Within 30 days following any Change of Control, LP must mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the notes on the date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date the notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the third supplemental indenture.

          LP must comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934 and any other securities laws and regulations under the Securities Exchange Act of 1934 to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the third supplemental indenture, LP must comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the third supplemental indenture by virtue of such conflict.

          On the Change of Control Payment Date, LP must, to the extent lawful:

(1)	accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes so accepted; and

(3)
deliver or cause to be delivered to the trustee the notes so accepted, together with an officer’s certificate stating the aggregate principal amount of notes or portions of notes being purchased by LP.

          The paying agent will promptly mail to each holder of notes accepted for payment the Change of Control Payment for such notes. If less than all of the notes surrendered by any holder are accepted for payment, the trustee will promptly authenticate and mail, or cause to be transferred by book entry, to that holder a new note equal in principal amount to the unpurchased portion of the notes surrendered; provided that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

          Except as described above with respect to a Change of Control, neither the indenture nor the third supplemental indenture contain provisions that permit the holders of the notes to require that LP repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

           LP’s ability to purchase notes pursuant to a Change of Control Offer may be limited by LP’s then-existing financial resources, and there can be no assurance that LP will have sufficient funds when necessary to make any required purchases of notes. Furthermore, the occurrence of a Change of Control may constitute an event of default or require the prepayment or repurchase of other then-existing indebtedness of LP.

          If LP effects defeasance or covenant defeasance of the notes under the indenture and the third supplemental indenture prior to the occurrence of a Change of Control, LP will not be obligated to make a Change of Control Offer as a result of that Change of Control. See “—Legal Defeasance and Covenant Defeasance” below. In addition, LP will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture, as supplemented by the third supplemental indenture, relating to a Change of Control Offer made by LP and purchases all notes validly tendered pursuant to such Change of Control Offer.

          The definition of Change of Control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of the assets of LP and its Restricted Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require LP to repurchase the notes as a result of a sale, assignment, conveyance, transfer, lease or other disposition of less than all of the assets of LP and its Restricted Subsidiaries taken as a whole may be uncertain.

          The provisions described under “—Change of Control” will continue to apply to the notes if and while we meet the Rating Condition.

     Asset Sales

          LP may not, and may not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)
LP (or the Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)
in the case of any Asset Sale involving assets or Equity Interests having a fair market value of $25 million or more, the fair market value is determined by LP’s Board of Directors in good faith (which determination will be conclusive and binding) and evidenced by a resolution of the Board of Directors set forth in an officers’ certificate delivered to the trustee; and

(3)
at least 75% of the consideration received in the Asset Sale by LP or such Restricted Subsidiary is in the form of (x) cash or Cash Equivalents or (y) Replacement Assets, or a combination of both; provided that non-cash consideration in excess of the 25% limit may be received by LP and its Restricted Subsidiaries in an Asset Sale in an aggregate amount, when taken together with all other non-cash consideration in excess of the 25% limit received by LP and its Restricted Subsidiaries in Asset Sales since the date of the third supplemental indenture, not to exceed $150 million (with non-cash consideration being valued at its fair market value, as determined by LP’s Board of Directors in good faith (which determination will be conclusive and binding), on the date of its receipt by LP and its Restricted Subsidiaries and without giving effect to subsequent changes in value). For purposes of this provision, each of the following will be deemed to be cash:

(a)
any liabilities, as shown on LP’s or such Restricted Subsidiary’s most recent balance sheet, of LP or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes) that are assumed by the transferee of any such assets; and

(b)
any securities, notes or other obligations received by LP or any such Restricted Subsidiary from such transferee that are converted into cash within 30 days following the consummation of such Asset Sale to the extent of the cash received by LP or such Restricted Subsidiary in that conversion.

          Within 360 days after the receipt of any Net Proceeds from an Asset Sale (including Net Proceeds received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, which shall include, without limitation, cash payments received in respect of instruments received pursuant to the proviso described in clause (3) above), LP may apply those Net Proceeds at its option:

(1)	to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

(2)
to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business (including by means of a merger or consolidation permitted under the indenture, as supplemented by the third supplemental indenture);

(3)	to make capital expenditures; or

(4)	to acquire long-term assets that are used or useful in a Permitted Business.

          Pending the final application of any Net Proceeds, LP may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture, as supplemented by the third supplemental indenture.

          Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25 million, LP must make an Asset Sale Offer to all holders of notes, and all holders of other Indebtedness that is pari passu with the notes containing provisions similar to those set forth in the third supplemental indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other pari passu Indebtedness that may be purchased with Excess Proceeds at the offer price. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale Offer, LP may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture, as supplemented by the third supplemental indenture. If the aggregate principal amount of notes and other pari passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such other pari passu Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

          LP must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with a repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the third supplemental indenture, LP must comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the third supplemental indenture by virtue of such conflict.

          Credit agreements and other agreements relating to Senior Debt to which LP is or may become a party, including the new domestic revolving credit facility, may prohibit LP from purchasing any notes, and may also provide that certain changes of control or asset sale events with respect to LP would constitute a default under these agreements. In the event a Change of Control or Asset Sale occurs at a time when LP is prohibited from purchasing notes, LP could seek the consent of its senior lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If LP does not obtain such a consent or repay such borrowings, LP may remain prohibited from purchasing notes. In such case, LP’s failure to purchase tendered notes would constitute an Event of Default under the indenture, as supplemented by the third supplemental indenture, which would, in turn, constitute a default under such Senior Debt. In such circumstances, the subordination provisions in the indenture, as supplemented by the third supplemental indenture, would likely restrict payments to the holders of notes.

          The provisions described under “—Asset Sales” will not apply to the notes if and while we meet the Rating Condition.

Selection and Notice

          If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption as follows:

(1)	if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2)	if the notes are not listed on any national securities exchange, on a pro rata basis, by lot or by such method as the trustee deems fair and appropriate.

          No notes of $1,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

          If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. Unless LP defaults in the payment of the redemption price, on and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption. Prior to any redemption date, LP is required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date.

Rating Condition

          During any period of time that the notes are rated Investment Grade by both Rating Agencies and no Default or Event of Default shall have occurred and then be continuing (the foregoing conditions being referred to collectively as the “Rating Condition”), LP and its Restricted Subsidiaries will not be subject to the covenants described under “—Certain Covenants While We Do Not Meet the Rating Condition,” clause (3) under “—Merger, Consolidation or Sale of Assets,” clauses 1(a) and 3(a) under “—Certain Covenants Whether or Not We Meet the Rating Condition—Limitations on Sale and Leaseback Transactions” and the provisions of the indenture, as supplemented by the third supplemental indenture, described under “—Repurchase at the Option of the Holders—Asset Sales” (collectively, the “Suspended Covenants”). As a result, if and while we meet the Rating Condition, the notes will be entitled to substantially less covenant protection. If LP and its Restricted Subsidiaries are not subject to the Suspended Covenants with respect to the notes for any period of time as a result of the foregoing and, subsequently, one or both Rating Agencies withdraw their Investment Grade rating or downgrade the Investment Grade rating assigned to the notes such that the notes are no longer rated Investment Grade by both Rating Agencies, then LP and each of its Restricted Subsidiaries (except to the extent that any Restricted Subsidiary is not subject to any such covenant pursuant to the terms thereof) will thereafter again be subject to the Suspended Covenants for the benefit of the notes, and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under “—Certain Covenants While We Do Not Meet the Rating Condition—Restricted Payments” as if such covenant had been in effect during the entire period of time from the date of the third supplemental indenture.

          So long as the notes are outstanding, including while we meet the Rating Condition, LP and its Restricted Subsidiaries will be subject to the provisions of the indenture and the third supplemental indenture described under “—Repurchase at the Option of the Holders—Change of Control” and the following covenants: “—Certain Covenants Whether or Not We Meet the Rating Condition—Reports,” “—Limitation on Liens,” “—Limitations on Sale and Leaseback Transactions” (other than clauses 1(a) and 3(a) thereof), ‘‘—Designation of Restricted and Unrestricted Subsidiaries,” and “—Limitation on Layering,’’ and “—Merger, Consolidation or Sale of Assets” (other than clause (3) thereof).

Certain Covenants While We Do Not Meet the Rating Condition

          Set forth below are summaries of certain covenants contained in the third supplemental indenture that will apply to the notes while we do not meet the Rating Condition. These covenants will be suspended if and while we meet the Rating Condition.

     Restricted Payments

          LP may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)
declare or pay any dividend or make any other payment or distribution on account of LP’s or any of its Restricted Subsidiaries’ Equity Interests (including without limitation any payment in connection with any merger or consolidation involving LP or any of its Restricted Subsidiaries) or to the direct or indirect holders of LP’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of LP and dividends, payments or distributions to LP or a Restricted Subsidiary of LP);

(2)	purchase, redeem or otherwise acquire or retire for value (including without limitation in connection with any merger or consolidation involving LP) any Equity Interests of LP;

(3)
make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the notes, except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment (all such payments and other actions set forth in these clauses (1) through (4) being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment; and

(2)
LP would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(3)
such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by LP and its Restricted Subsidiaries after the date of the third supplemental indenture (excluding Restricted Payments permitted by clauses (2), (3) and (4) of the next succeeding paragraph and including Restricted Payments permitted by clauses (1), (5), (6), (7), (8), (9) and (10) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)
50% of the Consolidated Net Income of LP for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the date of the third supplemental indenture to the end of LP’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

(b)
100% of the aggregate net cash proceeds received by LP since the date of the third supplemental indenture as a contribution to its common equity capital or from the issue or sale of Equity Interests of LP (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of LP that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of LP), plus

(c)
to the extent that any Restricted Investment that was made after the date of the third supplemental indenture is sold for cash or otherwise liquidated or repaid for cash, the lesser of (x) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (y) the initial amount of such Restricted Investment; plus

(d)
an amount equal to the sum of (x) the net reduction in Investments in Unrestricted Subsidiaries previously made (and treated as a Restricted Payment) resulting from dividends, repayments of loans or advances or other transfers of assets, in each case to LP or any of its Restricted Subsidiaries (but only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to LP by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and would not be prohibited, directly or indirectly, by the operation of the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders) from any of its Unrestricted Subsidiaries to the extent such amounts were not otherwise included in Consolidated Net Income of LP for such period, and (y) the portion (proportionate to LP’s equity interest in such Subsidiary) of the fair market value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made (and treated as a Restricted Payment) by LP or any of its Restricted Subsidiaries in such Unrestricted Subsidiary.

           So long as no Default or Event of Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1)
the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture, as supplemented by the third supplemental indenture;

(2)
the purchase, redemption, acquisition, defeasance or retirement of any subordinated Indebtedness of LP or of any Equity Interests of LP, in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary of LP) of, Equity Interests of LP (other than Disqualified Stock); provided that the amount of any such net cash proceeds that is utilized for any such purchase, redemption, acquisition, defeasance or retirement will be excluded from clause (3) (b) of the preceding paragraph;

(3)	the purchase, redemption, acquisition, defeasance or retirement of subordinated Indebtedness of LP with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary of LP to the holders of its Equity Interests on a pro rata basis;

(5)
the purchase, redemption or other acquisition or retirement of any Equity Interests of LP or any Restricted Subsidiary of LP pursuant to any stock option, stock purchase or other equity-based compensation plan or arrangement established or entered into for the benefit of any director, employee or consultant of LP or any of its Subsidiaries; provided that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests may not exceed $3 million in any calendar year;

(6)
the declaration and payment of regular quarterly cash dividends in respect of LP’s common stock; provided that the aggregate amount of all such cash dividends may not exceed $25 million in any twelve-month period; provided, further that the aggregate amount of such cash dividends will be included as Restricted Payments for purposes of determining the amount of Restricted Payments that may be made pursuant to the second clause (3) of the preceding paragraph;

(7)
the repurchase of any subordinated Indebtedness of LP at a purchase price not greater than 101% of the principal amount of such subordinated Indebtedness in the event of a Change of Control pursuant to provisions similar to the provisions described under “—Repurchase at the Option of Holders—Change of Control”; provided that, prior to consummating any such repurchase, LP has made the Change of Control Offer required by the indenture, as supplemented by the third supplemental indenture, and has repurchased all notes validly tendered for payment in connection with such Change of Control Offer;

(8)
the repurchase of any subordinated Indebtedness of LP at a purchase price not greater than 100% of the principal amount of such Indebtedness pursuant to provisions similar to the provisions described under “—Repurchase at the Option of Holders—Asset Sales;” provided that, prior to consummating any such repurchase, LP has made the Asset Sale Offer required by the indenture, as supplemented by the third supplemental indenture, and has repurchased all notes validly tendered for payment in connection with such Asset Sale Offer and not withdrawn;

(9)
any redemption of share purchase rights issued pursuant to LP’s share purchase rights plan existing on the date of the third supplemental indenture (as the same may be amended from time to time) or any similar successor or replacement share purchase rights plan, for a redemption price not to exceed $0.01 per share purchase right; and

(10)	other Restricted Payments in an aggregate amount not to exceed $25 million in the aggregate since the date of the third supplemental indenture.

           In the event that a proposed Restricted Payment or any portion thereof meets the criteria of more than one of the clauses of the immediately preceding paragraph, LP will be permitted to classify such Restricted Payment or portion thereof as being within any one or more such clauses in respect of which it meets the criteria.

          The amount of all Restricted Payments (other than cash) will be the fair market value on the date of the Restricted Payment of the asset(s) or securities paid, distributed, transferred or issued by LP or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued will be determined by LP’s Board of Directors in good faith (which determination will be conclusive and binding) and, in the case of valuations in excess of $25 million, will be evidenced by a resolution set forth in an officers’ certificate delivered to the trustee. Not later than the date of making any Restricted Payment, LP will be required to deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed.

          The provisions described under “—Restricted Payments” will be suspended if and while we meet the Rating Condition.

     Incurrence of Indebtedness and Issuance of Preferred Stock

          LP may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and LP may not issue any Disqualified Stock and may not permit any of its Restricted Subsidiaries to issue any shares of preferred stock or Disqualified Stock; provided, however, that LP and its Restricted Securities may incur Indebtedness (including Acquired Debt), and LP may issue Disqualified Stock, if the Fixed Charge Coverage Ratio for LP’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.0 to 1, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

          The provisions described in the preceding paragraph will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by LP and its Restricted Subsidiaries of the Existing Indebtedness;

(2)
the incurrence by LP and its Restricted Subsidiaries of Indebtedness and letters of credit under Credit Facilities in an aggregate principal amount at any one time outstanding under this clause (2) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of LP and its Restricted Subsidiaries thereunder) not to exceed $250 million;

(3)	the incurrence by LP of Indebtedness represented by the notes;

(4)
the incurrence by LP or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of LP or such Restricted Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness (including successive refundings, refinancings or replacements) incurred pursuant to this clause (4), not to exceed $50 million at any time outstanding;

(5)
the incurrence by LP or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (including successive refundings, refinancings or replacements) (other than intercompany Indebtedness) that was permitted to be incurred under the provisions described under the proviso of the preceding paragraph or clauses (1), (3), (4), (5), (9), (10), (11) or (13) of this paragraph;

(6)
the incurrence by LP or any of its Restricted Subsidiaries of intercompany Indebtedness between or among LP and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction) or between or among two or more Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction); provided, however, that:

(a)
if LP is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated in right of payment to the notes in a manner comparable to the manner in which the notes are subordinated in right of payment to Senior Debt; and

(b)
(x) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than LP or a Restricted Subsidiary of LP and (y) any sale or other transfer of any such Indebtedness to a Person that is not either LP or a Restricted Subsidiary of LP will be deemed, in each case, to constitute an incurrence of such Indebtedness by LP or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

(7)	the incurrence by LP or any of its Restricted Subsidiaries of:

(a)
Hedging Obligations that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness that is permitted by the terms of the indenture, as supplemented by the third supplemental indenture, to be outstanding;

(b)
Currency Hedging Obligations relating to Indebtedness of LP or any Restricted Subsidiary and/or to obligations to purchase or sell assets or properties; provided that such Currency Hedging Obligations do not increase the Indebtedness or other obligations of LP or any Restricted Subsidiary otherwise than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(c)
Commodity Price Protection Obligations for the purpose of protecting LP and its Restricted Subsidiaries against fluctuations in the price of raw materials used in the ordinary course of its business; provided that such Commodity Price Protection Obligations do not increase the amount of Indebtedness or other obligations of LP or any Restricted Subsidiary otherwise than as a result of fluctuations in commodity prices or by reason of fees, indemnities and compensation payable thereunder;

(8)
the guarantee by LP or a Restricted Subsidiary of LP of Indebtedness of LP or a Restricted Subsidiary of LP (other than a Receivables Entity) that was permitted to be incurred by another provision of this covenant;

(9)
the principal component of amounts outstanding under Qualified Receivables Transactions in an aggregate amount up to the greater of (a) $125 million and (b) 85% of the aggregate amount of the total Qualified Receivables of LP and its Restricted Subsidiaries existing at the time such Indebtedness is incurred, together with interest or any similar amounts payable with respect thereto;

(10)
the incurrence by LP or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred (including successive refundings, refinancings or replacements) pursuant to this clause (10), not to exceed $50 million;

(11)
Indebtedness of a Restricted Subsidiary of LP incurred and outstanding on or prior to the date on which such Restricted Subsidiary was acquired by LP or another Restricted Subsidiary; provided, however, that on the date of such acquisition, after giving pro forma effect thereto and any related transactions as if the same had occurred at the beginning of the applicable four-quarter period, LP would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant;

(12)
Indebtedness of LP or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence; and

(13)
Indebtedness under the Chilean credit facility described under “Description of Other Indebtedness—Other Indebtedness” not to exceed the undrawn amounts under such credit facility on the date of the third supplemental indenture.

          For purposes of determining compliance with the foregoing restrictions on the incurrence of Indebtedness and the issuance of Disqualified Stock:

(1)
in the event that an item of proposed Indebtedness or any portion thereof meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (13) above, or is permitted to be incurred pursuant to the proviso in the first paragraph under “—Incurrence of Indebtedness and Issuance of Preferred Stock,” LP will be permitted to classify such item of Indebtedness or portion thereof as being (a) within any one or more such categories in respect of which it meets the criteria, (b) permitted to be incurred pursuant to such proviso (to the extent applicable), and/or (c) any combination of the foregoing;

(2)
Indebtedness under the Credit Agreement outstanding on the date on which notes are first issued and authenticated under the indenture, as supplemented by the third supplemental indenture, will be deemed to have been incurred on such date in reliance on the exception provided by clause (2) of the definition of Permitted Debt;

(3)
the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock; provided, in each such case, that the amount thereof is included in Fixed Charges of LP as accrued; and

(4)
for purposes of determining compliance with any dollar-denominated restriction on the incurrence of Indebtedness denominated in a foreign currency, the dollar-equivalent principal amount of such Indebtedness incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was incurred.

          The provisions described under “—Incurrence of Indebtedness and Issuance of Disqualified Stock” will be suspended if and while we meet the Rating Condition.

      Dividend and Other Payment Restrictions Affecting Subsidiaries

          LP may not, and may not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)
pay dividends or make any other distributions on its Capital Stock to LP or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to LP or any of its Restricted Subsidiaries;

(2)	make loans or advances to LP or any of its Restricted Subsidiaries; or

(3)	transfer any of its properties or assets to LP or any of its Restricted Subsidiaries.

          However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)
agreements governing Existing Indebtedness and the Credit Facilities as in effect on the date of the third supplemental indenture or any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the Existing Indebtedness or the Credit Facilities (including successive amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings); provided that the agreements governing such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements on the date of the third supplemental indenture; and provided further that the agreements initially governing the new domestic revolving credit facility and the new Canadian revolving credit facility described in “Description of Other Indebtedness” will not be subject to the requirements of the preceding proviso, and the agreements governing any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings (including successive amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings) will be deemed to satisfy the requirements of the preceding proviso if they are not materially more restrictive, taken as a whole, with respect to dividend and other payment restrictions than those contained in the agreements initially governing the new domestic revolving credit facility and the new Canadian revolving credit facility;

(2)	the indenture, as supplemented by the third supplemental indenture, and the notes;

(3)	applicable law;

(4)
any instrument governing Indebtedness or Capital Stock of a Person acquired by LP or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture, as supplemented by the third supplemental indenture, to be incurred;

(5)	customary non-assignment provisions in leases, contracts or agreements entered into in the ordinary course of business;

(6)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions on that property of the nature described in clause (3) of the preceding paragraph;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Restricted Subsidiary pending its sale or other disposition;

(8)
Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)
Liens securing Indebtedness otherwise permitted to be incurred under the provisions described under “—Certain Covenants Whether or Not We Meet the Rating Condition—Limitation on Liens” that limit the right of the debtor to dispose of the assets subject to such Liens;

(10)
provisions with respect to the disposition or distribution of assets or property in joint venture agreements, assets sale agreements, stock sale agreements and other similar agreements relating to transactions and arrangements permitted under the indenture, as supplemented by the third supplemental indenture;

(11)
any Purchase Money Note or other Indebtedness or contractual arrangement entered into or incurred by and relating exclusively to a Receivables Entity in connection with a Qualified Receivables Transaction that, in the good faith determination of LP’s Board of Directors, is reasonably necessary to effect such Qualified Receivables Transaction;

(12)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business; and

(13)
provisions in charters, bylaws or similar governing documents of any special purpose finance subsidiary or joint venture entity as in effect on the date of the third supplemental indenture or that are reasonably customary for comparable entities engaged in comparable activities otherwise permitted under the indenture, as supplemented by the third supplemental indenture.

          The provisions described under “—Dividend and Other Payment Restrictions Affecting Subsidiaries” will be suspended if and while we meet the Rating Condition.

     Limitation on Issuances and Sales of Equity Interests in Restricted Subsidiaries

          Except as described below, LP may not, and may not permit any of its Restricted Subsidiaries to sell or otherwise dispose of any Equity Interests in any Restricted Subsidiary of LP to any Person (other than LP or a Wholly Owned Restricted Subsidiary of LP (other than a Receivables Entity)), unless:

(1)	such sale or other disposition is of all the Equity Interests in such Restricted Subsidiary owned by LP and its other Restricted Subsidiaries; and

(2)	the Net Proceeds from such sale or other disposition are applied in accordance with the provisions described under “—Repurchase at the Option of the Holders—Asset Sales.”

In addition, except as described below, LP may not permit any Restricted Subsidiary of LP to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to LP or a Wholly Owned Restricted Subsidiary of LP (other than a Receivables Entity). The foregoing provisions will not prohibit (1) any sale, distribution or issuance of Equity Interests by any Restricted Subsidiary to the holders of its Equity Interests on a pro rata basis or any other transaction that does not reduce the proportionate interest in such Restricted Subsidiary held by LP and its other Restricted Subsidiaries, (2) any sale, distribution or issuance of Equity Interests of a Restricted Subsidiary (other than a Wholly Owned Restricted Subsidiary) that constitutes the vehicle for any joint venture existing on the date of the third supplemental indenture or otherwise permitted under the indenture, as supplemented by the third supplemental indenture, pursuant to the terms of the agreements and instruments governing such joint venture as in effect on the date of the third supplemental indenture or as thereafter entered into, amended, modified and/or restated on terms determined by LP’s Board of Directors in good faith to be fair to and in the best interest of LP (which determination will be conclusive and binding); provided that such sale, distribution or issuance of Equity Interests complies with the provisions described under “Repurchase at the Option of the Holders—Asset Sales” and, immediately after giving effect to such sale, distribution or issuance, such Restricted Subsidiary either continues to be a Restricted Subsidiary or if such Restricted Subsidiary would no longer be a Restricted Subsidiary, then the Investment of LP and its Restricted Subsidiaries in such Person (after giving effect to such issuance or sale) would have been permitted to be made under the “—Restricted Payments” covenant as if made on the date of such sale, distribution or issuance, or (3) any sale or disposition of Equity Interests that may be deemed to occur in connection with the creation of, or exercise of remedies in respect of, any Permitted Lien.

          The provisions described in the preceding paragraph will be suspended if and while we meet the Rating Condition.

     Transactions with Affiliates

          LP may not, and may not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease or otherwise dispose of any of its assets to, or purchase any assets from, or enter into or make or amend any transaction, contract, agreement, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)
the Affiliate Transaction is on terms that are no less favorable to LP or the relevant Restricted Subsidiary than those that might have been obtained in a comparable transaction by LP or such Restricted Subsidiary with an unrelated Person; and

(2)	LP delivers to the trustee:

(a)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10 million, a resolution of the Board of Directors of LP set forth in an officers’ certificate evidencing the good faith determination of the majority of the disinterested members of the Board of Directors (which will be conclusive and binding) that such Affiliate Transaction complies with the provisions described in this paragraph; and

(b)
with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $25 million, an opinion as to the fairness to LP or the relevant Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing in the U.S.

          The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions described in the preceding paragraph:

(1)
any employment, compensation, benefit or indemnification arrangement entered into by LP or any of its Restricted Subsidiaries in the ordinary course of business with directors, employees or consultants;

(2)
loans or advances to directors, employees and consultants in the ordinary course of business or guarantees in respect thereof or otherwise made on their behalf (including any payments on such guarantees);

(3)
any transaction between or among LP and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction) or between one or more Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such transaction);

(4)	any transaction with a Person that is an Affiliate of LP solely because LP owns an Equity Interest in and/or controls such Person;

(5)	sales of Equity Interests (other than Disqualified Stock) to Affiliates of LP;

(6)
sales or other dispositions of accounts receivable and related assets and interests therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Entity in a Qualified Receivables Transaction, Permitted Investments and other transactions in connection with a Qualified Receivables Transaction and any other Standard Securitization Undertakings in connection with a Qualified Receivables Transaction; and

(7)	Restricted Payments that are permitted by the provisions of the indenture, as supplemented by the third supplemental indenture, described under “—Restricted Payments.”

          The provisions described in the preceding paragraph will be suspended if and while we meet the Rating Condition.

     Payments for Consent

          LP will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture, the third supplemental indenture or the notes unless such consideration is offered to be paid and is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

          The provisions described in the preceding paragraph will be suspended if and while we meet the Rating Condition.

Certain Covenants Whether or Not We Meet the Rating Condition

     Limitations on Liens

          LP may not, and may not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness, Attributable Debt or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

          The provisions described in the preceding paragraph will continue to apply to the notes if and while we meet the Rating Condition.

     Limitations on Sale and Leaseback Transactions

          LP may not, and may not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction (other than a sale and leaseback transaction between LP and a Restricted Subsidiary or between two Restricted Subsidiaries); provided that LP or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1)
LP or that Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the provisions described under “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the provisions described under “—Limitation on Liens”;

(2)
the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined by LP’s Board of Directors (which determination will be conclusive and binding) and evidenced by a resolution set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)
(a) in the case of a sale and leaseback transaction consummated while we do not meet the Rating Condition, the transfer of assets in that sale and leaseback transaction is permitted by, and LP applies the proceeds of such transaction in compliance with, the provision described under “—Repurchase at the Option of the Holders—Asset Sales,” and (b) in the case of a sale and leaseback transaction consummated while we meet the Rating Condition, LP, within 270 days after the effective date of the sale and leaseback transaction, applies an amount equal to the proceeds of such transaction:

•	to repay Senior Debt and, if the Senior Debt repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto;

•	to purchase, redeem, acquire, defease or retire (in whole or, to the extent applicable, in part) the notes;

•
to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business (including by means of a merger or consolidation permitted under the indenture, as supplemented by the third supplemental indenture);

•	to make capital expenditures; or

•	to acquire long-term assets that are used or useful in a Permitted Business (other than those involved in the sale and leaseback transaction).

          The provisions described in the preceding paragraph will continue to apply to the notes if and while we meet the Rating Condition; provided that clauses (1)(a) and (3)(a) will not apply to the notes if and while we meet the Rating Condition.

     Designation of Restricted and Unrestricted Subsidiaries

          The Board of Directors of LP may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if that designation would not cause a Default or Event of Default; provided that in no event may the business currently operated by LP be transferred to or held by an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value of all outstanding Investments owned by LP and its Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the provision described in the first paragraph under “—Restricted Payments” or Permitted Investments, as determined by LP. That designation may only be permitted if the Investment would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Board of Directors of LP may designate or redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if the designation or redesignation would not cause a Default or Event of Default. If an Unrestricted Subsidiary is designated as a Restricted Subsidiary, the aggregate principal amount of all outstanding Indebtedness of such Unrestricted Subsidiary shall be an incurrence of Indebtedness as of the date of such designation which must comply with the provisions described under “—Incurrence of Indebtedness and Issuance of Preferred Stock.”

          The provisions described under “—Designation of Restricted and Unrestricted Subsidiaries” will continue to apply to the notes if and while we meet the Rating Condition.

     Limitation on Layering

          LP may not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of LP and senior in right of payment to the notes.

          The provision described in the preceding paragraph will continue to apply to the notes if and while we meet the Rating Condition.

      Reports

          Whether or not required by the Commission, so long as any notes are outstanding, LP will furnish to holders of notes within the time periods specified in the Commission’s rules and regulations:

(1)
all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if LP were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by LP’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the Commission on Form 8-K if LP were required to file such reports, excluding exhibits.

          In addition, whether or not required by the Commission, LP will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the Commission for public availability within the time periods specified in the Commission’s rules and regulations (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

          The provisions described in the preceding paragraph will continue to apply to the notes if and while we meet the Rating Condition.

Merger, Consolidation or Sale of Assets

          Prior to the satisfaction and discharge of the indenture, LP may not consolidate with or merge with or into any other Person, or sell or otherwise dispose of all or substantially all of the assets of LP and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person unless:

(1)	either:

(a)	LP is the continuing or surviving Person in the consolidation or merger; or

(b)
the Person (if other than LP) formed by the consolidation or into which LP is merged or to which all or substantially all of such assets are transferred is a corporation organized and validly existing under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all the obligations of LP under the notes, the indenture and the third supplemental indenture;

(2)	immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Default or Event of Default exists;

(3)	LP or the Person (if other than LP) formed by the consolidation or into which LP is merged or to which all or substantially all of such assets are transferred:

(a)	will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of LP immediately preceding the transaction; and

(b)
will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described in the first paragraph under “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock;”

provided that this clause (3) will not apply to the notes if and while we meet the Rating Condition; and

(4)
an officer’s certificate is delivered to the trustee to the effect that all of the conditions set forth above have been satisfied and an opinion of counsel has been delivered to the trustee to the effect that the condition set forth in clause (1) above has been satisfied.

          The continuing, surviving or successor Person will succeed to and be substituted for LP with the same effect as if it had been named in the indenture and the third supplemental indenture as a party thereto, and thereafter the predecessor Person will be relieved of all obligations and covenants under the indenture, the third supplemental indenture and the notes.

          In addition, LP may not, directly or indirectly, lease all or substantially all of the assets of LP and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person.

          Except as set forth above, the provisions described under “—Merger, Consolidation or Sale of Assets” will continue to apply to the notes if and while we meet the Rating Condition.

Events of Default

          The following are “Events of Default” with respect to the notes:

(1)
failure to redeem, or to pay the repurchase price for, any note when required, whether or not prohibited by the subordination provisions of the indenture, as supplemented by the third supplemental indenture;

(2)	failure to pay principal of or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture, as supplemented by the third supplemental indenture;

(3)
failure to pay interest on any note when due, which failure continues for 30 calendar days, whether or not prohibited by the subordination provisions of the indenture, as supplemented by the third supplemental indenture;

(4)
failure by LP or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of the Holders—Change of Control,” “—Repurchase at the Option of the Holders—Asset Sales,” “—Certain Covenants While We Do Not Meet the Rating Condition—Restricted Payments,” “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock,” and “—Merger, Consolidation or Sale of Assets;”

(5)
failure to perform any other covenant of LP or its Restricted Subsidiaries in the indenture or the third supplemental indenture (other than a covenant included therein solely for the benefit of a series of debt securities other than the notes), which failure continues for

60 calendar days after written notice as provided in the indenture or the third supplemental indenture;

(6)
any nonpayment at maturity or other default (beyond any applicable grace period) under any agreement or instrument relating to any other Indebtedness of LP or any Restricted Subsidiary (the unpaid principal amount of which, together with the unpaid principal amount of any such other Indebtedness under which there has been a payment default or other default (beyond any applicable grace period), aggregates not less than $50 million), which default results in the acceleration of the maturity of such Indebtedness prior to its stated maturity or occurs at the final maturity thereof;

(7)
the entry of any final judgments or orders against LP or any of its Restricted Subsidiaries in excess of $50 million individually or in the aggregate (not covered by insurance) that are not paid, discharged or otherwise complied with, to the extent then required, or stayed (by appeal or otherwise) within 60 calendar days after the entry of such judgments or orders; and

(8)
certain events of bankruptcy, insolvency or reorganization of LP or any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries of LP that, if considered in the aggregate, would be a Significant Subsidiary.

          LP will be required to provide the trustee with notice of any uncured Event of Default within ten calendar days after any responsible officer of LP becomes aware of or receives actual notice of the occurrence thereof. The trustee will be required, within 90 calendar days after the occurrence of a default in respect of the notes, to give to the holders of the notes notice of all such uncured defaults known to it (except that, in the case of a default in the performance of any covenant of the character contemplated in clause (5) above, no such notice to holders of the notes will be given until at least 30 calendar days after the occurrence thereof); provided, however, that, except in the case of a default of the character contemplated in clause (2) or (3) above, the trustee may withhold such notice if and so long as it in good faith determines that the withholding of such notice is in the interests of the holders of the notes.

          If an Event of Default described in clause (8) above occurs with respect to LP, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, the principal of, premium, if any, and accrued interest on the notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder of the notes. If any other Event of Default occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the notes, by notice as provided in the indenture, may declare the principal amount of the notes to be due and payable immediately. However, at any time after a declaration of acceleration with respect to the notes has been made, but before a judgment or decree based on such acceleration has been obtained, the holders of a majority in principal amount of the notes may, under certain circumstances, rescind and annul such acceleration.

          Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes unless such holders shall have offered to the trustee reasonable security or indemnity. Subject to the provisions of the indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes.

          If LP defaults on the payment of any interest on the notes for a period of 30 days or defaults on the payment of any principal on the notes when due and payable and fails, upon demand for such payment made by the trustee, to make such payments, the trustee, in its own name, may institute a legal proceeding against LP to collect any amounts adjudged to be payable.

          No holder of a note will have any right to institute any proceeding with respect to the indenture or the third supplemental indenture or for any remedy thereunder unless:

(1)	the holder has previously given to the trustee written notice of a continuing Event of Default;

(2)	the holders of at least 25% in aggregate principal amount of the outstanding notes have requested the trustee to institute proceedings in respect of such Event of Default;

(3)	such holder or holders have offered reasonable indemnity to the trustee with respect to such proceedings;

(4)	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request; and

(5)	the trustee has failed to institute such proceeding within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of notes for enforcement of payment of the principal of and interest on such notes on or after the applicable due dates for such principal and interest.

          LP is required to furnish to the trustee annually a statement as to the performance by LP of its obligations under the indenture and as to any default in such performance.

          In the case of any Event of Default occurring by reason of any willful action or inaction taken or not taken by or on behalf of LP with the intention of avoiding payment of the premium that LP would have had to pay if LP then had elected to redeem the notes pursuant to the optional redemption provisions of the indenture, as supplemented by the third supplemental indenture, an equivalent premium will also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

          No director, officer, employee, incorporator or stockholder of LP, as such, will have any liability for any obligations of LP under the notes, the indenture, the third supplemental indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

          LP may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”) except for:

(1)
the rights of holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

(2)
LP’s obligations with respect to issuing temporary notes, registering the transfer or exchange of notes, replacing mutilated, destroyed, lost or stolen notes, maintaining an office or agency and holding funds for holders of the notes in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and LP’s obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the indenture, as supplemented by the third supplemental indenture.

          In addition, LP may, at its option and at any time, elect to have the obligations of LP released with respect to certain covenants that are described in the indenture, as supplemented by the third supplemental indenture (“Covenant Defeasance”), and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, insolvency and reorganization events) described under “Events of Default” will no longer constitute an Event of Default with respect to the notes.

          In order to exercise either Legal Defeasance or Covenant Defeasance:

(1)
LP must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and LP must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2)
in the case of Legal Defeasance, LP must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee stating that (a) LP has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, among other things the holders of the outstanding notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)
in the case of Covenant Defeasance, LP has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee stating that the holders of the outstanding notes will not recognize gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)
no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit), and no Default or Event of Default described under clause (8) under “—Events of Default” with respect to LP shall have occurred and be continuing at any time on or prior to the 124th calendar day following such date of deposit;

(5)
such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which LP or any of its Subsidiaries is a party or by which LP or any of its Subsidiaries is bound;

(6)
LP must deliver to the trustee an officers’ certificate stating that the deposit was not made by LP with the intent of preferring the holders of notes over the other creditors of LP with the intent of defeating, hindering, delaying or defrauding creditors of LP or others; and

(7)
LP must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

          Except as provided in the next three succeeding paragraphs, the indenture with respect to the notes, the third supplemental indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including without limitation consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture with respect to the notes, the third supplemental indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including without limitation consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

          Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1)	reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2)
reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of the Holders”);

(3)	reduce the rate of or change the time for payment of interest on any note;

(4)
waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration) or a Default or Event of Default in respect of a provision of the indenture, as supplemented by the third supplemental indenture, that cannot be modified or amended without the consent of the holder of each note;

(5)	make any note payable in money other than that stated in the notes;

(6)
make any change in the provisions of the indenture, as supplemented by the third supplemental indenture, relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

(7)	waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of the Holders”); or

(8)	make any change in the preceding amendment and waiver provisions.

          In addition, any amendment to, or waiver of, the provisions of the indenture or the third supplemental indenture relating to subordination that adversely affects the rights of the holders of the notes will require the consent of the holders of at least 75% in aggregate principal amount of notes then outstanding.

          Notwithstanding the preceding, without the consent of any holder of notes, LP and the trustee may amend or supplement the indenture, as supplemented by the third supplemental indenture, or the notes:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes;

(3)	to provide for the assumption of LP’s obligations to holders of notes in the case of a merger or consolidation or sale of all or substantially all of LP’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder; or

(5)	to comply with requirements of the Commission in order to effect or maintain the qualification of the indenture under the Trust indenture Act.

Certain Defined Terms

          Set forth below are certain defined terms used in the indenture and the third supplemental indenture. Reference is made to the indenture and the third supplemental indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

          “Acquired Debt” means, with respect to any specified Person:

(1)
Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

(2)
Indebtedness secured by a Lien encumbering any asset acquired by such specified Person (provided that if such Indebtedness is not Indebtedness of such Person, it will constitute Acquired Debt only to the extent of the lesser of the amount of such Indebtedness and the aggregate value, as determined by the Board of Directors of LP in good faith (which determination will be conclusive and binding), of the assets so acquired and subject to such Lien).

          “Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

          “Asset Sale” means:

(1)
the sale, lease or other disposition of any assets, other than sales and other dispositions of inventory in the ordinary course of business and sales, leases or other dispositions consummated while we meet the Rating Condition; provided that the sale, lease or other disposition of all or substantially all of the assets of LP and its Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under the caption “—Repurchase at the Option of the Holders—Change of Control” and/or the provisions described above under the caption “—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests by any of LP’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

          Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

(1)	any single transaction or series of related transactions that involves assets having a fair market value of less than $10 million;

(2)
any transaction between or among LP and one or more of its Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such Transaction) or between or among two or more Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary in connection with such Transaction);

(3)	an issuance of Equity Interests by a Restricted Subsidiary to LP or to another Restricted Subsidiary;

(4)	any sale, lease or other disposition of equipment, accounts receivable or other assets in the ordinary course of business;

(5)
any sale, lease or other disposition of obsolete equipment or other assets that are no longer being used by LP or any of its Restricted Subsidiaries that are sold, leased or disposed of in each case in the ordinary course of business;

(6)	any sale or other disposition of cash or Cash Equivalents;

(7)
any sale or other disposition of accounts receivable and related assets or interests therein of the type specified in the definition of “Qualified Receivables Transaction” to or by a Receivables Entity;

(8)
any Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants While We Do Not Meet the Rating
Condition— Restricted Payments;” and

(9)	any sale or disposition that may be deemed to occur in connection with the creation of or exercise of remedies in respect of, a Permitted Lien.

          “Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

          “Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the Board of Directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

          “Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

          “Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

          “Cash Equivalents” means:

(1)	United States dollars;

(2)
securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than six months from the date of acquisition;

(3)
certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any lender party to the Credit Agreement or with any domestic commercial bank having capital and surplus in excess of $500 million and a Thomson Bank Watch Rating of “B” or better;

(4)
repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)
commercial paper having the highest rating obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

           “Change of Control” means the occurrence of any of the following:

(1)
any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of the total Voting Stock of LP;

(2)
LP consolidates with, or merges with or into, another Person or another Person consolidates with, or merges with or into, LP, in either case pursuant to a transaction in which the outstanding Voting Stock of LP is converted into or exchanged for cash, securities, or other property, other than any such transaction where (1) immediately after such transaction no “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act) is the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), of more than 50% of the total Voting Stock (or comparable equity securities) of the Person created by or surviving such transaction and (2) the holders of a majority of the total Voting Stock of LP immediately prior to such transaction hold, immediately following such transaction, a majority of the total Voting Stock (or comparable equity securities) of the Person created by or surviving such transaction;

(3)
the sale, assignment, conveyance, transfer, lease or other disposition, in one or more related transactions, of all or substantially all of the assets of LP and its Restricted Subsidiaries as a whole to any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act);

(4)
during any consecutive two-year period, individuals who at the beginning of the period constituted the Board of Directors of LP (together with any new directors whose election by the Board of Directors of LP or whose nomination for election by the stockholders of LP was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of the period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of LP then in office; or

(5)	the adoption by LP’s Board of Directors or the holders of a majority of LP’s outstanding common stock of a plan providing for the dissolution or liquidation of LP.

          Notwithstanding the foregoing, a transaction effected to create a holding company of LP will not be deemed to involve a Change of Control if (1) pursuant to such transaction LP becomes a wholly owned Subsidiary of such holding company and (2) the holders of the Voting Stock of such holding company immediately following such transaction are substantially the same as the holders of Voting Stock of LP immediately prior to such transaction.

          “Commodity Price Protection Obligation” means, with respect to any specified Person, the obligations of such Person under any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value of which is dependent on, fluctuations in commodity prices entered into in the ordinary course of business for valid business purposes and not for speculative purposes.

          “Consolidated Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)
an amount equal to any extraordinary or unusual loss plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with any sale or other disposition of assets, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)
an amount equal to any non-cash loss related to assets and liabilities transferred under contractual arrangements recorded pursuant to SEC Staff Accounting Bulletin No. 30 , to the extent such loss was deducted in computing such Consolidated Net Income, plus

(3)
provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(4)
consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including without limitation amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(5)
depreciation, amortization and depletion or cost of fee timber harvested (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash charges and expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization, depletion or cost of fee timber harvested and other non-cash charges and expenses were deducted in computing such Consolidated Net Income; minus

(6)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case without duplication, on a consolidated basis and determined in accordance with GAAP.

          Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation, amortization and depletion or cost of fee timber harvested and other non-cash charges and expenses of, a Restricted Subsidiary of LP will be added to Consolidated Net Income to compute Consolidated Cash Flow of LP only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to LP by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and would not be prohibited, directly or indirectly, by the operation of the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

          “Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)
the Net Income (but not loss) of any Person that is not a Subsidiary or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary of the specified Person;

(2)
the Net Income of any Restricted Subsidiary will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, is prohibited directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition will be excluded;

(4)	the cumulative effect of a change in accounting principles will be excluded;

(5)
all extraordinary, unusual or nonrecurring gains and losses (including without limitation any one-time costs incurred in connection with acquisitions) (together with any related provision for taxes) will be excluded;

(6)
any gain or loss (together with any related provision for taxes) realized upon the sale or other disposition of any property, plant or equipment of LP or its Restricted Subsidiaries (including pursuant to any sale and leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain or loss (together with any related provision for taxes) realized upon the sale or other disposition by LP or any Restricted Subsidiary of any Capital Stock of any Person or any Asset Sale shall be excluded; and

(7)	the Net Income of any Unrestricted Subsidiary will be excluded, whether or not distributed to the specified Person or one of its Subsidiaries.

          “Consolidated Net Tangible Assets” means total assets (less accumulated depreciation and valuation reserves and other reserves and items deductible from gross book value of specific asset accounts under GAAP) after deducting therefrom (1) all current liabilities and (2) all goodwill, trade names, trademarks, patents, unamortized debt discount, organization expenses and other like intangibles, all as set forth on the most recent balance sheet of LP and its consolidated Subsidiaries and computed in accordance with GAAP.

          “Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1)	the consolidated equity of the common stockholders of such Person and its consolidated Subsidiaries as of such date; plus

(2)
the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

          “Credit Agreement” means collectively, (a) that certain Credit Agreement dated as of January 31, 1997 by and among LP and Louisiana-Pacific Canada, Ltd, Bank of America, N.A. and other financial institutions a party thereto, providing for up to $300 million of borrowings (and, if obtained, the new domestic revolving credit facility described under “Description of Other Indebtedness—New Domestic Revolving Credit Facility”), and (b) that certain Credit Agreement, dated January 15, 1997, by and among LP, Louisiana-Pacific Canada, Ltd., and Royal Bank of Canada (and, if obtained, the new Canadian revolving credit facility described under “Description of Other Indebtedness—New Canadian Revolving Credit Facility”), including in each case related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time (including successive amendments, modifications, renewals, refundings, replacements or refinancings).

          “Credit Facilities” means, one or more credit facilities (including without limitation the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including successive amendments, modifications, renewals, refundings, replacements or refinancings).

           “Currency Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect against the fluctuations in currency values entered into in the ordinary course of business for valid business purposes and not for speculative purposes.

          “Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

          “Designated Senior Debt” means:

(1)	Senior Debt outstanding under the Credit Agreement and all Obligations under the Support Agreement; and

(2)
any other Senior Debt permitted under the indenture, as supplemented by the third supplemental indenture, the principal amount of which is $25 million or more and that has been designated by LP as “Designated Senior Debt.”

          “Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the occurrence of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require LP to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that LP may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the provisions described under “—Certain Covenants While We Do Not Meet the Rating Condition—Restricted Payments.”

          “Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

          “Existing Indebtedness” means all existing Indebtedness of LP and its Restricted Subsidiaries in existence on the date of the third supplemental indenture, other than Indebtedness under the Credit Agreement.

          “Fixed Charges” means, with respect to any specified Person for any period, the sum, without duplication, of:

(1)
the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including without limitation amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations; plus

(2)	the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3)
any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

(4)
the product of (a) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of LP (other than Disqualified Stock) or to LP or a Restricted Subsidiary of LP, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

provided, that LP’s obligations under the Support Agreement will not constitute a Guarantee for purposes of clause (3) above.

          “Fixed Charge Coverage Ratio” means with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period.

          In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)
acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect as if they had occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period will be calculated on a pro forma basis in accordance with Regulation S-X under the Securities Act, but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2)	the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded;

(3)
the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)
the consolidated interest expense attributable to interest on any Indebtedness computed on a pro forma basis and (a) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (b) that was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate;

(5)
the consolidated interest expense attributable to interest on any working capital borrowings under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such working capital borrowings during the applicable period; and

(6)
acquisitions and dispositions that have been made by any Person that has become a Restricted Subsidiary of LP or been merged with or into LP or any Restricted Subsidiary of LP during the four-quarter reference period, or subsequent to the four-quarter reference period but prior to the Calculation Date, shall be calculated on a pro forma basis, including all of the calculations referred to above, assuming that such acquisitions and dispositions had occurred on the first day of the reference period.

          “GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the date of the third supplemental indenture.

          “Government Securities” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged.

          “Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including without limitation by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof) of all or any part of any Indebtedness, including without limitation the Support Agreement.

          “Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates.

          “Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent:

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures, performance bonds or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances;

(4)	representing Capital Lease Obligations or any Attributable Debt;

(5)	representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing any Hedging Obligations, Commodity Price Protection Obligations or Currency Hedging Obligations;

if and to the extent any of the preceding items (other than letters of credit, Hedging Obligations, Commodity Price Protection Obligations and Currency Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any indebtedness of any other Person.

           The amount of any Indebtedness outstanding as of any date will be:

(1)	the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due, in the case of any other Indebtedness.

          “Investment Grade” means (1) BBB- or above, in the case of S&P (or its equivalent under any successor Rating Categories of S&P) and Baa3 or above, in the case of Moody’s (or its equivalent under any successor Rating Categories of Moody’s), or (2) the equivalent in respect of the Rating Categories of any Rating Agencies, in each case with a stable or improving outlook.

          “Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees and other forms of credit support), advances or capital contributions (excluding commissions, travel, entertainment, moving and similar advances to directors, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If LP or any Subsidiary of LP sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of LP such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of LP, LP will be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph under “—Certain Covenants While We Do Not Meet the Rating Condition—Restricted Payments.” The acquisition by LP or any Subsidiary of LP of a Person that holds an Investment in a third Person will be deemed to be an Investment by LP or such Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person in an amount determined as provided in the final paragraph under the caption “—Certain Covenants While We Do Not Meet the Rating Condition—Restricted Payments.”

          “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

          “Moody’s” means Moody’s Investors Service, Inc. and its successors.

          “Net Income” means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)
any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain (but not loss), together with any related provision for taxes on such extraordinary gain (but not loss).

           “Net Proceeds” means the aggregate cash proceeds received by LP or any of its Subsidiaries in respect of any Asset Sale (including without limitation any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of all fees and expenses relating to such Asset Sale, including without limitation legal, accounting and investment banking fees and expenses, sales commissions, relocation expenses incurred as a result of the Asset Sale, taxes paid or payable and all reserves required to be accrued as a liability as a result of the Asset Sale, amounts paid or payable to holders of minority interests in Subsidiaries of LP and amounts required to be applied to the repayment of Indebtedness.

          “Non-Recourse Debt” means Indebtedness:

(1)
as to which neither LP nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness but excluding any agreement to provide managerial support), (b) is directly or indirectly liable as a guarantor or otherwise, or (c) constitutes the lender; and

(2)
in respect of which no default (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the notes) of LP or any of its

Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

          “Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

          “Permitted Business” means any business conducted by LP on the date of the third supplemental indenture, any reasonable extension thereof and any business reasonably related, ancillary or complementary thereto, in each case as determined by LP’s Board of Directors.

          “Permitted Investments” means:

(1)	any Investment in LP or in a Restricted Subsidiary of LP;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by LP or any Restricted Subsidiary of LP in a Person, if in connection with such Investment:

(a)	such Person becomes a Restricted Subsidiary of LP; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, LP or a Restricted Subsidiary of LP;

(4)
any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the provisions described under “—Repurchase at the Option of the Holders—Asset Sales”;

(5)	any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of LP;

(6)
any Investments represented by accounts receivable arising or acquired in the ordinary course of business and extension of credit on commercially reasonable terms in the ordinary course of business in accordance with normal trade practice;

(7)
any Investments received in compromise or settlement of claims against any other Person arising out of the conduct of any Permitted Business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any Person;

(8)
Investments in Unrestricted Subsidiaries in an amount not to exceed, together with the amount of all other Investments outstanding under this clause (8), at the time of such Investment and after giving pro forma effect thereto, $15 million;

(9)	Hedging Obligations, Currency Hedging Obligations and Commodity Price Protection Obligations;

(10)	Investments in any of the notes;

(11)	Investments in existence on the date of the third supplemental indenture (including the revolving credit loan extended to Samoa Pacific Cellulose LLC);

(12)
Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker’s compensation, performance and other similar deposits provided to third parties in the ordinary course of business;

(13)
Investments by LP or a Restricted Subsidiary in a Receivables Entity or any Investment by a Receivables Entity in any other Person, in each case in connection with a Qualified Receivables Transaction, provided, however, that any Investment in any such Person (other than a Receivables Entity that is a Wholly-Owned Restricted Subsidiary) is in the form of an acquisition of an Equity Interest in such Person, advances under a Purchase Money Note, the contribution of, or payments pursuant to, a capital promissory note payable to such Person, interests in accounts receivable and related assets generated by LP or a Restricted Subsidiary and transferred to any Person in connection with a Qualified Receivables Transaction or any such Person owning such accounts receivable and Standard Securitization Undertakings in connection with a Qualified Receivables Transaction;

(14)
Investments in Slocan–LP OSB Corp. to fund the construction and working capital requirements of the initial OSB facility in British Columbia, Canada as contemplated by the joint venture agreement with respect thereto in existence on the date of the third supplemental indenture;

(15)
Investments in Permitted Joint Ventures having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (15) since the date of the third supplemental indenture, not to exceed 5% of the Consolidated Net Tangible Assets of LP determined as of the date of its most recent quarter-end balance sheet; and

(16)
other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (16) since the date of the third supplemental indenture not to exceed $20 million.

provided that, in the event that an Investment or any portion thereof meets the criteria of more than one of the categories of Permitted Investments described above, LP will be permitted to classify such Investment or portion thereof as being within any one or more such categories in respect of which it meets the criteria.

          “Permitted Joint Venture” means, with respect to any Person, any corporation, partnership, limited liability company or other business entity (1) of which at least 20%, but not more than 50%, of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the Restricted Subsidiaries (other than a Receivables Entity) of that Person and (2) which engages only in a Permitted Business.

          “Permitted Junior Securities” means:

(1)	Equity Interests in LP; or

(2)
debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Debt under the indenture, as supplemented by the third supplemental indenture.

          “Permitted Liens” means:

(1)
Liens securing Senior Debt of LP or Indebtedness (other than Attributable Debt) of any Restricted Subsidiary that, in each case, was permitted by the terms of the indenture, as supplemented by the third supplemental indenture, to be incurred; provided that in the case of Indebtedness in clause (9) of the definition of Permitted Debt (including any refundings, replacements or refinancings or successive refundings, replacements or refinancings thereof) such Liens are limited while we do not meet the Rating Condition to Liens on assets of the type referred to in the definition of Qualified Receivables Transaction;

(2)
Liens securing Attributable Debt of LP or any Restricted Subsidiary that, in each case, was permitted by the terms of the indenture, as supplemented by the third supplemental indenture to be incurred, provided that any Lien on a Principal Property securing Attributable Debt of LP or any Restricted Subsidiary which is created or incurred while we meet the Rating Condition will be permitted under this clause (2) only if the amount of the Attributable Debt secured by such Lien, together with all other Indebtedness of LP and its Restricted Subsidiaries that is then secured by Liens on Principal Properties (other than Liens permitted under clauses (3) through (10) and (12) through (16) of this paragraph, and extensions, renewals and replacements thereof permitted under clause (18) of this paragraph), does not exceed 15% of the Consolidated Net Tangible Assets.

(3)	Liens in favor of LP or a Restricted Subsidiary (other than a Receivables Entity);

(4)
Liens on assets of a Person existing at the time such Person is merged with or into or consolidated with LP or any Restricted Subsidiary of LP; provided that such Liens were not incurred in contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with LP or the Restricted Subsidiary;

(5)
Liens on assets existing at the time of acquisition of the assets by LP or any Restricted Subsidiary of LP; provided that such Liens were not incurred in contemplation of such acquisition and do not extend to any other assets owned by LP or its Restricted Subsidiaries;

(6)
Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, statutory and common law landlord’s liens or other obligations of a like nature incurred in the ordinary course of business;

(7)	Liens securing revenue bonds exempt from Federal income taxation pursuant to Section 103(b) of the Internal Revenue Code;

(8)	Liens existing on the date of the third supplemental indenture;

(9)
Liens on timberlands in connection with any arrangement under which LP or a Restricted Subsidiary is obligated to cut or pay for timber in order to provide the secured party with a specified amount of money, however determined;

(10)
Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

(11)	Liens incurred in the ordinary course of business of LP or any Restricted Subsidiary of LP with respect to obligations that do not exceed $25 million at any one time outstanding;

(12)	any Lien securing Hedging Obligations, Commodity Price Protection Obligations or Currency Hedging Obligations permitted by the indenture, as supplemented by the third supplemental indenture;

(13)
Liens on assets acquired, improved or constructed to secure or provide for the payment of all or any part of their cost of acquisition, improvement or construction; provided, however, that (a) the principal amount of any Indebtedness secured by such a Lien does not exceed 100% of such cost; (b) such Lien does not extend to or cover any other asset other than the property, plant or equipment acquired, improved or constructed; (c) such Lien is created within 270 days of the acquisition, improvement or construction; and (d) the incurrence of such Indebtedness is permitted by the provisions described under “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(14)	Liens which are imposed by law;

(15)	Liens which are imposed on deposits in connection with bids, tenders, or contracts or on deposits to secure public or statutory obligations of LP or any Restricted Subsidiary;

(16)	Liens which arise out of judgments or awards against LP or any Restricted Subsidiary pending appeal or review so long as the Liens are subject to a stay of execution pending that appeal or review;

(17)
Liens on assets transferred to a Receivables Entity or Equity Interests in a Receivables Entity or on assets of a Receivables Entity, in each case created, incurred or arising in connection with a Qualified Receivables Transaction; and

(18)
Liens created, extended or renewed in connection with any extensions, amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings in whole or in part, of any Indebtedness, Attributable Debt or trade payables (including successive extensions, amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings) secured by any Lien referred to in clauses (1) through (17) above, so long as such Lien does not extend to any other property and the principal amount of Indebtedness so secured does not exceed the principal amount of Indebtedness so renewed, extended, refinanced, replaced or refunded, plus the amount of any premium required to be paid in connection with any such refinancing pursuant to the terms of the Indebtedness refinanced plus the expenses of LP in connection with such refinancing.

          “Permitted Refinancing Indebtedness” means any Indebtedness of LP or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of LP or any of its Restricted Subsidiaries
(including successive extensions, amendments, modifications, renewals, refundings, replacements or refinancings)(other than intercompany Indebtedness); provided that:

(1)
the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums incurred in connection therewith);

(2)
such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

(3)
if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred by LP if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded was Indebtedness of LP.

          “Person” means an individual, partnership, corporation, limited liability company, joint stock company, business trust, trust, unincorporated association, joint venture, or other entity, or a government or any political subdivision or agency thereof.

          “Principal Property” means any mill, converting plant or manufacturing facility (including, in each case, the equipment therein) and any timberland, in each case located within the continental U.S. (other than any of the foregoing acquired principally for the control or abatement of atmospheric pollutants or contaminants or water, noise, odor or other pollution, or any facility financed from the proceeds of pollution control or revenue bonds), whether owned on the date of the third supplemental indenture or thereafter acquired, having a gross book value (without deduction of any applicable accumulated depreciation) on the date as of which the determination is being made of more than 5% of Consolidated Net Tangible Assets, but shall not include any minerals or mineral rights, or any timberland designated by the Board of Directors of LP or of a Restricted Subsidiary, as the case may be, as being held primarily for development and/or sale.

          “Public Equity Offering” means an underwritten public offering by LP for cash (in an amount not less than $25 million) of its common stock pursuant to a registration statement.

          “Purchase Money Note” means a promissory note of a Receivables Entity evidencing a line of credit, which may be irrevocable, provided by LP or any Restricted Subsidiary of LP to a Receivables Entity in connection with a Qualified Receivables Transaction, which note is repayable from cash available to the Receivables Entity.

          “Qualified Receivables” means accounts receivable generated by LP and its Restricted Subsidiaries that are either (1) included in the borrowing base or other determinant of the amount of advances or sales proceeds to be made available to LP and its Restricted Subsidiaries in connection with any Qualified Receivables Transaction or (2) of a kind and character that are customarily included in the borrowing base or other determinant of the amount of advances or sales proceeds to be made available to the owner or seller of accounts receivable in connection with asset securitizations involving accounts receivable.

          “Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by LP or any of its Restricted Subsidiaries pursuant to which LP or any of its Restricted Subsidiaries may sell, convey, grant a security interest in, or otherwise transfer to (1) a Receivables Entity (in the case of a transfer by LP or any of its Restricted Subsidiaries) and (2) any other Person (in the case of a transfer by a Receivables Entity), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of LP or any of its Restricted Subsidiaries, and any assets related thereto, including without limitation all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, the proceeds of such receivables and other assets which are customarily transferred, or in respect of which security interests are customarily granted, in connection with asset securitizations involving accounts receivable, whether directly or through the sale, conveyance, grant of a security interest or other transfer to conduit purchaser or other Person that directly or indirectly securitizes the accounts receivable.

           “Rating Agencies” means (1) S&P and Moody’s or (2) if S&P or Moody’s or both of them are not making ratings of the notes publicly available, a nationally recognized U.S. rating agency or agencies, as the case may be, selected by LP, which will be substituted for S&P or Moody’s or both, as the case may be.

          “Rating Category” means (1) with respect to S&P, any of the following categories (any of which may include a “+” or “-”): AAA, AA, A, BBB, BB, B, CCC, CC, C and D (or equivalent successor categories), (2) with respect to Moody’s, any of the following categories: Aaa, Aa, A, Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (3) the equivalent of any such categories of S&P or Moody’s used by another Rating Agency, if applicable.

          “Receivables Entity” means a Wholly Owned Restricted Subsidiary of LP (or another Person in which LP or any Restricted Subsidiary of LP makes an Investment and to which LP or any Restricted Subsidiary of LP transfers accounts receivable and related assets) which engages in no activities otherwise than in connection with the financing of accounts receivable and activities incidental, ancillary or otherwise relating thereto and which is designated by the Board of Directors of LP (as provided below) as a Receivables Entity:

(1)	of which no portion of the Indebtedness or any other obligations (contingent or otherwise):

(a)
is guaranteed by LP or any other Restricted Subsidiary of LP (excluding Guarantees of Obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings);

(b)	is recourse to or obligates LP or any other Restricted Subsidiary of LP in any way otherwise than pursuant to Standard Securitization Undertakings; or

(c)
subjects any asset of LP or any other Restricted Subsidiary of LP, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(2)
with which neither LP nor any other Restricted Subsidiary of LP has any material contract or agreement (except in connection with a capital promissory note, Purchase Money Note or Qualified Receivables Transaction) otherwise than on terms no less favorable to LP or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of LP, other than fees payable in the ordinary course of business in connection with servicing accounts receivable; and

(3)
to which neither LP nor any Restricted Subsidiary of LP has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of LP shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of LP setting forth such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

          “Replacement Assets” means (1) long-term assets that will be used or useful in a Permitted Business, (2) substantially all of the assets of another Permitted Business, or (3) a majority of the Voting Stock of any Person engaged in a Permitted Business that will become on the date of acquisition thereof a Restricted Subsidiary as a result of such acquisition.

          “Restricted Investment” means an Investment other than a Permitted Investment.

          “Restricted Subsidiary” means any Subsidiary of LP other than an Unrestricted Subsidiary.

          “S&P” means Standard & Poor’s Rating Services, a division of the McGraw Hills Companies, Inc., and its successors.

          “Senior Debt” means:

(1)
all Indebtedness of LP outstanding under the Credit Agreement, all Obligations of LP under the Support Agreement and all Currency Hedging Obligations and Hedging Obligations that are or may be secured, in whole or in part, by any asset securing Obligations under the Credit Agreement;

(2)
any other Indebtedness (excluding Attributable Debt) of LP permitted to be incurred under the terms of the indenture, as supplemented by the third supplemental indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes; and

(3)	all Obligations with respect to the items listed in the preceding clauses (1) and (2).

          Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

(1)	any liability for federal, state, local or other taxes owed or owing by LP;

(2)	any intercompany Indebtedness of LP or any of its Subsidiaries to LP or any of its Affiliates;

(3)	any trade payables;

(4)	any liabilities under judgments, orders, awards, consent decrees or settlement agreements arising out of or relating to any litigation, arbitration or similar proceedings; or

(5)	the portion of any Indebtedness that is incurred in violation of the indenture or the third supplemental indenture.

          “Significant Subsidiary” means any Subsidiary of LP that accounts for (a) 10% or more of the total consolidated assets of LP and its Subsidiaries as of any date of determination or (b) 10% or more of the total consolidated revenues of LP and its Subsidiaries for the most recently concluded fiscal quarter.

          “Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and other obligations and arrangements entered into by LP or any Restricted Subsidiary of LP which are reasonably customary in securitization of accounts receivable transactions.

          “Stated Maturity” means, with respect to any installment of principal or premium, if any, of or interest on any Indebtedness, the date on which the payment of principal, premium or interest was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such principal, premium or interest prior to the date originally scheduled for the payment thereof.

          “Support Agreement” means the Standby Purchase and Note Support Agreement dated August 16, 1999 by and among LP, Bank of America, N.A. and Canadian Imperial Bank of Commerce (which is briefly described in the second paragraph under “Description of Other Indebtedness—Installment Notes”), as amended, modified, renewed or replaced from time to time (including successive amendments, modifications, renewals or replacements).

          “Subsidiary” means, as applied with respect to any specified Person, any corporation, association, business entity, partnership, limited liability company or other Person, more than 50% of the issued and outstanding Voting Stock of which is at the time directly or indirectly owned or controlled by such specified Person, by such specified Person and one or more of its other Subsidiaries, or by one or more of such specified Person’s other Subsidiaries.

          “Unrestricted Subsidiary” means any Subsidiary of LP (or any successor to any of them) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)
is not party to any agreement, contract, arrangement or understanding with LP or any Restricted Subsidiary of LP unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to LP or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of LP;

(3)
is a Person with respect to which neither LP nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results;

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of LP or any of its Restricted Subsidiaries; and

(5)
does not operate, either alone or in the aggregate with all other Unrestricted Subsidiaries, directly or indirectly, all or substantially all of the business of LP and its Subsidiaries, and does not own, directly or indirectly, any Principal Property, or any Capital Stock or Indebtedness of a Restricted Subsidiary.

Any designation of a Subsidiary of LP as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants While We Do Not Meet the Rating Condition—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and the third supplemental indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of LP as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock,” LP will be in default of such covenant. The Board of Directors of LP may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of LP of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants While We Do Not Meet the Rating Condition—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis (unless such designation is made while we meet the Rating Condition) as if such designation had occurred at the beginning of the four-quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

          “Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person, determined without regard to any voting power that has been or may be conferred by any class or classes of Capital Stock by reason of the occurrence of any contingency.

          “Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)
the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that may elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

          “Wholly Owned Restricted Subsidiary” of any specified Person means a Subsidiary of such Person all of the outstanding Capital Stock of which (other than directors’ qualifying shares) will at the same time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS

          The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership, and disposition of the notes by initial holders of notes. This discussion is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, existing and proposed Treasury regulations promulgated thereunder, and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. This discussion deals only with notes purchased by holders at original issue and at the issue price thereof. This discussion also assumes that the notes will be held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special tax rules, such as banks and financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, or holders that will hold the notes as part of a hedging, integrated, conversion or constructive sale transaction or straddle. We urge prospective investors to consult their tax advisors regarding the U.S. federal tax consequences of acquiring, holding, and disposing of the notes, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

          For purposes of this discussion, a “U.S. Holder” means a beneficial owner of notes that is either a citizen or resident of the U.S., a corporation, or other entity taxable as a corporation created in or organized under the laws of the U.S. or of any political subdivision thereof, an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source, or, in general, a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust. A “Non-U.S. Holder” is a beneficial owner of notes other than a U.S. Holder.

U.S. Holders

     Payment of Interest

          U.S. Holders of notes generally will include stated interest in gross income in accordance with their regular methods of accounting for U.S. federal income tax purposes. We intend to take the position (which generally will be binding on holders) that, as of the date of this prospectus supplement, the likelihood is “remote” (within the meaning of applicable Treasury regulations) that the repurchase option described under “Description of the Notes—Repurchase at the Option of the Holders—Change of Control,” will be triggered and, accordingly, the existence of such repurchase option will not affect the amount, or the timing of the inclusion, of interest required to be included in gross income by a U.S. Holder.

     Sale, Exchange, Redemption or Other Disposition

          In general, a U.S. Holder of notes will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of the notes measured by the difference between (1) the amount of cash and fair market value of property received (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as such) and (2) such holder’s tax basis in the notes. Any such gain or loss will generally be a capital gain or loss (provided that the note was a capital asset in the hands of holder), and, if the notes were held by the holder for more than one year, a long-term capital gain or loss. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

          Under present U.S. federal income tax law, assuming certain certification requirements are satisfied (which include identification of the beneficial owner of the instrument), and subject to the discussion of backup withholding below:

(a)
payments of interest on the notes to any Non-U.S. Holder will not be subject to withholding of U.S. federal income tax, as long as (1) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our capital stock entitled to vote, (2) the holder is not (A) a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business or (B) a controlled foreign corporation that is related to the company through stock ownership, and (3) such interest payments are not effectively connected with the conduct of a U.S. trade or business of the holder; and

(b)
a Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, or other disposition of the notes, unless (1) such holder is an individual who is present in the U.S. for 183 days or more during the taxable year and certain other requirements are met or (2) the gain is effectively connected with the conduct of a U.S. trade or business of the holder.

          The certification requirements mentioned above generally require that either (1) the beneficial owner of a note certify to LP (or our paying agent) that such beneficial owner is a Non-U.S. Holder and provide such owner’s name, address and taxpayer identification number, if any, or (2) a securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business and holds the note on behalf of the beneficial owner certify that such certificate has been received from the beneficial owner and a copy of such certificate is furnished to LP (or our paying agent). Applicable Treasury regulations also provide alternative methods for satisfying the certification requirements. These regulations also require, in the case of notes held by a foreign partnership, that (1) the certification be provided by the partners rather than by the foreign partnership and (2) the partnership provide certain additional information. A look-through rule applies in the case of tiered partnerships.

          If a Non-U.S. Holder fails to satisfy the certification requirements or the requirements described in item (a) above, interest on the notes generally will be subject to U.S. withholding tax at a 30% rate unless (1) an applicable income tax treaty provides for the reduction or elimination of such withholding tax or (2) such interest is considered to be effectively connected with a U.S. trade or business conducted by such holder.

          If interest on the notes or gain realized on the disposition of the notes is effectively connected with a Non-U.S. Holder’s conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax (and generally not U.S. withholding tax) on such interest or gain in the same manner as if it were a U.S. Holder. If such Non-U.S. Holder is a foreign corporation, such foreign corporation’s earnings and profits attributable to such effectively connected income (subject to certain adjustments) may, in certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or if applicable, a lower treaty rate.

          Special rules may apply to certain Non-U.S. Holders, such as “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and an individual who is a United States expatriate. Such Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Information Reporting and Backup Withholding

     U.S. Holders

          In general, information reporting requirements will apply to non-corporate U.S. Holders with respect to payments of principal, premium (if any) and interest on a note and the proceeds of the sale of a note before maturity within the U.S., and “backup withholding” will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns.

     Non-U.S. Holders

          Under current law, information reporting and backup withholding will not apply to payments of principal, premium (if any) and interest made by LP or a paying agent to a Non-U.S. Holder on a note, as long as (1) the certification described in the above discussion of Non-U.S. Holders is received and (2) the payor does not have actual knowledge that the holder is a U.S. person. We or a paying agent, however, will report (on Internal Revenue Service Form 1042S) payments of interest on the notes to the IRS and copies of these reports may be made available under the provisions of a specific treaty or exchange-of-information agreement to the tax authorities of the country in which a Non-U.S. Holder resides.

          In general, payment of the proceeds from the sale of notes through a U.S. office of a broker is subject to both U.S. backup withholding and information reporting unless the holder or beneficial owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption. Payments of the proceeds from the sale by a Non-U.S. Holder of a note made through a foreign office of a non-U.S. related broker will not be subject to information reporting or backup withholding. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment made outside the U.S. of the proceeds of a sale of a note through an office outside the U.S. of a broker (1) that is a U.S. person, (2) that derives 50% or more of its gross income for a specified three-year period from the conduct of a trade or business in the U.S., (3) that is a “controlled foreign corporation” as to the U.S., or (4) that is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that the holder or beneficial owner is not a U.S. person or the holder or beneficial owner otherwise establishes an exemption.

UNDERWRITING

          We and the underwriters for the offering named below have entered into an underwriting agreement and a pricing agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Goldman, Sachs & Co.	$100,000,000
Banc of America Securities LLC	50,000,000
RBC Dominion Securities Corporation	20,000,000
Wachovia Securities, Inc.	20,000,000
Scotia Capital (USA) Inc.	10,000,000

Total	$200,000,000

          Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

          The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

          In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

          The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

          These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

          We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $800,000.

          We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

           The underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they received or will receive customary fees. We intend to use the net proceeds of the offering to repay all of the debt outstanding under an existing term loan facility and to repay a portion of the debt outstanding under an existing revolving credit facility. Bank of America, N.A., an affiliate of Banc of America Securities LLC, Wachovia Bank, N.A., an affiliate of Wachovia Securities, Inc., Royal Bank of Canada, an affiliate of RBC Dominion Securities Corporation, and The Bank of Nova Scotia, an affiliate of Scotia Capital (USA) Inc., currently hold a significant percentage of the outstanding indebtedness under these facilities. In addition, Bank of America, N.A. holds approximately 50% of the installment notes referenced in the second paragraph of “Description of Other Indebtedness—Installment Notes,” and Bank of America, N.A. is also a beneficiary of such contingent purchase obligation described in the previously referenced paragraph.

          Under Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. (the “NASD”), if more than 10% of the net proceeds of a public offering of debt securities are intended to be paid to members of the NASD that are participating in the offering, or affiliated or associated persons, the price of the debt securities distributed to the public must be no higher than that recommended by a qualified independent underwriter, as required by Rule 2720(c)(3) of the Conduct Rules of the NASD. Banc of America Securities LLC, Wachovia Securities, Inc., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. are members of the NASD and underwriters in this offering. Because affiliates of Banc of America Securities LLC, Wachovia Securities, Inc., RBC Dominion Securities Corporation and Scotia Capital (USA) Inc. will receive more than 10% of the net proceeds, we will appoint a qualified independent underwriter in connection with this offering. Goldman, Sachs & Co. has served in that capacity and performed due diligence investigations and reviewed and participated in the preparation of this prospectus supplement. Goldman, Sachs & Co. will receive $10,000 from us as compensation for this role.

WHERE YOU CAN FIND MORE INFORMATION

          The prospectus supplement and the accompanying prospectus, including the documents included or incorporated by reference in this prospectus supplement and the accompanying prospectus, contain additional information regarding us and the notes. The statements contained in this prospectus supplement regarding the provisions of other documents summarize the material provisions of those documents. For additional information, you should read those documents, which are referenced or incorporated by reference in this prospectus supplement or the accompanying prospectus or otherwise filed with the Commission, carefully and in their entirety. In addition to this prospectus supplement, we file reports, proxy statements and other documents with the Commission under the Securities Exchange Act of 1934, as amended. You may read and copy these reports, proxy statements and other documents at the following locations of the Commission:

Public Reference Room	New York Regional Office	Chicago Regional Office
450 Fifth Street, N.W.	7 World Trade Center	Citicorp Center
Room 1024	Suite 1300	500 West Madison Street
Washington, DC 20549	New York, NY 10048	Suite 1400
Chicago, IL 60661-2511

          You may also obtain copies of these documents by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 2054, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy statements and other documents relating to issuers, like us, who file electronically with the Commission. The address of that site is http://www.sec.gov.

          You may also inspect reports, proxy statements and other documents relating to us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

INCORPORATION OF DOCUMENTS BY REFERENCE

          The documents specified below, which have been filed by us with the Commission, are incorporated by reference into this prospectus supplement and the accompanying prospectus. The information contained in these documents is considered to be part of this prospectus supplement and the accompanying prospectus, except that the information contained in later-dated documents will supplement, modify or supersede, as applicable, the information contained in earlier-dated documents.

          We incorporate by reference into this prospectus supplement and the accompanying prospectus the documents listed below and all documents filed by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the time that the offering made by this prospectus supplement is completed.

• Our annual report on Form 10-K for the year ended December 31, 2000;

• Our quarterly report on Form 10-Q for the quarterly period ended March 31, 2001; and

• Our current report on Form 8-K dated July 19, 2001.

          You may obtain without charge a copy of any of the documents incorporated by reference into this prospectus supplement, except for any exhibits to those documents that are not expressly incorporated by reference into these documents, by writing or telephoning Louisiana-Pacific Corporation, 805 S.W. Broadway, Suite 1200, Portland, Oregon 97205, Attention: Investor Relations (telephone: (503) 821-5100).

LEGAL MATTERS

          Certain legal matters relating to the securities offered hereby will be passed upon for us by Brobeck, Phleger & Harrison LLP and for the underwriters by Simpson Thacher & Bartlett.

INDEPENDENT AUDITORS

          The consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 included in this prospectus supplement or the accompanying prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

PROSPECTUS

$750,000,000

Louisiana-Pacific Corporation

Debt Securities

          Louisiana-Pacific may offer up to $750,000,000 of its debt securities from time to time in one or more series. Louisiana-Pacific will determine the amount, price and other terms of any offering on the basis of market conditions and other factors existing at the time of the offering.

          The terms of each offering of debt securities will be set forth in a prospectus supplement. You should read this prospectus and the accompanying prospectus supplement carefully before you invest.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated April 6, 2000.

ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that Louisiana-Pacific filed with the Securities and Exchange Commission to register the distribution of the debt securities described in this prospectus under the Securities Act of 1933. Louisiana-Pacific may from time to time sell the debt securities in one or more offerings up to a total dollar amount of $750,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

          This prospectus provides you with a general description of the debt securities. Each time Louisiana-Pacific offers the debt securities, Louisiana-Pacific will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also supplement and update other information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the information incorporated by reference as described below under the heading “Incorporation of Documents by Reference.”

          You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. Louisiana-Pacific has not authorized anyone to provide you with different information.

          Louisiana-Pacific is not offering the debt securities in any state where the offer is not permitted.

WHERE YOU CAN FIND MORE INFORMATION

          The registration statement, including the exhibits thereto, contains additional information regarding Louisiana-Pacific and the debt securities. The statements contained in this prospectus regarding the provisions of other documents summarize the material provisions of those documents. For additional information, you should read those documents, which are filed as exhibits to the registration statement or otherwise filed with the Commission, carefully and in their entirety.

          In addition to the registration statement, Louisiana-Pacific files reports, proxy statements and other documents with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy these reports, proxy statements and other documents at the following locations of the Commission:

Public Reference Room	New York Regional Office	Chicago Regional Office
450 Fifth Street, N.W.	7 World Trade Center	Citicorp Center
Room 1024	Suite 1300	500 West Madison Street
Washington, D.C. 20549	New York, New York 10048	Suite 1400
Chicago, Illinois 60661-2511

          You may also obtain copies of these documents by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 2054, at prescribed rates. You may obtain information regarding the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

          The Commission maintains an Internet site that contains reports, proxy statements and other documents relating to issuers, like Louisiana-Pacific, who file electronically with the Commission. The address of that site is http://www.sec.gov.

          You may also inspect reports, proxy statements and other documents relating to Louisiana-Pacific at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York.

INCORPORATION OF DOCUMENTS BY REFERENCE

          The documents specified below, which have been filed by Louisiana-Pacific with the Commission, are incorporated by reference into this prospectus. The information contained in these documents is considered to be part of this prospectus, except that the information contained in later-dated documents will supplement, modify or supersede, as applicable, the information contained in earlier-dated documents.

          Louisiana-Pacific incorporates by reference into this prospectus the documents listed below and all documents filed by Louisiana-Pacific with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the time that the offering made by this prospectus is completed.

•	Louisiana-Pacific’s annual report on Form 10-K for the year ended December 31, 1999; and

•	Louisiana-Pacific’s current report on Form 8-K dated April 6, 2000.

          You may obtain without charge a copy of any of the documents incorporated by reference into this prospectus, except for any exhibits to those documents that are not expressly incorporated by reference into these documents, by writing or telephoning Louisiana-Pacific Corporation, 111 S.W. Fifth Avenue, Portland, Oregon 97204, Attention: Investor Relations (telephone: (503) 221-0800).

LOUISIANA-PACIFIC

          Louisiana-Pacific Corporation is a major building products firm, operating approximately 80 facilities in the United States, Canada and Ireland. Louisiana-Pacific’s principal products are oriented strand board, plywood, lumber, engineered wood products, exterior siding, industrial panel products, other building products and pulp. Oriented strand board is a manufactured composite wood product that, in many circumstances, can be used as a lower cost substitute for plywood.

          Louisiana-Pacific’s principal executive offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204. Louisiana-Pacific’s telephone number at those offices is (503) 221-0800.

USE OF PROCEEDS

          Unless otherwise specified in the accompanying prospectus supplement, the net proceeds from the sale of the securities offered hereby will be used by Louisiana-Pacific for general corporate purposes. These purposes may include repayment of debt, including debt incurred in connection with Louisiana-Pacific’s recent acquisitions of LeGroupe Forex Inc. and certain assets of Evans Forest Products Ltd. These purposes may also include funding acquisitions, research and development, plant expansions and further investments in manufacturing technology.

RATIO OF EARNINGS TO FIXED CHARGES

          Louisiana-Pacific’s ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Fiscal Year Ended December 31, 1999	Fiscal Year Ended December 31, 1998	Fiscal Year Ended December 31, 1997	Fiscal Year Ended December 31, 1996	Fiscal Year Ended December 31, 1995
Consolidated ratio of earnings to fixed charges	7.3x	1.3x	—	—	—
Consolidated deficiency of earnings to fixed charges (in millions)	—	—	$151.4	$330.5	$103.3

          For purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and adjustment for minority interests in consolidated subsidiaries plus fixed charges (excluding capitalized interest). Fixed charges consist of interest incurred on indebtedness, amortization of debt expense and an estimated portion of rental expense that is representative of the interest factor under operating leases deemed to be the equivalent of interest.

DESCRIPTION OF DEBT SECURITIES

General

          The securities that may be offered by this prospectus consist of up to $750,000,000 of debt securities of Louisiana-Pacific, which may consist of unsecured notes, debentures or other evidences of indebtedness. Louisiana-Pacific may issue the debt securities, in one or more series, under an indenture, dated as of April 2, 1999, between Louisiana-Pacific and Bank One Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee. A copy of the Indenture is set forth as Exhibit 4.1 to the registration statement and is incorporated into this prospectus by reference. Except as otherwise defined in this prospectus, capitalized terms used in this prospectus have the meanings given to them in the indenture.

          The provisions of the indenture will generally be applicable to all of the debt securities. Selected provisions of the indenture are described in this prospectus. Additional or different provisions that are applicable to a particular series of debt securities will, if material, be described in a prospectus supplement relating to the offering of debt securities of that series. These provisions may include, among other things and to the extent applicable, the following:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the persons to whom any interest on the debt securities will be payable, if other than the registered holders thereof on the regular record date therefor;

•	the date or dates on which the principal of the debt securities will be payable;

•	the rate or rates at which the debt securities will bear interest, if any, and the date or dates from which interest will accrue;

•	the dates on which interest will be payable and the regular record dates for interest payment dates;

•	the place or places where the principal of and any premium and interest on the debt securities will be payable;

•	the period or periods, if any, within which, and the price or prices at which, the debt securities may be redeemed, in whole or in part, at the option of Louisiana-Pacific;

•
the obligation, if any, of Louisiana-Pacific to redeem or purchase the debt securities pursuant to sinking fund or analogous provisions and the terms and conditions of any redemption or purchase to which the obligation applies;

•	the denominations in which the debt securities will be issuable, if other than denominations of $1,000 and any integral multiple thereof;

•
the currency or currencies or currency units, if other than currency of the United States of America, in which payment of the principal of and any premium or interest on the debt securities will be payable, and the terms and conditions of any elections that may be made available with respect thereto;

•	any index or formula used to determine the amount of payments of principal of and any premium or interest on the debt securities;

•	whether the debt securities are to be issued in whole or in part in the form of one or more global securities and, if so, the identity of the depositary, if any, for the global securities;

•	the terms and conditions, if any, pursuant to which the debt securities are convertible into or exchangeable for common stock or other securities of Louisiana-Pacific or any other person;

•
the principal amount, or any portion of the principal amount, of the debt securities which will be payable upon any declaration of acceleration of the maturity of the debt securities pursuant to an event of default;

•	the applicability to the debt securities of the provisions described in “—Defeasance” below; and

•	any subordination provisions applicable to the debt securities.

          Louisiana-Pacific may issue debt securities at a discount from their stated principal amount. Federal income tax considerations and other special considerations applicable to any debt security issued with original issue discount (an “original issue discount security”) may be described in an applicable prospectus supplement.

          If the purchase price of any series of the debt securities is payable in a foreign currency or currency unit, or if the principal of or any premium or interest on any series of the debt securities is payable in a foreign currency or currency units, the restrictions, elections, general tax considerations, specific terms and other information with respect to the debt securities and the applicable foreign currency or currency unit will be set forth in an applicable prospectus supplement.

          Unless otherwise indicated in an applicable prospectus supplement:

•	the debt securities will be issued only in fully registered form (without coupons) in denominations of $1,000 or integral multiples thereof; and

•
payment of principal, premium, if any, and interest on the debt securities will be payable, and the exchange, conversion and transfer of debt securities will be registrable, at the office or agency of Louisiana-Pacific maintained for those purposes and at any other office or agency maintained for those purposes.

No service charge will be made for any registration of transfer or exchange of the debt securities, but Louisiana-Pacific may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

Global Securities

          The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary or its nominee. Unless and until it is exchanged in whole or in part for debt securities in registered form, a global security may not be registered for transfer or exchange except:

•	by the depositary to a nominee of the depositary;

•	by a nominee of the depositary to the depositary or another nominee of the depositary;

•	by the depositary or a nominee of the depositary to a successor depositary or a nominee of the successor depository; or

•	in any other circumstances described in an applicable prospectus supplement.

          The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in an applicable prospectus supplement. Louisiana-Pacific expects that the following provisions will apply to depositary arrangements.

          Unless otherwise specified in an applicable prospectus supplement, any global security that represents debt securities will be registered in the name of the depositary or its nominee. Upon the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that are participants in the system. The accounts to be credited will be designated by the underwriters or agents of the debt securities or, if the debt securities are offered and sold directly by Louisiana-Pacific, by Louisiana-Pacific.

          Ownership of beneficial interests in debt securities represented by a global security will be limited to participants in the book-entry registration and transfer system of the applicable depositary and to persons that may hold interests through those participants. Ownership of those beneficial interests by those participants will be shown on, and transferred through, records maintained by the depositary for the global security or its nominee. Ownership of beneficial interests in debt securities represented by a global security by persons that hold through participants in the book-entry registration and transfer system of the applicable depositary will be shown on, and transferred through, records maintained by those participants. The laws of some jurisdictions require that some types of purchasers of securities take physical delivery of their securities in definitive form. These laws may impair your ability to transfer beneficial interests in a global security.

          So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Unless otherwise specified in an applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have any of the debt securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of any of those debt securities in certificated form, and will not be considered the owners or holders of those debt securities for any purpose under the indenture. Accordingly, each person owning a beneficial interest in debt securities represented by a global security must rely on the procedures of the applicable depositary and, if the person is not a participant in the book-entry registration and transfer system of the applicable depositary, on the procedures of the participant through which the person owns its interest, to exercise any rights of an owner or holder of debt securities under the indenture.

          Louisiana-Pacific understands that, under existing industry practices, if an owner of a beneficial interest in debt securities represented by a global security desires to give any notice or take any action that an owner or holder of debt securities is entitled to give or take under the indenture:

•	the applicable depositary would authorize its participants to give the notice or take the action; and

•
the participants would authorize persons owning the beneficial interests through the participants to give the notice or take the action or would otherwise act upon the instructions of the persons owning the beneficial interests.

          Principal of and any premium and interest on debt securities represented by a global security will be payable in the manner described in an applicable prospectus supplement. Payment of principal of, and any premium or interest on, debt securities represented by a global security will be made to the applicable depository or its nominee, as the case may be, as the registered owner or the holder of the global security. None of Louisiana-Pacific, the trustee, any paying agent or the registrar for debt securities represented by a global security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in those debt securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Covenants of Louisiana-Pacific

          Maintenance of Office or Agency.    Louisiana-Pacific will be required to maintain an office or agency in each place of payment for each series of debt securities for notice and demand purposes and for the purposes of presenting or surrendering debt securities for payment, registration of transfer or exchange.

          Paying Agents, Etc.    If Louisiana-Pacific acts as its own paying agent with respect to any series of debt securities, on or before each due date of the principal of or interest on any of the debt securities of that series, it will be required to segregate and hold in trust for the benefit of the persons entitled to payment a sum sufficient to pay the amount due and to notify the trustee promptly of its action or failure to act. If Louisiana-Pacific has one or more paying agents for any series of debt securities, prior to each due date of the principal of or interest on any debt securities of that series, it will be required to deposit with a paying agent a sum sufficient to pay the amount due and, unless the paying agent is the trustee, to notify the trustee promptly of its action or failure to act. All moneys paid by Louisiana-Pacific to a paying agent for the payment of principal of or interest on any debt securities that remain unclaimed for two years after the payment of that principal or interest was due may be repaid to Louisiana-Pacific, and thereafter the holder of the applicable debt securities may look only to Louisiana-Pacific for payment.

          Payment of Taxes and Other Claims.    Louisiana-Pacific will be required to pay and discharge, before the same become delinquent:

•	all taxes, assessments, and governmental charges levied or imposed upon Louisiana-Pacific or any subsidiary of Louisiana-Pacific or their properties; and

•
all claims for labor, materials, and supplies that, if unpaid, would result in a lien on their property and have a material adverse effect on the business, assets, financial condition, or results of operations of Louisiana-Pacific and its subsidiaries, taken as a whole (a “Material Adverse Effect.”

unless, in either case, the same are being contested by proper proceedings.

          Maintenance of Properties.    Louisiana-Pacific will be required to cause all properties used in the business of Louisiana-Pacific or any subsidiary of Louisiana-Pacific to be maintained and kept in good condition, repair and working order and to make any necessary renewals, replacements and improvements to those properties, except to the extent that the failure to do so would not have a Material Adverse Effect.

          Existence.    Louisiana-Pacific will be required to, and will be required to cause its subsidiaries to, preserve and keep in full force and effect their existence, charter rights, statutory rights and franchises, except to the extent that the failure to do so would not have a Material Adverse Effect.

          Compliance with Laws.    Louisiana-Pacific will be required to, and will be required to cause its subsidiaries to, comply with all applicable laws to the extent that the failure to do so would have a Material Adverse Effect.

          Restrictive Covenants.    Any restrictive covenants applicable to any series of debt securities will be described in an applicable prospectus supplement.

Events of Default

          The following are Events of Default under the Indenture with respect to debt securities of any series:

(1)	failure to pay the principal of or premium, if any, on any debt security of that series when it becomes due and payable;

(2)	failure to pay any interest on any debt security of that series when due, which failure continues for 30 calendar days;

(3)	failure to make any sinking fund payment as and when due by the terms of any debt security of that series;

(4)
failure to perform, or breach of, any other covenant or warranty of Louisiana-Pacific in the indenture (other than a covenant included in the indenture solely for the benefit of a series of debt securities other than that series), which failure or breach continues for a period of 60 calendar days after written notice thereof has been given to Louisiana-Pacific as provided in the indenture;

(5)
any nonpayment at maturity or other default (beyond any applicable grace period) under any agreement or instrument relating to any other Indebtedness of Louisiana-Pacific, the unpaid principal amount of which is not less than $25 million, which default results in that Indebtedness becoming due prior to its stated maturity or occurs at the final maturity of that Indebtedness;

(6)	the events of bankruptcy, insolvency or reorganization involving Louisiana-Pacific specified in the indenture; and

(7)	any other Event of Default provided with respect to debt securities of that series.

          Pursuant to the Trust Indenture Act, the trustee is required, within 90 calendar days after the occurrence of a default in respect of any series of debt securities, to give to the holders of the debt securities of that series notice of all such uncured defaults in respect of the debt securities of that series that are known to it, except that:

•
in the case of a default in the performance of any covenant of the character contemplated in clause (4) above, no notice will be given until at least 30 calendar days after the occurrence of the default; and

•
other than in the case of a default of the character contemplated in clause (1), (2) or (3) above, the trustee may withhold notice if and so long as it in good faith determines that the withholding of notice is in the interests of the holders of the debt securities of that series.

          If an Event of Default described in clause (6) above occurs, the principal of, premium, if any, and accrued interest on the debt securities of that series will become immediately due and payable without any declaration or other act on the part of the trustee of any holder of the debt securities of that series. If any other Event of Default with respect to debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the debt securities of that series may declare the principal amount of all debt securities of that series to be due and payable immediately. However, at any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on that acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may rescind and annul the acceleration and its consequences if:

•
Louisiana-Pacific has paid or deposited with the trustee a sum sufficient to pay all amounts of principal of, premium, if any, and interest on the debt securities of that series that have become due otherwise than by the declaration of acceleration; and

•	all other Events of Default have been cured or waived as described in “—Modification and Waiver” below.

          Subject to the duty of the trustee to act with the required standard of care during an Event of Default, the trustee will have no obligation to exercise any of its rights or powers under the indenture at the request or direction of the holders of debt securities, unless the holders shall have offered to the trustee reasonable security or indemnity. Subject to the provisions of the indenture, including those requiring security or indemnification of the trustee, the holders of a majority in principal amount of the debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

          If Louisiana-Pacific defaults on the payment of any interest on the debt securities for a period of 30 days or defaults on the payment of any principal on the debt securities when due and payable and fails, upon demand for payment made by the trustee, to make the required payment, the trustee may institute a legal proceeding against Louisiana-Pacific to collect any amounts determined to be payable.

          No holder of a debt security of any series will have any right to institute any proceedings with respect to the indenture or for any remedy thereunder unless:

•	the holder has previously given to the trustee written notice of a continuing Event of Default;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the same series have requested the trustee to institute proceedings in respect of the Event of Default;

•	such holder or holders have offered reasonable indemnity to the trustee with respect to the proceedings;

•
the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of the same series a direction inconsistent with the request to institute the proceedings; and

•	the trustee has failed to institute the proceedings within 60 calendar days.

However, the limitations described above do not apply to a suit instituted by a holder of a debt security for enforcement of payment of the principal of and interest on the debt security on or after the applicable due dates for that principal and interest.

          Louisiana-Pacific is required to furnish to the trustee annually a statement as to the performance by Louisiana-Pacific of its obligations under the indenture and as to any default in the performance of those obligations.

          Any additional Events of Default with respect to any series of debt securities, and any variations from the foregoing Events of Default applicable to any series of debt securities, will be described in an applicable prospectus supplement.

Modification and Waiver

          In general, Louisiana-Pacific and the trustee may modify and amend the indenture with the consent of the holders of a majority in principal amount of the debt securities of each series affected by the modification or amendment. However, no modification or amendment of the indenture may, without the consent of the holder of each debt security affected:

•	change the stated maturity of, or any installment of principal of, or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or the premium, if any, payable upon the redemption of, any debt security;

•	reduce the amount of principal of an original issue discount security payable upon acceleration of the maturity thereof;

•	change the place or currency of payment of principal of, or premium, if any, or interest on any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security on or after the stated maturity or prepayment date thereof; or

•	reduce the percentage in principal amount of debt securities of any series required for modification or amendment of the indenture or for waiver of compliance or defaults.

          The holders of a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive compliance by Louisiana-Pacific with the following covenants:

•	the covenants described above in “Covenants of Louisiana-Pacific” under the captions “Payment of Taxes and Other Claims,” “Maintenance of Properties,” “Existence” and “Compliance with Laws”; and

•	such covenants of any supplemental indenture as may be specified in the supplemental indenture.

          The holders of a majority in principal amount of the debt securities of any series may, on behalf of the holders of all debt securities of that series, waive any past default under the indenture with respect to that series, except:

•	a default in the payment of the principal of, or premium, if any, or interest on, any debt security of that series; or

•	a default in respect of a provision of the indenture that cannot be modified or amended without the consent of the holder of each debt security of that series.

Legal Defeasance and Covenant Defeasance

          Unless otherwise specified in a prospectus supplement applicable to a particular series of debt securities, Louisiana-Pacific may, at any time, elect to:

•
discharge the entire indebtedness represented by the debt securities of that series and be deemed to have satisfied all of its other obligations with respect to the debt securities of that series except to the limited extent described below (“legal defeasance”); or

•
be released from its obligations to comply, with respect to the debt securities of that series, with: the covenants described above in “Covenants of Louisiana-Pacific” under the captions “Payment of Taxes and Other Claims,” “Maintenance of Properties,” “Existence” and “Compliance with Laws”; the restrictions described below in “Limitations on Merger and Other Transactions”; and such provisions of the applicable supplemental indenture as may be specified in the supplemental indenture (“covenant defeasance”).

          Following any legal defeasance, holders of debt securities of the defeased series will have the right to receive, solely from the trust fund described below, payments of principal of, premium, if any, and interest on those debt securities when those payments are due. In addition, Louisiana-Pacific will continue to have some limited obligations under the indenture, including obligations to:

•	register the transfer or exchange of debt securities of the defeased series;

•	replace destroyed, stolen, lost or mutilated debt securities of the defeased series;

•	maintain an office or agency in respect of the debt securities of the defeased series; and

•	hold funds for payment to holders of debt securities of the defeased series in trust.

           Following any covenant defeasance, the occurrence of an event described in any of clauses (3), (4), (5) and (7) under “—Events of Default” above will no longer be an Event of Default with respect to the debt securities of the defeased series, except that any failure by Louisiana-Pacific to comply with its undefeased covenants may constitute an Event of Default as described in clause (4) under “—Events of Default” above. If the debt securities of the defeased series become due and payable because of the occurrence of any undefeased Event of Default, the amount of money and government obligations in the trust fund described below may be insufficient to pay the amounts then due. However, Louisiana-Pacific will continue to be obligated to cause those amounts to be paid.

          In order to effect either legal defeasance or covenant defeasance, Louisiana-Pacific must irrevocably deposit with the trustee, in trust, money or government obligations (or depositary receipts for government obligations) that through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay all of the principal of and premium, if any, and interest on the debt securities of the defeased series on the dates the payments are due in accordance with the terms of the debt securities. In addition:

•
no Event of Default or event which with the giving of notice or lapse or time, or both, would become an Event of Default under the indenture shall have occurred and be continuing on the date of the deposit described above;

•
no Event of Default described in clause (6) under “—Events of Default” above or event that with the giving of notice or lapse of time, or both, would become an Event of Default described in that clause (6) shall have occurred and be continuing at any time on or prior to the 90th calendar day following the date of the deposit described above;

•
with respect to any legal defeasance, Louisiana-Pacific shall have delivered an opinion of counsel, stating that (1) Louisiana-Pacific has received from, or there has been published by, the IRS a ruling or (2) there has been a change in applicable federal law, in either case to the effect that, among other things, the holders of the debt securities of the defeased series will not recognize gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to United States federal income tax in the same manner as if the defeasance had not occurred; and

•
with respect to any covenant defeasance Louisiana-Pacific shall have delivered an opinion of counsel to the effect that, among other things, the holders of the debt securities of the defeased series will not recognize gain or loss for United States federal income tax purposes as a result of the defeasance and will be subject to United States federal income tax in the same manner as if the defeasance had not occurred.

Satisfaction and Discharge

          Louisiana-Pacific, at its option, may satisfy and discharge the indenture when:

•	either:

(1)
all debt securities previously authenticated and delivered under the indenture (subject to exceptions relating to debt securities that have otherwise been satisfied or provided for) have been delivered to the trustee for cancellation: or

(2)
all debt securities not previously delivered to the trustee for cancellation have become due and payable, will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee, and Louisiana-Pacific has deposited or caused to be deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities, for principal and any premium and interest to the date of the deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be;

•	Louisiana-Pacific has paid or caused to be paid all other sums payable under the indenture by Louisiana-Pacific; and

•
Louisiana-Pacific has delivered to the trustee an officer’s certificate and an opinion of counsel, each to the effect that all conditions precedent relating to the satisfaction and discharge of the indenture have been satisfied.

Following any satisfaction and discharge of the indenture, Louisiana-Pacific and the trustee will continue to have obligations relating to the registration of transfers and exchanges of debt securities and to the application of funds held in trust, in each case to the extent provided in the indenture.

Limitations on Merger and Other Transactions

          Prior to the satisfaction and discharge of the indenture, Louisiana-Pacific may not consolidate with or merge with or into any other person, or transfer all or substantially all of its properties and assets to another person unless:

•	either:

(1)	Louisiana-Pacific is the continuing or surviving person in the consolidation or merger: or

(2)
the person (if other than Louisiana-Pacific) formed by the consolidation or into which Louisiana-Pacific is merged or to which all or substantially all of the properties and assets of Louisiana-Pacific are transferred is a corporation organized and validly existing under the laws of the United States, any state thereof, or the District of Columbia, and expressly assumes, by a supplemental indenture, all the obligations of Louisiana-Pacific under the debt securities and the indenture;

•	immediately after the transaction and the incurrence or anticipated incurrence of any indebtedness to be incurred in connection therewith, no Event of Default exists; and

•
an officer’s certificate is delivered to the trustee to the effect that both of the conditions set forth above have been satisfied and an opinion of counsel had been delivered to the trustee to the effect that the first condition set forth above has been satisfied.

          The continuing, surviving or successor person will succeed to and be substituted for Louisiana-Pacific with the same effect as if it had been named in the indenture as a party thereto, and thereafter the predecessor person will be relieved of all obligations and covenants under the indenture and the debt securities.

Governing Law

          The indentures and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

          The indenture contains limitations on the right of the trustee, should it become a creditor of Louisiana-Pacific within three months of, or subsequent to, a payment default by Louisiana-Pacific with respect to any series of debt securities, to obtain payment of amounts owed to it by Louisiana-Pacific unless and until the default is cured. However, the trustee’s rights as a creditor of Louisiana-Pacific will not be limited if the creditor relationship arises from, among other things:

•	the ownership or acquisition of securities issued under any indenture or having a maturity of one year or more at the time of acquisition by the trustee;

•
advances authorized by a receivership or bankruptcy court of competent jurisdiction or by the indenture for the purpose of preserving property subject to the lien of the indenture or discharging prior liens or encumbrances on the trust estate;

•	disbursements made in the ordinary course of business in its capacity as indenture trustee, transfer agent, registrar, custodian or paying agent or in any other similar capacity;

•	indebtedness created as a result of goods or securities sold in a cash transaction or services rendered or premises rented; or

•	the acquisition, ownership, acceptance, or negotiation of drafts, bills of exchange, acceptances or other obligations that are considered to be self-liquidating paper.

          The indenture does not prohibit the trustee from serving as trustee under any other indenture to which Louisiana-Pacific may be a party from time to time or from engaging in other transactions with Louisiana-Pacific. If the trustee acquires any conflicting interest within the meaning of the Trust Indenture Act of 1939 and there is an Event of Default with respect to any series of debt securities, it must eliminate the conflict or resign.

PLAN OF DISTRIBUTION

          Louisiana-Pacific may sell the debt securities through underwriters, through agents or directly to one or more purchasers. The prospectus supplement with respect to each series of debt securities will set forth the terms of the offering of the debt securities of that series, including the name or names of any underwriters, the sale price and the proceeds to Louisiana-Pacific, any underwriting discounts and other items constituting underwriters’ compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which the debt securities of that series may be listed.

          If underwriters are used in the sale, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The debt securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase debt securities will be subject to various conditions precedent and the underwriters will be obligated to purchase all of the debt securities of a series if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

          Debt securities may be sold directly by Louisiana-Pacific or through agents designated by Louisiana-Pacific from time to time. Any agent involved in the offer or sale of the debt securities in respect of which this prospectus is delivered will be named in, and any commissions payable by Louisiana-Pacific to that agent will be set forth in, an applicable prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

          Louisiana-Pacific may authorize agents or underwriters to solicit offers to purchase debt securities from Louisiana-Pacific at the public offering price set forth in the applicable prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commissions payable for solicitations of the contracts.

           Agents and underwriters may be entitled under agreements entered into with Louisiana-Pacific to indemnification by Louisiana-Pacific against civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof, insofar as the liabilities are based upon misstatements in or omissions from the registration statement, this prospectus or any prospectus supplement. Agents and underwriters may be customers of, engage in transactions with, or perform services for, Louisiana-Pacific in the ordinary course of business.

          Each series of debt securities will be a new issue of securities with no established trading market. Any underwriters to whom debt securities are sold by Louisiana-Pacific for public offering and sale may make a market in those debt securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Louisiana-Pacific cannot give any assurance as to the liquidity of the trading market for any debt securities.

VALIDITY OF SECURITIES

          Unless otherwise indicated in an applicable prospectus supplement relating to the debt securities, the validity of the debt securities offered hereby will be passed upon for Louisiana-Pacific by Jones, Day, Reavis & Pogue, Dallas, Texas. Patrick F. McCartan, the managing partner of Jones, Day, Reavis & Pogue, is currently a director of Louisiana-Pacific.

EXPERTS

          The financial statements of Louisiana-Pacific incorporated in this prospectus by reference from Louisiana-Pacific’s annual report on Form 10-K for the year ended December 31, 1999, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ABOUT FORWARD-LOOKING STATEMENTS

          Section 27A of the Securities Act and Section 21E of the Exchange Act provide a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about their businesses and other matters as long as those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statements. This prospectus contains and incorporates by reference, and each prospectus supplement may contain, forward-looking statements. These statements are or will be based upon the beliefs and assumptions of, and on information available to, the management of Louisiana-Pacific.

          The following statements are or may constitute forward-looking statements: (1) statements preceded by, followed by or that include the words “may,” “will,” “could,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “potential,” “continue” or “future” or the negative or other variations thereof and (2) other statements regarding matters that are not historical facts. These forward-looking statements are subject to various risks and uncertainties, including the following:

•	risks and uncertainties relating to the possible invalidity of the underlying beliefs and assumptions;

•	possible changes or developments in social, economic, business, industry, market, legal and regulatory circumstances and conditions; and

•
actions taken or omitted to be taken by third parties, including customers, suppliers, business partners, competitors and legislative, regulatory, judicial and other governmental authorities and officials.

In addition to the foregoing and any risks and uncertainties specifically identified in the text surrounding forward-looking statements, any statements in the reports, proxy statements and other documents referred to in “Where You Can Find More Information” that warn of risks or uncertainties associated with future results, events or circumstances identify important factors that could cause actual results, events and circumstances to differ materially from those reflected in the forward-looking statements.

Notes to Unaudited Consolidated Summary Financial Statements	F-38

Consolidated Balance Sheets

	December 31
	2000	1999
ASSETS	(Dollar amounts in millions)
Current assets:
Cash and cash equivalents	$ 38.1	$ 116.0
Accounts receivable, less reserves of $3.7 and $3.2	129.6	200.7
Inventories	327.5	293.4
Prepaid expenses	22.8	18.5
Income tax refunds receivable	91.5	—
Deferred income taxes	44.6	110.8

Total current assets	654.1	739.4

Timber and timberlands, at cost less cost of timber harvested	590.6	611.1

Property, plant and equipment, at cost:
Land, land improvements and logging roads, net of road amortization	163.6	201.1
Buildings	324.7	307.5
Machinery and equipment	1,966.7	1,972.0
Construction in progress	107.8	56.8

	2,562.8	2,537.4
Accumulated depreciation	(1,254.0)	(1,203.4)

Net property, plant and equipment	1,308.8	1,334.0

Goodwill, net of amortization	326.3	347.7
Notes receivable from asset sales	403.8	403.8
Other assets	91.1	52.2

Total assets	$3,374.7	$3,488.2

See Notes to Financial Statements.

Consolidated Balance Sheets (Continued)

	December 31
	2000	1999
LIABILITIES AND STOCKHOLDERS’ EQUITY	(Dollar amounts in millions)

Current liabilities:
Current portion of long-term debt	$ 39.4	$ 44.9
Accounts payable and accrued liabilities	303.8	306.5
Income taxes payable	—	9.3
Current portion of contingency reserves	35.0	180.0

Total current liabilities	378.2	540.7

Long-term debt, excluding current portion:
Limited recourse notes payable	396.5	396.5
Other debt	787.3	618.3

Total long-term debt	1,183.8	1,014.8

Deferred income taxes	334.0	396.3
Contingency reserves, excluding current portion	126.6	128.8
Other long-term liabilities and minority interest	56.9	47.6

Commitments and contingencies

Stockholders’ equity:
Common stock, $1 par value, 200,000,000 shares authorized, 116,937,022 shares issued	117.0	117.0
Preferred stock, $1 par value, 15,000,000 shares authorized, no shares issued	—	—
Additional paid-in capital	440.2	445.4
Retained earnings	1,004.3	1,076.4
Treasury stock, 12,576,172 shares and 11,968,577 shares, at cost	(235.1)	(228.3)
Loan to Employee Stock Ownership Trust	—	(6.9)
Accumulated comprehensive loss	(31.2)	(43.6)

Total stockholders’ equity	1,295.2	1,360.0

Total liabilities and stockholders’ equity	$3,374.7	$3,488.2

See Notes to Financial Statements.

Consolidated Statements of Income

	Year ended December 31
	2000	1999	1998
	(Dollar amounts in millions, except per share)
Net sales	$2,932.8	$3,071.6	$2,451.1
Operating costs and expenses:
Cost of sales	2,362.6	2,272.5	2,007.8
Depreciation and amortization	184.4	156.3	143.8
Cost of timber harvested	51.1	45.7	41.6
Selling and administrative	234.7	219.4	184.7
Unusual credits and charges, net	70.5	8.2	47.8

Total operating costs and expenses	2,903.3	2,702.1	2,425.7

Income from operations	29.5	369.5	25.4

Non-operating income (expense):
Interest expense, net of capitalized interest	(81.0)	(47.9)	(37.5)
Interest income	37.9	36.0	24.7
Foreign exchange gains (losses)	(4.6)	(0.6)	—

Total non-operating income (expense)	(47.7)	(12.5)	(12.8)

Income (loss) before taxes, minority interest and equity in earnings of unconsolidated affiliate	(18.2)	357.0	12.6
Provision (benefit) for income taxes	(11.5)	139.5	14.4
Minority interest in net income (loss) of consolidated subsidiaries	—	0.7	(3.8)
Equity in earnings of unconsolidated affiliate	7.1	—	—

Net income (loss)	$ (13.8)	$ 216.8	$ 2.0

Net income (loss) per share—basic and diluted	$ (0.13)	$ 2.04	$ 0.02

Cash dividends per share of common stock	$ 0.56	$ 0.56	$ 0.56

Average shares of common stock outstanding (millions)
Basic	104.1	106.2	108.4

Diluted	104.1	106.2	108.6

See Notes to Financial Statements.

Consolidated Statements of Cash Flows

	Year ended December 31
	2000	1999	1998
	(Dollar amounts in millions)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$ (13.8)	$ 216.8	$ 2.0
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, amortization and cost of timber harvested	235.5	202.0	185.4
Unusual credits and charges, net	85.6	8.2	61.2
Cash settlements of contingencies	(162.4)	(104.0)	(113.2)
Other adjustments	14.5	20.4	11.2
Decrease (increase) in receivables	67.5	7.0	(3.8)
Decrease (increase) in inventories	(37.4)	13.5	7.1
Decrease (increase) in income tax refunds receivable	(91.5)	46.0	33.7
Increase in prepaid expenses	(3.0)	(5.9)	(4.0)
Increase (decrease) in accounts payable and accrued liabilities	(0.4)	12.7	(64.2)
Increase (decrease) in income taxes payable	(8.3)	2.6	—
Increase (decrease) in deferred income taxes	(3.8)	53.3	7.6

Net cash provided by operating activities	82.5	472.6	123.0

CASH FLOWS FROM INVESTING ACTIVITIES
Plant, equipment and logging road additions	(187.7)	(88.3)	(77.8)
Timber and timberland additions	(32.6)	(29.6)	(44.7)
Assets sale proceeds	20.5	74.2	367.6
Acquisitions, including replacement of debt	(54.7)	(726.1)	—
Other investing activities, net	(6.6)	(13.6)	1.3

Net cash provided by (used in) investing activities	(261.1)	(783.4)	246.4

CASH FLOWS FROM FINANCING ACTIVITIES
Net decrease in short-term notes payable	—	—	(22.0)
Long-term borrowings, including net increase in revolving borrowings	667.6	629.3	348.6
Repayment of long-term debt	(502.4)	(224.6)	(473.9)
Cash dividends	(58.3)	(59.2)	(60.7)
Purchase of treasury stock	(11.3)	(47.9)	(66.5)
Loans to ESOTs	—	—	(15.0)
Treasury stock sold to ESOTs	—	—	15.0
Other financing activities, net	5.1	2.7	(0.3)

Net cash provided by (used in) financing activities	100.7	300.3	(274.8)

Net increase (decrease) in cash and cash equivalents	(77.9)	(10.5)	94.6
Cash and cash equivalents at beginning of year	116.0	126.5	31.9

Cash and cash equivalents at end of year	$ 38.1	$ 116.0	$ 126.5

See Notes to Financial Statements.

Consolidated Statements of Stockholders’ Equity

	Common Stock		Treasury Stock

	Shares	Amount	Shares	Amount	Additional Paid In Capital	Retained Earnings	Loans to ESOTs	Accumulated Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income (Loss)
	(Dollar and share amounts in millions except per share amounts)
BALANCE AS OF DECEMBER 31, 1997	116.9	$117.0	7.3	$(163.4)	$472.2	$ 977.5	$(37.7)	$(79.4)	$1,286.2
Net income	—	—	—	—	—	2.0	—	—	2.0	$ 2.0

Cash dividends, $.56 per share	—	—	—	—	—	(60.7)	—	—	(60.7)	—
Issuance of shares for employee stock plans and for other purposes	—	—	(1.1)	25.9	(6.8)	—	(15.0)	—	4.1	—
Purchase of treasury stock	—	—	3.5	(66.5)	—	—	—	—	(66.5)	—
Employee Stock Ownership Trust contribution	—	—	—	—	—	—	23.9	—	23.9	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	37.1
Pension liability adjustment	—	—	—	—	—	—	—	—	—	(4.2)
Other	—	—	—	—	—	—	—	—	—	0.9

Other comprehensive income	—	—	—	—	—	—	—	33.8	33.8	33.8

Total comprehensive income	—	—	—	—	—	—	—	—	—	35.8

BALANCE AS OF DECEMBER 31, 1998	116.9	$117.0	9.7	$(204.0)	$465.4	$ 918.8	$(28.8)	$(45.6)	$1,222.8

Net income	—	—	—	—	—	216.8	—	—	216.8	216.8

Cash dividends, $.56 per share	—	—	—	—	—	(59.2)	—	—	(59.2)	—
Issuance of shares for employee stock plans and for other purposes	—	—	(1.2)	23.6	(20.0)	—	—	—	3.6	—
Purchase of treasury stock	—	—	3.5	(47.9)	—	—	—	—	(47.9)	—
Employee Stock Ownership Trust contribution	—	—	—	—	—	—	21.9	—	21.9	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	1.7
Other	—	—	—	—	—	—	—	—	—	0.3

Other comprehensive income	—	—	—	—	—	—	—	2.0	2.0	2.0

Total comprehensive income	—	—	—	—	—	—	—	—	—	218.8

BALANCE AS OF DECEMBER 31, 1999	116.9	$117.0	12.0	$(228.3)	$445.4	$1,076.4	$ (6.9)	$(43.6)	$1,360.0

Net income (loss)	—	—	—	—	—	(13.8)	—	—	(13.8)	(13.8)

Cash dividends, $.56 per share	—	—	—	—	—	(58.3)	—	—	(58.3)	—
Issuance of shares for employee stock plans and for other purposes	—	—	(0.3)	4.5	(5.2)	—	—	—	(0.7)	—
Purchase of treasury stock	—	—	0.9	(11.3)	—	—	—	—	(11.3)	—
Employee Stock Ownership Trust contribution	—	—	—	—	—	—	6.9	—	6.9	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	1.5
Pension liability adjustment	—	—	—	—	—	—	—	—	—	10.9

Other comprehensive income	—	—	—	—	—	—	—	12.4	12.4	12.4

Total comprehensive income (loss)	—	—	—	—	—	—	—	—	—	(1.4)

BALANCE AS OF DECEMBER 31, 2000	116.9	$117.0	12.6	$(235.1)	$440.2	$1,004.3	$ —	$(31.2)	$1,295.2

See Notes to Financial Statements.

LOUISIANA-PACIFIC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Nature of Operations

          Louisiana-Pacific Corporation and its subsidiaries (collectively LP or the Company) are principally engaged in the manufacture of building products, and to a lesser extent, market pulp. In addition to its U.S. operations, the Company also maintains manufacturing facilities in Canada, Chile and Ireland through foreign subsidiaries and joint ventures. The principal customers for the Company’s building products are retail home centers, builders, manufactured housing producers, distributors and wholesalers in North America, with minor sales to Asia, Europe and South America. The principal customers for its pulp products are brokers in Asia and Europe, with minor sales in North America.

          A significant portion of LP’s sales are derived from wood-based structural products, including oriented strand board, plywood, lumber, engineered I-joists and laminated veneer lumber. See Note 10 to the financial statements for further information regarding LP’s products and segments.

Use of Estimates in the Preparation of Financial Statements

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. See discussion of specific estimates in footnotes entitled “Income Taxes,” “Retirement Plans,” “Stock Options and Plans,” “Unusual Credits and Charges, Net” and “Contingencies.”

Consolidation

          The consolidated financial statements include the accounts of the Company and all majority owned subsidiaries. Intercompany transactions and accounts are eliminated in consolidation. Investments in affiliates, owned 20% to 50% inclusive, are accounted for under the equity method. LP’s share of earnings of such investments is shown in the income statement under the heading “Equity in earnings of unconsolidated affiliate”.

Earnings Per Share

          Basic and diluted earnings per share are based on the weighted average number of shares of common stock outstanding plus the effects of in-the-money outstanding stock options, computed under the treasury stock method. This method requires that the effect of potentially dilutive common stock equivalents (employee stock options and purchase plans) be excluded from the calculation of diluted earnings per share for the years in which losses are reported because the effect is anti-dilutive. Shares held by LP’s Employee Stock Ownership Trusts (ESOTs) that have not been allocated to participants’ accounts, are not considered outstanding for purposes of computing earnings per share (0 shares at December 31, 2000, 227,161 shares at December 31, 1999 and 1,206,671 shares at December 31, 1998).

Cash and Cash Equivalents

          LP considers all highly liquid securities with maturities of three months or less at the time of purchase to be cash equivalents. Cash paid during 2000, 1999, and 1998 for interest (net of capitalized interest) was $67.4 million, $46.2 million and $40.5 million. Net cash paid (received) during 2000, 1999, and 1998 for income taxes was $92.1 million, $39.3 million and $(25.5) million.

           LP invests its excess cash with high quality financial institutions and, by policy, limits the amount of credit exposure at any one financial institution. In addition, LP generally holds its cash investments until maturity and is therefore not subject to significant market risk.

Inventory Valuation

          Inventories are valued at the lower of cost or market. Inventory costs include materials, labor and operating overhead. The LIFO (last-in, first-out) method is used for most log and lumber inventories with remaining inventories valued at FIFO (first-in, first-out) or average cost. The major types of inventories are as follows (work in process is not material):

	December 31
	2000	1999
	dollar amounts in millions
Logs	$104.0	$104.1
Other raw materials	48.6	47.9
Finished products	190.3	159.4
Supplies	21.3	28.4
LIFO reserve	(36.7)	(46.4)

Total	$327.5	$293.4

          A reduction in LIFO inventories in 2000 and 1999 resulted in a reduction of cost of sales of $12.9 million and $8.8 million.

Timber

          LP follows an overall policy on fee timber that amortizes timber costs over the total fiber available during the estimated growth cycle as volume is harvested. Timber carrying costs, such as reforestation and forest management, are expensed as incurred. Cost of timber harvested includes not only the cost of fee timber, but also the amortization of the cost of long-term timber deeds.

Property, Plant and Equipment

          LP principally uses the units of production method of depreciation for machinery and equipment which amortizes the cost of equipment over the estimated units that will be produced during its useful life. Provisions for depreciation of buildings and the remaining machinery and equipment have been computed using straight-line rates based on the estimated service lives. The effective straight-line rates for the principal classes of property range from approximately 5 percent to 20 percent.

          Logging road construction costs are capitalized and included in land and land improvements. These costs are amortized as the timber volume adjacent to the road system is harvested.

          LP capitalizes interest on borrowed funds during construction periods. Capitalized interest is charged to machinery and equipment accounts and amortized over the lives of the related assets. Interest capitalized during 2000, 1999, and 1998 was $1.1 million, $.3 million and $1.6 million, respectively.

          LP adopted American Institute of Certified Public Accountants Statement of Position (SOP) 98-5, “Reporting on the Costs of Start-up Activities,” in 1998. SOP 98-5 requires the cost of start-up activities and organization costs to be expensed as incurred. Start-up costs written off in 1998 were $3.5 million.

Stock-Based Compensation

          Stock options and other stock-based compensation awards are accounted for using the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.

Asset Impairments

          Long-lived assets to be held and used by the Company and goodwill are reviewed for impairment when events and circumstances indicate costs may not be recoverable. Losses are recognized when the book values exceed expected undiscounted future cash flows. If impairment exists, the asset’s book value is written down to its estimated realizable value. Assets to be disposed of are written down to their estimated fair value, less sales costs. See Note 7 to the financial statements for a discussion of charges in 2000, 1999, and 1998 related to impairments of property, plant and equipment.

Derivative Financial Instruments

          Derivative financial instruments are utilized by LP to reduce foreign currency exchange and interest rate risks. LP has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. LP does not enter into financial instruments for trading or speculative purposes. Gains and losses on forward foreign exchange contracts used to hedge the currency fluctuations on transactions denominated in foreign currencies and the offsetting losses and gains on the hedged transactions are recorded in the income statement.

          In June 1998, the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). The new statement will require recognition of all derivative financial instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes to fair value will depend upon the intended use of the derivative. SFAS 133, as amended by SFAS 137, will be effective for LP beginning January 1, 2001. LP does not believe that the adoption of this standard will have a material impact on its financial statements.

Foreign Currency Translation

          The functional currency for the majority of the Company’s foreign subsidiaries is the U.S. dollar. The financial statements of foreign subsidiaries are remeasured into U.S. dollars using the historical exchange rate for property, plant and equipment, timber and timberlands, goodwill, equity and certain other non-monetary assets and liabilities and using the exchange rate at the balance sheet date for the remaining assets and liabilities. A weighted average exchange rate is used for each period for revenues and expenses. Transaction gains or losses are recorded in income. In cases where the local currency is the functional currency, translation adjustments are recorded in the Accumulated Comprehensive Income section of Stockholder’s Equity.

Goodwill

          Goodwill has resulted from acquisitions and is being amortized on a straight-line basis over periods ranging from 5 to 15 years. The amortization period of goodwill is periodically reviewed by the Company. Accumulated amortization was $39.8 million and $12.9 million at December 31, 2000 and 1999.

Notes Receivable

          Notes receivable from asset sales are related to transactions which occurred during 1997 and 1998. These notes receivable provide collateral for LP’s limited recourse notes payable (see Note 4 to the financial statements).

           In 1997, LP received $49.9 million in notes from a third party. The notes are due in principal payments of $20.0 million in 2008, $20.0 million in 2009 and $9.9 million in 2012. Interest is received in semi-annual installments and the interest rates vary from 5.62% to 7.5%.

          In 1998, LP received $353.9 million in notes from a third party. The notes are due in principal payments of $70.8 million in 2006, $54.3 million in 2008, $115.1 million in 2010, $91.4 million in 2013 and $22.3 million in 2018. Interest is received in semi-annual installments and the weighted average interest rate of the notes is 7%.

          LP believes the fair value of these notes at December 31, 2000 and 1999 was approximately $391 million and $361 million, respectively.

Revenue Recognition

          Revenue is primarily recognized when products are received by customers and title has passed. During 2000, LP adopted Emerging Issues Task Force Issue No. 00-10 “Accounting for shipping and handling costs” retroactively for all periods presented. Prior to implementation of this statement, LP classified shipping and handling costs as a deduction from net sales. LP now classifies shipping costs in cost of sales. Adoption of this statement had no impact on net income (loss). This adjustment increased net sales and cost of sales by $204 million in 2000, $193 million in 1999 and $154 million in 1998. Additionally, LP adopted Staff Accounting Bulletin No. 101—Revenue Recognition in Financial Statements. The impact of this adoption was not material.

Nonmonetary Transactions

          During 2000, LP and Casella Waste Systems, Inc. contributed most of the assets of their respective cellulose insulation operations to a joint venture, U.S. GreenFiber, LLC (GreenFiber). Pursuant to the Limited Liability Company Agreement, each company owns 50%. LP’s contribution, which was transferred at book value, was approximately $28 million.

Reclassifications

          Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    Accounts Payable and Accrued Liabilities

	December 31,
	2000	1999
	(Dollar amounts in millions)
Accounts payable	$189.9	$195.0
Salaries and wages payable	36.4	40.6
Taxes other than income taxes	8.0	9.3
Workers’ compensation	15.9	15.5
Other accrued liabilities	53.6	46.1

	$303.8	$306.5

3.    Income Taxes

          Income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated affiliate was taxed in domestic and foreign jurisdictions:

	Year Ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Domestic	$(37.9)	$260.5	$ 0.1
Foreign	19.7	96.5	12.5

	$(18.2)	$357.0	$12.6

          Provision (benefit) for income taxes includes the following:

	Year Ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Current tax provision (benefit):
U.S. federal	$(22.4)	$ 45.8	$ 3.1
State and local	(5.9)	12.9	0.3
Foreign	15.1	23.6	(2.7)

Net current tax provision (benefit)	$(13.2)	$ 82.3	$ 0.7

Deferred tax provision (benefit):
U.S. federal	$ 4.6	$ 65.7	$ 59.6
State and local	0.5	6.9	6.3
Foreign	(3.4)	(15.4)	(52.2)

Net deferred tax provision (benefit)	$ 1.7	$ 57.2	$ 13.7

          The income tax effects of LP’s share of the loss of GreenFiber in 2000 are recorded in the line item “provision (benefit) for income taxes” in LP’s consolidated income statement, while LP’s share of the pre-tax loss are recorded in the line item “equity in earnings of unconsolidated affiliate.”

           The tax effects of significant temporary differences creating deferred tax (assets) and liabilities at December 31 were as follows:

	December 31,
	2000	1999
	(Dollar amounts in millions)
Property, plant and equipment	$173.2	$ 203.2
Timber and timberlands	159.7	113.9
Inventories	(5.3)	(4.2)
Accrued liabilities	(82.8)	(19.8)
Contingency reserves	(44.6)	(119.5)
Benefit of capital loss and NOL carryovers	(30.8)	(24.8)
Benefit of foreign ITC carryover	(19.3)	(36.5)
Benefit of U.S. alternative minimum tax credit	(20.8)	—
Installment sale gain deferral	147.7	147.3
Other	(2.3)	16.4
Valuation allowance	14.7	9.5

Net deferred tax liability	289.4	285.5
Net current deferred tax assets	(44.6)	(110.8)

Net non-current deferred tax liabilities	$334.0	$ 396.3

          An LP subsidiary, Louisiana-Pacific Canada Ltd. (LPC), has unrealized foreign investment tax credits (ITC) of approximately C$46 million (Canadian dollars). These credits can be carried forward to offset future tax of LPC and reduce LPC’s basis in the related property, plant and equipment. The credits expire C$28 million in 2001, C$4 million in 2003, C$13 million in 2004 and C$1 million in 2005. The $31 million of capital loss and net operating loss (NOL) carryover amount included in the above table consists of $19 million of state NOL carryovers which will expire in various years through 2015, and $12 million of Canadian capital loss carryovers which may be carried forward indefinitely. LP has recorded a valuation allowance against the entire Canadian capital loss carryover amount. The change in the valuation allowance from 1999 to 2000 primarily represents LPC’s estimate of the Canadian investment tax credits that will expire unused.

          U.S. taxes have not been provided on foreign subsidiaries’ earnings of approximately $117.4 million which are deemed indefinitely reinvested. Quantification of the deferred tax liability, if any, associated with indefinitely reinvested earnings is not practical.

           The following table summarizes the differences between the statutory U.S. federal and effective income tax rates:

	Year Ended December 31,
	2000	1999	1998
Federal tax rate	(35)%	35%	35%
State and local income taxes	(9)	3	4
Nondeductible fines	—	—	51
Foreign tax credits used	—	—	(35)
Other foreign tax effects	—	—	20
Nondeductible goodwill	41	1	41
Revisions to estimates recorded in prior years	(67)	—	—
Nonconsolidated subsidiaries taxed as partnership	(15)	—	—
Change in valuation reserve	29	—	—
Other, net	(7)	—	(2)

	(63)%	39%	114%

4.    Long-term Debt

	Interest Rate at Dec. 31, 2000	December 31,
		2000	1999
	(Dollar amounts in millions)
Debentures:
Senior notes, maturing 2005, interest rates fixed	8.5%	$ 189.3	$ —
Senior notes, maturing 2010, interest rates fixed	8.9	199.1	—
Bank credit facilities:
Revolving credit facility, payable in 2002 interest rate variable	7.0	107.4	—
Term loan, payable in 2003, interest rate variable	7.8	170.0	—
Limited recourse notes payable:
Senior secured notes, payable 2008–2012, interest rates fixed	7.1–7.5	47.9	47.9
Senior secured notes, payable 2006–2018, interest rates fixed	6.8–7.3	348.6	348.6
Project bank financing:
Waterford, Ireland, OSB plant, payable in Irish pounds through 2002, interest rate variable	6.3	7.1	12.8
Project revenue bond financings, payable through 2022, interest rates variable	4.7–7.1	39.3	39.3
Bridge loans:
Forex bridge loan—unsecured, repaid March 2000, interest rate variable	n/a	—	240.0
Forex bridge loan—unsecured, repaid September 2000, interest rate variable	n/a	—	126.6
Evans bridge loan—unsecured, repaid September 2000, interest rate variable	n/a	—	94.0
Notes payable to former Forex shareholders, unsecured, payable in Canadian dollars annually through 2003, interest rate variable	6.5	101.5	139.9
Other, interest rates vary		13.0	10.6

Total		1,223.2	1,059.7
Current portion		(39.4)	(44.9)

Net long-term debt		$1,183.8	$1,014.8

           LP believes the carrying amounts of long-term debt approximates fair market value because the interest rates are variable, with the exception of the following. LP estimates the limited recourse notes payable have a fair value of approximately $383 million and $359 million at December 31, 2000 and 1999. LP estimates the Senior Notes maturing in 2005 and 2010 have a fair market value at December 31, 2000 of $187.2 million and $193.2 million respectively.

          The underlying assets of the related project typically secure project bank and project revenue financings. The limited recourse notes payable are collateralized by notes receivable from asset sales (see Note 1). Many of LP’s loan agreements contain lender’s standard covenants and restrictions giving effect to certain amendments to the agreements. LP was in compliance with all of the covenants and restrictions of these agreements at December 31, 2000.

          In 1997, LP issued $47.9 million of senior debt in a private placement to institutional investors. The notes mature in principal amounts of $20 million in 2008, $20 million in 2009, and $7.9 million in 2012. They are secured by $49.9 million in notes receivable from Sierra Pacific Industries.

          LP issued $348.6 million of senior debt in June 1998 in a private placement to institutional investors. The notes mature in principal amounts of $69.7 million in 2006, $53.5 million in 2008, $113.4 million in 2010, $90.0 million in 2013 and $22.0 million in 2018. The notes are secured by $353.9 million of notes receivable from Simpson Timber Company. In the event of a default by Simpson, LP would only be liable to pay 10% of the notes payable.

          At December 31, 2000, LP had a $300 million unsecured revolving facility with a group of banks, which expires in 2002. LP pays a facility fee on committed amounts. At year-end, LP had $107.4 million of borrowings outstanding under this facility. Additionally, LPC has a $50 million (Canadian) revolving credit facility that expires in March 2001. LPC pays a facility fee on the committed amount. LP had no borrowings outstanding under this facility at December 31, 2000.

          In April 2000, LP’s shelf registration statement filing for $750 million of debt securities was declared effective. This registration allows for debt securities to be offered from time to time in one or more series. The amount, price and other terms of any such offering will be determined on the basis of market conditions and other factors existing at the time of such offering. During August 2000, LP issued unsecured senior notes for a total face amount of $390 million, under the shelf registration. The net proceeds were used to retire a portion of three bridge loans used to finance acquisitions in 1999.

          In November 2000, LP entered into a $170 million unsecured three year term loan with a syndication of banks. Interest is based upon the floating London Interbank Offered Rate (LIBOR) plus 1%. The proceeds from this loan were used to repay the remaining balance on the acquisition bridge loans and to pay down a portion of the amounts owed under LP’s revolving credit facility.

          In December 2000, LP Chile entered into a five year term credit facility with a Chilean bank. The facility is for an amount up to $10 million. At December 31, 2000, no borrowings were outstanding. The facility bears interest at LIBOR plus .9%. The proceeds from the facility will be used to fund construction of an OSB plant in Chile. Borrowings under the line of credit, if any, will be secured.

          LP has entered into a forward contract for Canadian Dollars to hedge fifty percent of LP’s exposure to the Canadian currency for the notes payable to former Forex shareholders. This forward contract, which is recorded at its fair value of $1.5 million at December 31, 2000, is included in Other Assets on the consolidated balance sheet. The term of the forward contract is the same as the debt. Counterparties to the hedge agreements are major financial institutions who also participate in LP’s bank credit facilities. Credit loss from counterparty nonperformance is not anticipated.

           The weighted average interest rate for all long-term debt at December 31, 2000 and 1999 was approximately 7.6 percent and 6.7 percent respectively. Required repayment of principal for long-term debt is as follows:

Year Ended December 31,
(Dollar amounts in millions)

2001	$ 39.4
2002	152.7
2003	204.8
2004	17.0
2005	190.9
2006 and after	618.4

Total	$1,223.2

5.    Retirement Plans and Postretirement Benefits

          LP sponsors various defined benefit and defined contribution retirement plans that provide retirement benefits to substantially all of its employees. Vesting generally occurs after 5 years of service. Most regularly scheduled employees are eligible to participate in these plans except those covered by a collective bargaining agreement, unless the collective bargaining agreement specifically allows for participation in LP plans. LP contributes to multiple employer and multiemployer plans for certain employees covered by collective bargaining agreements.

    Defined Benefit Plans

          Contributions to the qualified defined benefit pension plans are based on actuarial calculations of amounts to cover current service costs and amortization of prior service costs over periods ranging from 10 to 20 years. Beginning in 2000, benefit accruals under the most significant plan, which accounts for approximately 84% of the assets and benefit obligations in the tables below, are calculated as 5% of eligible salary and wages with an interest credit based on the 30-year U.S. Treasury rate. Prior to 2000, this plan was frozen. There is a variety of benefit formulas in the remaining defined benefit pension plans.

          LP also maintains a Supplemental Executive Retirement Plan (SERP); a non-qualified defined benefit plan intended to provide supplemental retirement benefits to key executives. Benefits are generally based on compensation in the years prior to retirement. LP established a grantor trust to informally provide funding for the benefits payable under the SERP and a deferred compensation plan. The assets of the trust are invested in corporate-owned life insurance policies. At December 31, 2000 and 1999, the trust assets were valued at $17.0 million and $13.5 million and are included in other assets in LP’s consolidated balance sheet.

           The following table sets forth the change in the benefit obligation, the change in plan assets, the plans’ funded status and the amounts recognized in the consolidated balance sheet for LP administered plans:
	December 31,
	2000	1999
	(Dollar amounts in millions)
Change in Benefit Obligation:
Benefit obligation—January 1	$209.7	$122.4
Service cost	13.6	2.8
Interest cost	15.0	10.9
Amendments	(0.3)	17.3
Actuarial gain	(3.7)	(14.7)
Acquisitions	—	79.4
Curtailments/settlements	(1.1)	—
Benefits paid	(15.4)	(8.4)

Benefit obligation—December 31	$217.8	$209.7

Change in Assets:
Fair value of assets—January 1	$175.0	$106.9
Actual return on plan assets	8.0	5.0
Employer contribution	10.9	1.6
Acquisitions	—	69.9
Curtailments/settlements	(1.1)	—
Benefits paid	(15.4)	(8.4)

Fair value of assets—December 31	$177.4	$175.0

Reconciliation of Funded Status:
Funded status	$(40.4)	$(34.7)
Unrecognized actuarial loss	29.6	27.8
Unrecognized prior service cost	16.9	18.4
Unrecognized asset at transition	(1.7)	(3.3)

Prepaid benefit cost	$ 4.4	$ 8.2

Amounts Recognized in the Balance Sheet Consist of:
Prepaid benefit cost	$ 5.3	$ 5.4
Accrued benefit liability	(28.7)	(27.3)
Intangible asset	15.7	—
Deferred tax asset	4.7	11.6
Accumulated other comprehensive income	7.4	18.5

Net amount recognized	$ 4.4	$ 8.2

          The actuarial assumptions used to determine pension expense and the funded status of the plans were: a discount rate on benefit obligations of 7.75% in 2000, 7.50% in 1999 and 6.75% in 1998; an 8.75% expected long-term rate of return on plan assets for all three years; and a 4.5% increase in future compensation levels.

           Net periodic pension cost included the following components:

	Year Ended December 31
	2000	1999	1998
	(Dollar amounts in millions)
Service cost	$ 13.6	$ 2.8	$ 1.1
Interest cost	15.0	10.9	7.9
Expected return on plan assets	(15.3)	(12.6)	(9.2)
Amortization of prior service cost and net transition asset	0.2	0.8	(0.5)
Recognized net actuarial loss	1.2	—	—

Net periodic pension cost	$ 14.7	$ 1.9	$(0.7)

Defined Contribution Plans

          In 2000, these plans were primarily 401(k) plans for hourly and salaried employees in the U.S. which allow for pre-tax employee deferrals and a company match of up to 3.5% of an employee’s eligible wages (subject to certain limits). Under the profit sharing feature of these plans LP contributes a discretionary amount as a percentage of eligible wages. In 1999 and before, LP sponsored Employee Stock Ownership Plans under which 10% of eligible wages were contributed to the plans and invested in LP common stock. Included in the assets of the 401(k) and profit sharing plans are 9.7 million shares of LP common stock. Expenses related to defined contribution plans and multi-employer plans in 2000, 1999 and 1998 were $12.1 million, $26.6 million and $26.0 million.

Postretirement Benefits

          LP has several plans that provide minimal postretirement benefits other than pensions. The accrued postretirement benefit cost at December 31, 2000 was $6.7 million. Net expense related to these plans was not significant. LP does not generally provide post-employment benefits.

6.    Stock Options and Plans

          LP accounts for stock options and plans under the provisions of Accounting Principles Board Opinion No. 25. As permitted, LP applies only the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation” which establishes a fair value approach to measuring compensation expense related to employee stock plans. LP has recorded no compensation expense for stock option plans and stock purchase plans. Had compensation expense for LP’s stock-based compensation plans been determined based on the fair value at the grant dates under those plans consistent with the fair value methodology of SFAS 123, LP’s net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts indicated below:

	Year Ended December 31
	2000	1999	1998
	(Dollar amounts in millions, except per share)
Net income (loss)
As reported	$(13.8)	$216.8	$ 2.0
Pro forma	(21.8)	209.4	(4.0)
Net income (loss) per share—basic and diluted
As reported	$(0.13)	$ 2.04	$0.02
Pro forma	(0.21)	1.97	(0.04)

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model using the actual option terms with the following assumptions: a 2.3 percent to 4.6 percent dividend yield; volatility of 34 percent in 2000, 40 percent in 1999 and 39 percent in 1998; and an average risk free interest rate of 6.8 percent in 2000, 5.0 percent in 1999 and 5.3 percent in 1998.

Stock Option Plans

          LP grants options to key employees and directors to purchase LP common stock. The options are granted at 100 percent of market price at the date of grant. The options become exercisable over 3 years beginning one year after the grant date and expire 10 years after the date of grant. At December 31, 2000, 1.93 million shares were available under the current stock award plan for future option grants and all other stock-based awards.

          Changes in options outstanding and exercisable and weighted average exercise price were as follows:

	Number of Shares Year Ended December 31
	2000	1999	1998
	(Share amounts in thousands)
Outstanding Options
Options outstanding at January 1	3,221	2,823	2,373
Options granted	1,124	1,235	905
Options exercised	(6)	(183)	(113)
Options cancelled	(548)	(654)	(342)

Options outstanding at December 31	3,791	3,221	2,823

Options exercisable at December 31	1,835	1,246	1,170

Exercise Price
Options granted	$12.29	$19.13	$19.09

Options exercised	$11.80	$16.92	$14.85

Options cancelled	$18.31	$21.68	$21.08

Options outstanding	$17.82	$19.79	$18.11

Options exercisable	$20.10	$20.46	$21.41

Fair Value at Date of Grant
Options granted	$ 4.87	$ 7.55	$ 5.73

Performance-Contingent Stock Awards

          LP has granted performance-contingent stock awards to senior executives as allowed under the current stock award plan. The awards entitle the participant to receive a number of shares of LP common stock determined by comparing LP’s cumulative total stockholder return to the mean total stockholder return of five other forest products companies for the four-year period beginning in the year of the award. Awards are granted at a target share level. Depending on LP’s four-year total stockholder return, the actual number of shares issued at the end of the four-year period could range from zero to 200 percent of this target. LP did not record any compensation expense related to these awards in 2000, 1999, or 1998, based on the cumulative stockholders return for the applicable periods.

           Changes in performance-contingent stock awards were as follows:

	Number of Shares Year Ended December 31
	2000	1999	1998
Target shares—awards outstanding at January 1	154,641	97,370	54,569
Target shares—awards granted	111,783	57,271	64,064
Target shares—awards cancelled	—	—	(21,263)

Target shares—awards outstanding at December 31	266,424	154,641	97,370

Stock Purchase Plans

          LP offers employee stock purchase plans to most employees. Under each plan, employees may subscribe to purchase shares of LP stock over 24 months at 85 percent of the market price. At December 31, 2000, 123,742 shares were subscribed at $13.04 per share under the 1999 offering of the 1998 Employee Stock Purchase Plan. During 2000, LP issued 21,936 shares to employees at an average price of $8.91 under all Employee Stock Purchase Plans.

Executive Loan Program

          In November 1999, the subcommittee of the Compensation Committee approved an Executive Loan Program under which up to 1,700,000 shares of the Common Stock were offered by LP for purchase prior to January 23, 2000, by LP’s executive officers, Business Team Leaders, and other executives designated by its chief executive officer. In November 2000, this subcommittee of the Compensation Committee authorized additional loans under the Executive Loan Program during the 60-day period which ended January 23, 2001. During 2000, LP added four additional participants to the program. These participants purchased 200,430 shares of LP’s stock with total loan proceeds of $1.9 million. Also during 2000, two executives paid off their loans and accrued interest. The total loan principal of these two loans was $1.0 million.

          Participants were permitted to borrow up to 100 percent of the purchase price of the shares to be purchased, which was equal to the closing price of the Common Stock on the New York Stock Exchange (NYSE) on the date of delivery to LP of a participant’s election to participate. The maximum amount an individual was permitted to borrow was three times his or her annual base pay. The loans bear interest at the annual rate of 6.02 percent.

          Interest and principal are due and payable at the earlier of January 23, 2006, or 30 days following the executive’s resignation or involuntary termination of employment. The loans are unsecured. With respect to loans outstanding on or entered into after November 24, 2000, if the executive remains continuously employed by LP through the following dates, the loan balance at that date will be forgiven in the following percentages: January 23, 2004, 50 percent of the original principal; January 23, 2005, an additional 25 percent of the principal plus 50 percent of the accrued interest; and January 23, 2006, all remaining principal and accrued interest. If an executive’s employment terminates due to death, disability, or termination by LP without cause or a change in control of LP occurs, his or her loan will be forgiven in a prorated amount of the percentages specified above based on the amount of time elapsed since January 23, 2001. In addition, if the Common Stock has traded on the NYSE for at least five consecutive trading days at specified price levels or above during the 12-month period immediately preceding January 23, 2004 or 2005 and the executive remains employed by LP, the following additional percentages of the loan balance will be forgiven: January 23, 2004, 25 percent of the principal and 50 percent of the accrued interest at a price level of $16.00 per share or 50 percent of the principal and 100 percent of the interest at a price level of $20.00 per share; and January 23, 2006, all remaining principal and accrued interest at a price level of $18.00 per share. No amount of a loan will be forgiven if the executive does not still own, as of the applicable date, all shares purchased under the Executive Loan Program. As of December 31, 2000, the current balance of these loans is $10.8 million and is recorded in paid-in capital.

7.    Unusual Credits and Charges, Net

          The major components of “Unusual Credits and Charges, Net” in the statements of income for the years ended December 31, were as follows:

	Year Ended December 31
	2000	1999	1998
	(Dollar amounts in millions)

Additions to contingency reserves	$(16.7)	$(20.0)	$(284.5)
Long-lived asset impairment charges	(62.7)	(7.6)	(162.9)
Gain on asset sales	6.1	19.7	381.3
Gain on insurance recoveries	28.4	—	28.4
Gain (loss) on contract settlement	(11.4)	7.0	—
Severance and other	(14.2)	(7.3)	(10.1)

	$(70.5)	$ (8.2)	$ (47.8)

2000

          In 2000, LP increased its reserves for litigation and environmental liabilities by $16.7 million. Of this total, $4.3 million was recorded in third quarter related to adjustment of environmental reserves at a number of sites to reflect current estimates of clean-up costs (see Note 8 for further details). An additional $5.4 million was related to increases in reserves associated with non-product litigation and $7.0 million with the write off of a note receivable associated with the sale of certain assets of Ketchikan Pulp Company, both recorded in the fourth quarter.

          LP recognized $62.7 million in impairment charges on long lived assets. Of this total, $40 million was recorded in the second quarter related to the Samoa pulp mill to reduce the carrying value of the fixed assets to be sold to their estimated fair value. See Note 12 for a subsequent event related to this facility. During the third and fourth quarter, impairment charges were recognized on the permanent closure of a plywood plant, two MDF facilities, a veneer facility and a hardboard facility. In connection with this decision, management estimated the fair value of these facilities by taking into account relevant factors such as the continuing decline in commodity priced products, the fair value of the real estate and the numerous mills being offered for sale by others. These valuations resulted in a write downs of $22.7 million. The operating losses of these facilities in 2000 were approximately $9.6 million. Although management is currently pursuing disposal of these facilities, the timing of such disposal is not presently determinable.

          In 2000, LP recorded total gains on asset sales of $6.1 million. LP recorded a $2.7 million gain on the sale of a hardwood veneer facility and a $3.4 million gain on the sale of a non-operating facility in the third quarter.

          During 2000, LP recognized $28.4 million in insurance settlements. This amount is comprised of $10.6 million related to the 1999 fire at the Athens, Georgia OSB facility recorded in the third quarter and $17.2 million associated with insurance recoveries related to OSB siding of which $5 million was recorded in the first quarter and $12.2 million was recorded in the second quarter.

          In connection with the public debt offering, LP had entered into an interest rate hedge. Due to the significant decrease in treasury rates, LP incurred a loss of $11.4 million on this hedge. This was recorded in the second and third quarters.

           Charges for severance and other costs totaled $14.2 million in 2000. These charges were primarily related to closures of mills as discussed above and $2.3 million associated with reorganization of administrative functions recorded in the fourth quarter.

          Also LP recognized a loss of $5.3 million associated with its share of restructuring charges at GreenFiber, the joint venture between LP and Casella Waste Systems, Inc. This loss is reported on the line item “Equity in earnings of unconsolidated affiliate” in LP’s income statement and was recorded in the fourth quarter.

1999

          In the third quarter of 1999, LP’s Ketchikan Pulp Company (KPC) subsidiary increased its reserves for environmental liabilities by $20.0 million as a result of changes in facts and circumstances at KPC sites and as a result of additional facts discovered, largely during activities to prepare for the sale of the majority of KPC assets. This is an estimate primarily for future costs of remediation of hazardous or toxic substances on various sites owned or used by KPC and for closing and monitoring activities.

          In the third quarter 1999, LP recorded a $7.6 million asset impairment charge primarily in relation to the sale of the KPC facilities to reduce the carrying value of the fixed assets sold to fair value at the date of sale. The sale of KPC assets for approximately $11.5 million in cash and promissory notes was completed in November 1999, (as noted above, the notes were written off in the fourth quarter of 2000).

          In 1999, LP recorded total gains on the sale of assets of $19.7 million. In the second quarter, LP sold timber and approximately 5,500 acres of timberlands in Texas recording a $5.2 million gain on the sale. In December 1999, LP sold the assets of its Associated Chemists, Inc. (ACI) subsidiary, recording a gain of $14.5 million. ACI is a manufacturer of coatings and chemicals.

          In the third quarter 1999, KPC recorded a $5.0 million gain under a 1997 agreement with the U.S. government based on satisfaction of requirements under the agreement. KPC also received $2.0 million from a local government agency upon satisfaction of certain obligations with that agency.

          Other losses of $7.3 million are primarily to due to the write off of a note receivable received in a sale of assets in 1998.

1998

          In 1998, LP increased its reserves for litigation and environmental liabilities by $284.5 million. Of this total, $257.7 million related to adjustments to then current estimates of liabilities for product-related litigation and legal costs, including enhancements to the national siding class-action settlement. Those estimates are based on management’s regular monitoring of changes in the facts and circumstances surrounding the various legal and environmental matters and related accruals. Additional charges were taken for the settlement of the Montrose criminal matter and adjustments to then current estimates of environmental liabilities and other litigation. See Note 8 to the financial statements for a further discussion of significant litigation and environmental matters.

          LP recorded long-lived asset impairment charges totaling $162.9 million on its pulp mill in Chetwynd, British Columbia, a roof shake plant in California, logging roads in Alaska and the assets of the Creative Point, Inc. subsidiary.

           In the third quarter of 1998, LP decided to sell or liquidate the Chetwynd pulp mill facility. In connection with this decision, management estimated the fair value of the facility, taking into account relevant factors such as the continuing Asian economic crisis and the numerous pulp mills being offered for sale by others. This valuation resulted in a $136.1 million write-down of the facility, including the cumulative translation adjustment of $50.2 million previously recorded within stockholders’ equity. The operating loss of this facility in 1998 was approximately $23 million. Although management is currently pursuing disposal or liquidation of the facility, due to market conditions the timing of such disposal or liquidation is not presently determinable.

          The roof shake plant was part of the portfolio of non-strategic assets announced for sale in October 1997. As prospective buyers performed their due diligence reviews, their preliminary non-binding offers were either withdrawn or reduced to unacceptable levels, resulting in a decision on the part of LP to permanently shut down the facility. This decision resulted in a write-down of $14.8 million over the amounts recorded in 1997. The operating loss of this facility was approximately $5 million in 1998.

          The logging roads in Alaska ceased to be used by LP following the expiration of a timber harvesting agreement with the U.S. Forest Service. The agreement expired in 1999. As part of its budgeting process for 1999, LP determined that the logging roads were impaired based on the expected operating results of KPC through the scheduled expiration date of the agreement. Accordingly, LP recorded a $10 million write-down on these logging roads in the third quarter of 1998.

          The write-down of the Creative Point, Inc. subsidiary assets recorded in the third quarter of 1998 was $2 million. The asset sale occurred in the fourth quarter of 1998. During the time period between the buyer’s initial offer and the closing date of the sale, Creative Point’s operating results fell short of expectations, and the buyer reduced its offering price. Consequently, the transaction, which LP originally believed would result in a minor gain, resulted in a loss. The operating loss of this subsidiary was approximately $4 million in 1998.

          The net carrying amount of the above assets to be disposed of was approximately $87 million after the write-downs were recorded.

          In 1998, LP recorded gains on the sale of assets in the amount of $381.3 million. Total proceeds from the sale of assets were $729.0 million, consisting of $367.6 million of cash and $361.4 million of notes receivable. Assets sold during the year were primarily those identified for sale in 1997, including timber and timberlands, sawmills and distribution centers in California, and the Weather-Seal window and door operations.

          LP recovered $28.4 million, net of certain professional fees, from several of its insurance carriers for costs incurred in defending and settling the product class-action lawsuits.

          Charges for severance and other costs, primarily at the roof shake plant, totaled $10.1 million in 1998. The severance charges were $.5 million for approximately 110 employees of the roof shake facility (as of December 31, 2000 $.3 million had been paid and charged against the liability). Included in the total are inventory write-downs and other shut-down related costs at the roof shake plant totaling $6.1 million. Additionally, LP wrote off $3.5 million of deferred start-up costs upon adoption of a new accounting standard.

8.    Contingencies

Environmental Proceedings

          In March 1995, LP’s subsidiary Ketchikan Pulp Company (“KPC”) entered into an agreement with the federal government to resolve violations of the Clean Water Act and the Clean Air Act that occurred at KPC’s former pulp mill during the late 1980s and early 1990s. Although KPC sold the mill site and related facilities in 1999, it remains obligated under these agreements to undertake certain projects relating to the investigation and remediation of Ward Cove, a body of water adjacent to the mill site. During November 2000, KPC finalized a consent decree with the federal government to complete cleanup activities at the mill site and Ward Cove. This consent decree supersedes the 1995 agreements. Total costs for the investigation and cleanup of Ward Cove are estimated to cost approximately $6.7 million (of which approximately $3.4 million had been spent at December 31, 2000).

          In connection with the clean-up of KPC’s former log transfer facilities; the United States Forest Service (the “USFS”) has asserted that KPC is obligated to adhere to more stringent clean-up standards than those imposed by the Alaska Department of Environmental Conservation. The USFS has also asserted that previously closed-out facilities may need to be re-evaluated. LP disputes the authority of the USFS to require KPC to adhere to the more stringent standards, or to re-evaluate closed-out facilities. Adherence to the more stringent standards and/or re-evaluation of closed-out facilities, if ultimately required, could substantially increase the cost of the clean-up.

          LP is involved in a number of other environmental proceedings and activities, and may be wholly or partially responsible for known or unknown contamination existing at a number of other sites at which it has conducted operations or disposed of wastes. Based on the information currently available, management believes that any fines, penalties or other costs or losses resulting from these matters will not have a material adverse effect on the financial position, results of operations, cash flows or liquidity of LP.

          LP maintains a reserve for estimated environmental loss contingencies. The balance of the reserve was $40.1 million and $48.2 million at December 31, 2000 and 1999, respectively, of which $12.9 million and $18.2 million related to matters associated with the operations formerly conducted by KPC. The remainder of these balances were primarily for estimated future costs of remediation of hazardous or toxic substances at numerous sites currently or previously owned by the Company and closing and monitoring landfills. LP’s estimates of its environmental loss contingencies are based on various assumptions and judgments, the specific nature of which varies in light of the particular facts and circumstances surrounding each environmental loss contingency. These estimates typically reflect assumptions and judgments as to the probable nature, magnitude and timing of required investigation, remediation and/or monitoring activities and the probable cost of these activities, and in some cases reflect assumptions and judgments as to the obligation or willingness and ability of third parties to bear a proportionate or allocated share of the cost of these activities. Due to the numerous uncertainties and variables associated with these assumptions and judgments, and the effects of changes in governmental regulation and environmental technologies, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. LP regularly monitors its estimated exposure to environmental loss contingencies and, as additional information becomes known, may change its estimates significantly. However, no estimate of the range of any such change can be made at this time. LP’s estimates of its environmental loss contingencies do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier’s agreement to payment terms. In those instances in which LP’s estimated exposure reflects actual or anticipated cost-sharing arrangements with third parties, LP does not believe that it will be exposed to additional material liability as a result of non-performance by such third parties.

           The activity in LP’s reserve for estimated environmental loss contingency reserves for the last three years is summarized in the following table.

	Year ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Beginning balance	$ 48.2	$ 27.9	$ 29.3
Accrued to expense during the year	10.0	24.7	24.2
Liabilities of acquired companies	(1.0)	7.5	—
Payments made	(17.9)	(18.3)	(20.1)
Other	0.8	6.4	(5.5)

Ending balance	$ 40.1	$ 48.2	$ 27.9

          In the second quarter of 1998, two environmental accruals were made. In connection with the sale of certain properties in California, LP estimated that retained environmental liabilities were approximately $6.9 million. In addition, $6.0 million was added to the environmental accrual related to a criminal proceeding in Colorado. In the third quarter of 1998, $1.8 million was accrued in connection with newly identified sites and revised estimates at other sites. Also during the quarter, the accruals for KPC environmental matters were increased by an additional $7.5 million as a result of (i) revised cost estimates provided by the contractors performing asset removal and demolition activities, (ii) additional assets, which had initially been expected to be sold, becoming unsalable due to deteriorating conditions in the pulp market and, consequently, being slated for demolition and removal, (iii) the completion of the EPA’s review of the remediation investigation report relating to upland properties, and (iv) experience indicating that hog fuel removal costs would be greater than originally estimated. In the fourth quarter, $2.0 million was accrued in connection with revised estimates at other sites.

          In 1999, KPC increased its reserves for environmental liabilities by $23.7 million (including $20.0 million charged to Unusual Credits and Charges, Net) as a result of changes in facts and circumstances at KPC sites and as a result of additional facts discovered, largely during activities to prepare for the sale of the majority of KPC assets. This is an estimate primarily for future costs of remediation of hazardous or toxic substances on various sites owned or used by KPC and for closing and monitoring activities. The remaining 1999 accruals related to revised estimates at other sites.

          During 2000, LP adjusted its reserves at a number of sites to reflect current estimates of clean-up costs, including estimated clean up costs at manufacturing sites permanently closed during the year and newly discovered sites requiring clean up. The most significant adjustment occurred at sites in Quebec that LP acquired in the Forex transaction in 1999. As the sites were cleaned up, initial liability estimates that were recorded in the Forex purchase price proved inadequate due to the discovery of additional material requiring clean up and the determination that higher cost methods of remediation were required. LP therefore accrued an additional $3.6 million to reflect the updated estimated costs of clean up. The reserve adjustments at other sites were not individually significant.

OSB Siding Matters

          In 1994 and 1995, LP was named as a defendant in numerous class action and nonclass action proceedings brought on behalf of various persons or purported classes of persons (including nationwide classes in the United States and Canada) who own or purchased or used OSB siding manufactured by LP. In general, the plaintiffs in these actions alleged unfair business practices, breach of warranty, misrepresentation, conspiracy to defraud and other theories related to alleged defects, deterioration or failure of OSB siding products.

           In June 1996, the U.S. District Court for the District of Oregon approved a settlement between LP and a nationwide class composed of all persons who own, have owned, or acquire property on which LP’s OSB siding was installed prior to January 1, 1996, excluding persons who timely opted out of the settlement and persons who are members of the settlement class in the Florida litigation described below. Under the settlement agreement, an eligible claimant whose claim is filed prior to January 1, 2003 (or earlier in certain cases) and is approved by an independent claims administrator is entitled to receive from the settlement fund established under the agreement a payment equal to the replacement cost (determined by a third-party construction cost estimator and currently estimated to be in the range of $2.20 to $6.40 per square foot depending on the type of product and geographic location) of damaged siding, reduced by a specific adjustment (of up to 65%) based on the age of the siding. Class members who previously submitted or resolved claims under any other warranty or claims program of LP may be entitled to receive the difference between the amount payable under the settlement agreement and the amount previously paid. The extent of damage to OSB siding at each claimant’s property is determined by an independent adjuster in accordance with a specified protocol. Settlement payments are not subject to adjustment for improper maintenance or installation.

          A claimant who is dissatisfied with the amount to be paid under the settlement may elect to pursue claims against LP in a binding arbitration seeking compensatory damages without regard to the amount of payment calculated under the settlement protocol. A claimant who elects to pursue an arbitration claim must prove his entitlement to damages under any available legal theory, and LP may assert any available defense, including defenses that otherwise had been waived under the settlement agreement.

          The settlement requires LP to contribute $275 million to the settlement fund. Approximately $271 million of that obligation had been satisfied at December 31, 2000 through cash payments on a discounted basis of approximately $261 million. LP’s remaining mandatory contributions to the settlement fund are due in June 2001 (approximately $2 million) and June 2002 (approximately $2 million). In addition to its mandatory contributions, at December 31, 2000, LP had paid, on a discounted basis, approximately $97 million of its two $50 million optional contributions, at a cost to LP of approximately $66 million, and LP has committed to the court that it would make the balance of these two optional contributions when they became due in August 2001 and August 2002. LP was entitled to make its mandatory and optional contributions to the settlement fund on a discounted basis as a result of a court-approved early payment program (the “Early Payment Program”).

          During 2000, LP offered eligible claimants the opportunity to receive a pro rata share of the court approved second settlement fund (the “Second Settlement Fund”) in satisfaction of their claims. Pursuant to this offer, LP paid approximately $114 million from the Second Settlement Fund in satisfaction of approximately $319 million in claims. During 2000, most of the payments under the Second Settlement Fund were completed. Claimants who accepted payment from the Second Settlement Fund may not file additional claims under the settlement. Claimants who elected not to participate in the Second Settlement Fund remain bound by the terms of the original settlement.

          At December 31, 2000, the estimated amount of approved but unpaid claims under the settlement agreement exceeded the sum of the then-current balance of the settlement fund and LP’s remaining mandatory and committed optional contributions to the settlement fund by approximately $93 million. Approximately 15,408 new claims were filed during 2000.

          Based upon the payments that LP has made and committed to make, the settlement will continue in effect until at least August 2003. Within 60 days after June 7, 2003, the Claims Administrator shall notify LP of the dollar value of all remaining unfunded and approved claims. LP shall then have 60 days to notify the Claims Administrator whether LP elects to fund all such remaining claims. If LP elects to fund those claims, then LP will pay by the end of the next 12-month period (2004) the greater of: (i) 50% of the aggregate sum of those claims (with the remaining 50% to be paid by 12 months thereafter in 2005); or (ii) 100% of the aggregate sum of those claims, up to a maximum of $50 million (with all remaining claims paid 12 months thereafter in 2005). If LP elects not to pay the unpaid claims pursuant to the settlement, the settlement will terminate with respect to such unpaid claims and all unpaid claimants will be free to pursue their individual remedies from and after the date of LP’s election.

          If LP makes all contributions to the original settlement fund required under the settlement agreement, including all additional optional contributions as specified above, class members will be deemed to have released LP from all claims for damaged OSB siding, except for claims arising under their existing 25-year limited warranty after termination of the settlement agreement. The settlement agreement does not cover consequential damages resulting from damage to OSB Inner-Seal siding or damage to utility grade OSB siding (sold without any express warranty), either of which could create additional claims. In addition to payments to the settlement fund, LP was required to pay fees of class counsel in the amount of $26.25 million, as well as expenses of administering the settlement fund and inspecting properties for damage and certain other costs.

          A settlement of a related class action in Florida was approved by the Circuit Court for Lake County, Florida, on October 4, 1995. Under the settlement, LP established a claims procedure pursuant to which members of the settlement class could report problems with LP’s OSB siding and have their properties inspected by an independent adjuster, who would measure the amount of damage and also determine the extent to which improper design, construction, installation, finishing, painting, and maintenance may have contributed to any damage. The maximum payment for damaged siding is $3.40 per square foot for lap siding and $2.82 per square foot for panel siding, subject to reduction by up to 75 percent for damage resulting from improper design, construction, installation, finishing, painting, or maintenance, and also subject to reduction for age of siding more than three years old. LP has agreed that the deduction from the payment to a member of the Florida class will not be greater than the deduction computed for a similar claimant under the national settlement agreement described above. Class members were entitled to make claims until October 4, 2000. By December 31, 2000, approximately 26,000 Florida class action claims had been paid. Although new claims are no longer being accepted, there remain approximately 700 claims that were timely made for which inspections still must be conducted. In addition, there are approximately 700 claims that were timely made but that have been identified as requiring additional information before they will be processed.

ABT Hardboard Siding Matters

          ABT Building Products Corporation (“ABT”), ABTco, Inc., a wholly owned subsidiary of ABT (“ABTco” and, together with ABT, the “ABT Entities”), Abitibi-Price Corporation (“Abitibi”), a predecessor of ABT, and certain affiliates of Abitibi (the “Abitibi Affiliates” and, together with Abitibi, the “Abitibi Entities”) have been named as defendants in a conditionally certified class action filed in the Circuit Court of Choctaw County, Alabama, on December 21, 1995 and in nine other putative class action proceedings filed in the following courts on the following dates: the Court of Common Pleas of Allegheny County, Pennsylvania on August 8, 1995; the Superior Court of Forsyth County, North Carolina on December 27, 1996; the Superior Court of Onslow County, North Carolina on January 21, 1997; the Court of Common Pleas of Berkeley County, South Carolina on September 25, 1997; the Circuit Court of Bay County, Florida on March 11, 1998; and the Superior Court of Dekalb County, Georgia on September 25, 1998. ABT and Abitibi have also been named as defendants in a putative class action proceeding filed in the Circuit Court of Jasper County, Texas on October 5, 1999. These actions were brought on behalf of various persons or purported classes of persons (including nationwide classes) who own or have purchased or installed hardboard siding manufactured or sold by the defendants. In general, the plaintiffs in these actions have claimed unfair business practices, breach of warranty, fraud, misrepresentation, negligence, and other theories related to alleged defects, deterioration, or other failure of such hardboard siding, and seek unspecified compensatory, punitive, and other damages (including consequential damage to the structures on which the siding was installed), attorneys’ fees and other relief. In addition, Abitibi has been named in certain other actions, which may result in liability to ABT under the allocation agreement between ABT and Abitibi described below.

          LP, the ABT Entities and the Abitibi Entities have also been named as defendants in a putative class action proceeding filed in the Circuit Court of Jackson County, Missouri on April 22, 1999, and LP, the ABT Entities and Abitibi have been named as defendants in a putative class action proceeding filed in the District Court of Johnson County, Kansas on July 14, 1999. These actions were brought on behalf of purported classes of persons in Missouri and Kansas, respectively, who own or have purchased hardboard siding manufactured by the defendants. In general, the plaintiffs in these proceedings have claimed breaches of warranty, fraud, misrepresentation, negligence, strict liability and other theories related to alleged defects, deterioration or other failure of such hardboard siding, and seek unspecified compensatory, punitive and other damages (including consequential damage to the structures on which the siding was installed), attorneys’ fees and other relief.

          On September 21, 2000, the Circuit Court of Choctaw County, Alabama, under the caption Foster, et al. v. ABTco, Inc., ABT Building Products Corporation, Abitibi-Price, Inc. and Abitibi-Price Corporation (No. CV95-151-M), approved a settlement agreement among the defendants and attorneys representing a nationwide class composed of all persons who own or formerly owned homes or, subject to limited exceptions, other buildings or structures on which hardboard siding manufactured by the defendants was installed between May 15, 1975 and May 15, 2000. Except for approximately 30 persons who timely opted out, the settlement includes and binds all members of the settlement class and resolves all claims asserted in the various proceedings described above. Under the settlement agreement, class members who have previously made a warranty claim or have already repaired or replaced their siding will have until May 15, 2001 to file a claim; class members whose siding was installed between May 15, 1975 and May 15, 1976 will have at least nine months following the date on which the settlement becomes final and nonappealable to file their claims; and all other class members will have twenty-five years after their siding was installed to file a claim.

          Under the settlement agreement, the defendants will be entitled to elect to make an offer of settlement to an eligible claimant based on the information set forth in the claim submitted by such claimant, and such claimant will be entitled to accept or reject the offer. If an eligible claimant declines the offer, or if no offer is made, such claimant will be entitled to a payment based on an independent inspection. Such payments will be based on a specified dollar amount (calculated on the basis of statewide averages and ranging from $2.65 to $6.21, depending upon the state) per square foot of covered siding that has experienced specified types of damage, subject to reduction based on the age of the damaged siding and any failure to paint the damaged siding within stated intervals (except in the case of damaged siding installed on mobile homes, as to which a uniform 50% reduction will apply in all circumstances). If applicable, payments under the settlement will also be subject to reduction to reflect any warranty payments or certain other payments previously recovered by a claimant on account of the damaged siding. Under the settlement agreement, ABT will be required to pay the expenses of administering the settlement and certain other costs.

          Potential members of the settlement class had the election to opt out of the settlement class by submitting a written request no later than July 31, 2000. The ABT Entities received approximately 30 timely opt-outs.

          The foregoing description of the settlement agreement does not purport to be complete, and is qualified in its entirety by reference to the full text thereof, which is filed as Exhibit 10.1 to LP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 and incorporated herein by reference.

          ABT and Abitibi have agreed to an allocation of liability with respect to claims relating to (1) siding sold by the ABT Entities after October 22, 1992 (“ABT Board”) and (2) siding sold by the Abitibi Entities on or before, or held as finished goods inventory by the Abitibi Entities on, October 22, 1992 (“Abitibi Board”). In general, ABT and Abitibi have agreed that all amounts paid in settlement or judgment (other than any punitive damages assessed individually against either the ABT Entities or the Abitibi Entities) following the completion of any claims process resolving any class action claim (including consolidated cases involving more than 125 homes owned by named plaintiffs) shall be paid (a) 100% by ABT insofar as they relate to ABT Board, (b) 65% by Abitibi and 35% by ABT insofar as they relate to Abitibi Board, and (c) 50% by ABT and 50% by Abitibi insofar as they cannot be allocated to ABT Board or Abitibi Board. In general, amounts paid in connection with class action claims for joint local counsel and other joint expenses, and for plaintiffs’ attorneys’ fees and expenses, are to be allocated in a similar manner, except that joint costs of defending and disposing of class action claims incurred prior to the final determination of what portion of claims relate to ABT Board and what portion relate to Abitibi Board are to be paid 50% by ABT and 50% by Abitibi (subject to adjustment in certain circumstances). ABT and Abitibi have also agreed to certain allocations (generally on a 50/50 basis) of amounts paid for settlements, judgments and associated fees and expenses in respect of non-class action claims relating to Abitibi Board. ABT is solely responsible for such amounts in respect of claims relating to ABT Board.

          Based on the information currently available and previously recorded reserves, management believes that the resolution of the foregoing ABT hardboard siding matters will not have a material adverse effect on the financial position, results of operations, cash flows or liquidity of LP.

Nature Guard Cement Shakes Matters

          LP has been named as defendant in a putative class action filed in the Superior Court of California, County of Stanislaus on January 9, 2001 captioned Virginia L. Davis v. Louisiana-Pacific Corporation. The action was filed on behalf of a purported class of persons nationwide owning structures on which LP’s Nature Guard cement shakes were installed as roofing. The plaintiff generally alleges negligence, unfair business practices, false advertising, breach of warranties, fraud and other theories related to alleged defects, and failure of such cement shakes as well as consequential damages to other components of the structures where the cement shakes were installed. Plaintiff seeks general, compensatory, special and punitive damages as well as disgorgement of profits and the establishment of a fund to provide restitution to the purported class members.

          LP no longer manufactures cement shakes, but established and maintains a claims program for the Nature Guard shakes previously sold by it. LP believes that it has substantial defensives and intends to defend this action vigorously. At the present time, LP cannot predict the potential financial impact of the above action.

Other Proceedings

          LP and its subsidiaries are parties to other legal proceedings. Based on the information currently available, management believes that the resolution of such proceedings will not have a material adverse effect on the financial position, results of operations, cash flows or liquidity of LP.

Contingency Reserves

          LP maintains loss contingency reserves in addition to the environmental reserves discussed above. The balance of these reserves, exclusive of the environmental reserves discussed above, was $121.5 million and $260.6 million at December 31, 2000 and 1999, respectively (of which $90.4 million and $226.5 million, respectively, related to OSB siding contingencies). LP’s estimates of its non-environmental loss contingencies are based on various assumptions and judgments. In the case of the OSB siding contingency reserves, these assumptions and judgments relate to, among other things: the timing and magnitude (in terms of both the number of claims and the square footage of damaged siding) of additional claims; the extent to which claims may be resolved through means other than those provided for in the applicable settlement; and the costs associated with the administration of the settlement and the resolution of disputes and other legal matters. Due to the numerous uncertainties and variables associated with these assumptions and judgments, both the precision and reliability of the resulting estimates of the related contingencies are subject to substantial uncertainties. LP regularly monitors its estimated exposure to non-environmental loss contingencies and, as additional information becomes known, may change its estimates significantly. While no estimate of the range of any such change can be made at this time, the amount that LP may ultimately pay in connection with these matters could materially exceed, in the near term, the amounts accrued to date. LP’s estimates of its loss contingencies do not reflect potential future recoveries from insurance carriers except to the extent that recovery may from time to time be deemed probable as a result of a carrier’s agreement to payment terms.

          The activity in the portion of LP’s loss contingency reserves relating to OSB siding contingencies for the last three years is summarized in the following table.

	Year ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Beginning balance	$226.5	$323.9	$164.7
Accruals made during the year	—	—	247.5
Payments made	(136.1)	(97.4)	(100.8)
Insurance recovery	—	—	12.5

Ending balance	$ 90.4	$226.5	$323.9

          In the third quarter of 1998, following court approval of the Early Payment Program and the Second Settlement Fund, LP accrued an additional $247.5 million based on the estimated costs of the Early Payment Program and the Second Settlement Fund and revised estimates of the future costs of the Florida class action, warranty costs after the termination of settlements, legal and administration costs, and estimated payments to claimants whose claims are not discharged pursuant to the settlements.

9.    Commitments

          LP is obligated to purchase timber under certain cutting contracts which extend to 2004. LP’s best estimate of its commitment at current contract rates under these contracts at December 31, 2000 is approximately $20.6 million for approximately 116 million board feet of timber.

          Payments under all operating leases that were charged to expense during 2000, 1999, and 1998 were $35.3 million, $28.2 million and $17.7 million. Future minimum rental payments under non-cancelable operating leases are not material.

10.    Segment Information

          LP operates in five major business segments: Structural Products, Exterior Products, Industrial Panel Products, Other Products, and Pulp. LP’s business units have been aggregated into these five reportable segments based on the similarity of economic characteristics, customers, distributions methods and manufacturing processes. Segment information was prepared in accordance with the same accounting principles as those described in Note 1 to the financial statements. LP evaluates the performance of its business segments based on operating profits excluding unusual credits and charges, general corporate and other expenses, interest, equity in earnings of unconsolidated affiliate and income taxes.

          The Structural Products segment includes OSB, plywood, lumber, engineered wood products (EWP), primarily LVL and I-joists and wood fiber resources. The Exterior Products segment includes wood and vinyl siding and related accessories, composite decking and specialty OSB products. The Industrial Panel Products segment includes particleboard, medium density fiberboard (MDF), hardboard and decorative panels. The Other Products segment includes distribution facilities, plastic moldings, wood chips, coatings and specialty chemicals (sold in December of 1999), cellulose insulation (contributed to a joint venture in August of 2000), Ireland operations, Alaska lumber and logging operations (sold in November of 1999) and other products. The Pulp segment includes the wood pulp products of LP’s two pulp mills.

          Export sales are primarily to customers in Asia and Europe. Information about LP’s geographic segments is as follows:

	Year ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Total Sales—Point of Origin(2):
U.S.	$2,331	$2,743	$2,366
Canada and other	832	455	166
Intersegment sales to U.S.	(230)	(126)	(81)

Total sales	$2,933	$3,072	$2,451

Export Sales (included above)	$ 325	$ 193	$ 128

Operating Profit (Loss):
U.S.	$ 210	$ 391	$ 273
Canada and other	78	89	(105)
Unusual credits and charges, net(1)	(71)	(8)	(48)
General corporate expense and interest, net	(235)	(115)	(107)

Income (loss) before taxes, minority interest and equity in earnings of unconsolidated affiliate	$ (18)	$ 357	$ 13

Identifiable Assets:
U.S.	$2,274	$2,335	$2,279
Canada and other	1,101	1,153	240

Total assets	$3,375	$3,488	$2,519

           Information about LP’s product segments is as follows:
	Year ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Total Sales(2):
Structural products	$1,817	$1,876	$1,307
Exterior products	329	276	116
Industrial panel products	287	300	192
Other products	348	477	731
Pulp	152	143	105

Total sales	$2,933	$3,072	$2,451

Operating Profit (Loss):
Structural products	$ 173	$ 440	$ 198
Exterior products	19	53	22
Industrial panel products	2	13	6
Other products	(12)	(11)	(20)
Pulp	13	(15)	(38)
Unusual credits and charges, net(1)	(71)	(8)	(48)
General corporate and other expense, net	(99)	(103)	(94)
Interest, net	(43)	(12)	(13)

Income (loss) before taxes, minority interest and equity in earnings of unconsolidated affliate	$ (18)	$ 357	$ 13

	Year ended December 31,
	2000	1999	1998
	(Dollar amounts in millions)
Identifiable Assets:
Structural products	$1,689	$1,738	$ 927
Exterior products	203	199	46
Industrial panel products	142	160	124
Other products	228	174	255
Pulp	143	176	178
Non-segment related	970	1,041	989

Total assets	$3,375	$3,488	$2,519

Depreciation, Amortization and Cost of Timber Harvested:
Structural products	$ 167	$ 123	$ 105
Exterior products	20	14	7
Industrial panel products	14	14	5
Other products	14	17	27
Pulp	10	11	12
Non-segment related	11	23	29

Total depreciation, amortization and cost of timber harvested	$ 236	$ 202	$ 185

Capital Expenditures:
Structural products	$ 146	$ 94	$ 87
Exterior products	27	3	1
Industrial panel products	7	6	2
Other products	20	8	18
Pulp	2	4	7
Non-segment related	18	3	8

Total capital expenditures	$ 220	$ 118	$ 123

(1)	See Note 7 to the financial statements for an explanation of unusual credits and charges, net.

(2)	Numbers are adjusted to reflect the adoption of EITF Issue No. 00-10.

11.    Acquisitions

          On February 25, 1999, LP acquired the capital stock of ABT Building Products Corporation (ABT) for approximately $164 million in cash. Concurrent with the acquisition, LP also paid off approximately $49 million of ABT debt. In connection with the acquisition of ABT, LP borrowed $100 million under a new uncommitted bank credit facility ($50 million of which was repaid in September 1999 and $50 million of which was repaid in October 1999) and increased its net revolving borrowings under its existing credit facility by $65 million (which was fully repaid in September 1999). The acquisition was accounted for as a purchase and ABT’s results of operations for the period subsequent to the acquisition have been included in LP’s Consolidated Statements of Income for the years ended December 31, 1999 and 2000. The purchase price was allocated to the assets and liabilities of ABT based on their estimated fair values. Based on these estimates, LP recorded $53 million of goodwill in its Consolidated Balance Sheet at December 31, 1999, which is being amortized using the straight-line method over 15 years.

          On September 14, 1999, LP acquired the capital stock of Le Groupe Forex Inc. (Forex) for a total purchase price of approximately $516.5 million. Approximately $376.6 million of this amount had been paid in cash and approximately $139.9 million was paid through the issuance of promissory notes to Forex shareholders. Concurrent with the acquisition, LP also paid off approximately $101.5 million of Forex debt. In connection with the acquisition of Forex, LP borrowed $426.6 million under new uncommitted bank credit facilities. The acquisition was accounted for as a purchase and Forex’s results of operations for the period subsequent to the acquisition have been included in LP’s Consolidated Statements of Income for the years ended December 31, 1999 and 2000. The purchase price was allocated to the assets and liabilities of Forex based on their estimated fair values. Based on these estimates, LP recorded $271.0 million of goodwill in its Consolidated Balance Sheet at December 31, 1999, which is being amortized using the straight-line method over 15 years.

          The following unaudited pro forma financial information gives effect to the acquisitions of ABT and Forex as if they had been consummated at the beginning of each period presented.

	Year Ended Dec. 31,
	1999	1998
	(Dollar amounts in millions except per share)
Net sales	$3,110.5	$2,736.7
Net income (loss)	235.2	(43.9)
Net income (loss) per share—basic and diluted	$ 2.21	$ (0.40)

          The principal pro forma adjustments reflected above are adjustments to record interest expense on indebtedness incurred in connection with the acquisitions, increased depreciation expense resulting from the allocation of purchase price to acquired fixed assets at their estimated fair value, increased depletion expense resulting from the allocation of purchase price to acquired timber contracts at their estimated fair value and the amortization of goodwill. The foregoing pro forma information is provided for illustrative purposes only and does not purport to be indicative of results that actually would have been achieved had the acquisitions been consummated at the beginning of the periods presented or of future results.

          On November 30, 1999, LP acquired the assets of Evans Forest Products for approximately $98 million in cash. In connection with Evans’ acquisition, LP borrowed $94 million under a bank credit facility. The acquisition was accounted for as a purchase and the results of operations of the acquired assets for the period subsequent to the acquisition have been included in LP’s Consolidated Statements of Income for the years ended December 31, 1999 and 2000. No goodwill was recorded related to this acquisition.

          During 2000, LP acquired the assets of Sawyer Lumber Company and the assets of Hoff Companies for approximately $55 million in cash. These acquisitions were accounted for as purchases and the results of operations of the acquired assets were included in LP’s Consolidated Statements of Income for the years ended December 31, 2000 from the dates of acquisition. No goodwill was recorded in connection with these acquisitions.

12.    Subsequent Event

          On February 23, 2001, LP sold a controlling interest in its Samoa, California, pulp mill and chip export facility to LaPointe Partners, Inc. Under the terms of the agreement, LaPointe Partners has acquired a controlling interest in the complex for approximately $46 million, split about evenly between cash and notes receivable. In addition, LP will retain a preferred stock interest in the entity. LP’s remaining investment will be approximately $38 million, which approximates fair value. LP will account for the assets and liabilities of the operation in accordance with SEC Staff Accounting Bulletin No. 30 until the sale is fully recorded. LP will regularly review the carrying value of the assets for impairment primarily based on future operating results. LP believes that the fair value of the consideration received approximates the book value of the assets transferred.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Louisiana-Pacific Corporation:

          We have audited the accompanying consolidated balance sheets of Louisiana-Pacific Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Louisiana-Pacific Corporation and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

Portland, Oregon
January 30, 2001
(February 23, 2001 as to Note 12)

CONDENSED CONSOLIDATED BALANCE SHEETS

LOUISIANA-PACIFIC CORPORATION AND SUBSIDIARIES
(Dollar amounts in millions) (Unaudited)

	March 31, 2001	Dec. 31, 2000
ASSETS

Cash and cash equivalents	$ 27.4	$ 38.1
Accounts receivable, net	161.2	129.6
Inventories	252.2	327.5
Prepaid expenses	17.4	22.8
Income taxes receivable	61.4	91.5
Deferred income taxes	44.6	44.6

Total current assets	564.2	654.1

Timber and timberlands	584.1	590.6

Property, plant and equipment	2,418.2	2,562.8
Accumulated depreciation	(1,182.7)	(1,254.0)

Net property, plant and equipment	1,235.5	1,308.8

Goodwill, net of amortization	319.5	326.3
Notes receivable from asset sales	403.8	403.8
Assets transferred under contractual arrangement	67.6	—
Other assets	84.1	91.1

Total assets	$3,258.8	$3,374.7

LIABILITIES AND EQUITY

Current portion of long-term debt	$ 162.2	$ 39.4
Accounts payable and accrued liabilities	253.2	303.8
Current portion of contingency reserves	35.0	35.0

Total current liabilities	450.4	378.2

Long-term debt, excluding current portion:
Limited recourse notes payable	396.5	396.5
Other long term debt	676.4	787.3

Total long-term debt, excluding current portion	1,072.9	1,183.8

Contingency reserves, excluding current portion	124.9	126.6
Liabilities transferred under contractual arrangement	30.0	—
Deferred income taxes and other	387.2	390.9

Commitments and contingencies

Stockholders’ equity:
Common stock	117.0	117.0
Additional paid-in capital	440.1	440.2
Retained earnings	900.2	1,004.3
Treasury stock	(234.1)	(235.1)
Accumulated comprehensive loss	(29.8)	(31.2)

Total stockholders’ equity	1,193.4	1,295.2

Total liabilities and equity	$3,258.8	$3,374.7

The accompanying notes are an integral part of these unaudited financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

LOUISIANA-PACIFIC CORPORATION AND SUBSIDIARIES
(Amounts in millions except per share) (Unaudited)

	Three Months Ended March 31,
	2001	2000
Net sales	$ 558.5	$829.7
Operating costs and expenses:
Cost of sales	549.2	605.2
Depreciation, amortization and depletion	49.1	61.3
Selling and administrative	43.6	58.3
Unusual credits and charges, net	12.2	(1.6)
Loss related to assets and liabilities transferred under contractual arrangement	4.5	—

Total operating costs and expenses	658.6	723.2

Income (loss) from operations	(100.1)	106.5

Non-operating income (expense):
Interest expense	(23.3)	(17.1)
Interest income	8.2	8.7
Foreign exchange gains (losses)	2.1	(1.4)

Total non-operating income (expense)	(13.0)	(9.8)

Income (loss) before taxes, minority interest and equity in earnings of unconsolidated affiliate	(113.1)	96.7
Provision (benefit) for income taxes	(22.4)	38.5
Minority interest in net income (loss) of consolidated subsidiaries	(1.3)	0.5
Equity in (income) loss of unconsolidated subsidiary	—	—

Net income (loss)	$ (89.4)	$ 57.7

Net income (loss) per share—basic and diluted	$ (0.86)	$ 0.55

Average share outstanding—basic and diluted	104.4	104.1

The accompanying notes are an integral part of these unaudited financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

LOUISIANA-PACIFIC CORPORATION AND SUBSIDIARIES
(Dollar amounts in millions) (Unaudited)

	Three Months Ended March 31,
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(89.4)	$ 57.7
Depreciation, amortization and depletion	49.1	61.3
Unusual credits and charges, net	12.2	3.5
Cash settlements of contingencies	(1.9)	(4.0)
Other adjustments	3.2	7.1
Decrease (increase) in certain working capital components and deferred taxes	12.1	(72.1)

Net cash provided by (used in) operating activities	(14.7)	53.5

CASH FLOWS FROM INVESTING ACTIVITIES
Capital spending	(22.1)	(41.7)
Proceeds from assets sales and transfers	28.0	—
Other investing activities, net	0.6	6.3

Net cash provided by (used in) investing activities	6.5	(35.4)

CASH FLOWS FROM FINANCING ACTIVITIES
New borrowings, including net increase in revolving borrowings	15.1	—
Repayment of long-term debt	(3.2)	(3.6)
Cash dividends	(14.7)	(14.7)
Purchase of treasury stock	—	(11.2)
Other financing activities	0.3	1.2

Net cash used in financing activities	(2.5)	(28.3)

Net decrease in cash and cash equivalents	(10.7)	(10.2)
Cash and cash equivalents at beginning of period	38.1	116.0

Cash and cash equivalents at end of period	$ 27.4	$105.8

The accompanying notes are an integral part of these unaudited financial statements.

LOUISIANA-PACIFIC CORPORATION

NOTES TO UNAUDITED CONSOLIDATED SUMMARY FINANCIAL STATEMENTS

          1.    These consolidated summary financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in LP’s Annual Report on Form 10-K for the year ended December 31, 2000.

          These consolidated summary financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of the management of LP, necessary to present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of LP and its subsidiaries. Certain 2000 amounts have been reclassified to conform to the 2001 presentation.

          2.    Results of operations for interim periods are not necessarily indicative of results to be expected for an entire year.

          3.    Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the applicable period. Diluted earnings per share include the effects of potentially dilutive common stock equivalents.

	Three Months Ended March 31,
	2001	2000
	(Shares in millions)
Average shares outstanding used to determine basic net income per common share	104.4	104.1
Dilutive effects of stock options granted and ESPP shares	—	—

Average shares outstanding used to determine fully diluted net income per common share	104.4	104.1

          4.    The preparation of interim financial statements requires the estimation of LP’s effective income tax rate based on estimated annual amounts of taxable income and expenses. These estimates are updated quarterly. Accounting standards require that the estimated effective income tax rate (based upon estimated annual amounts of taxable income and expense) for the year be applied to year-to-date income or loss at the end of each quarter. Any resulting adjustment related to prior periods must be applied against the current quarter. For the quarter ended March 31, 2001, LP’s effective tax benefit rate was 20% as compared to a provision rate of 39% in the first quarter of 2000.

          5.    The preparation of interim financial statements requires the estimation of LP’s year-end inventory quantities and costs for purposes of determining last in, first out (LIFO) inventory adjustments. These estimates are revised quarterly and the estimated incremental change in the LIFO inventory reserve is expensed over the remainder of the year.

          6.    During first quarter 2001, LP sold a controlling interest in Samoa Pacific Cellulose LLC (SPC), a company that owns a pulp mill and related assets in Samoa, California, for approximately book value. In this transaction, LP received approximately $22 million in cash and promissory notes valued at $29 million of SPC, and retained preferred stock of SPC valued at approximately $9 million. The term of the promissory notes is longer than five years. Additionally, LP has agreed to provide to SPC a $15 million credit facility secured by working capital. Due to its continuing financial interest in SPC, LP did not record the transaction as a sale. Instead, in compliance with Staff Accounting Bulletin No. 30—Accounting For Divestiture Of A Subsidiary Or Other Business Operation, LP has recorded the assets and the liabilities of SPC on LP’s balance sheet under the captions “Assets transferred under contractual arrangement” and “Liabilities transferred under contractual arrangement.” For any fiscal quarter in which SPC incurs losses, LP will record a valuation allowance against its net remaining investment. If SPC is profitable in subsequent quarters of the same fiscal year, LP will reverse the valuation allowance up to the amount of the valuation allowance that was previously recorded in such fiscal year. The valuation allowance for the first quarter of 2001 is reflected on the income statement under the caption “Loss related to assets and liabilities transferred under contractual arrangement.”

          7.    Components of comprehensive income (loss) for the periods include:

	Three Months Ended March 31,
	2001	2000
	(Dollars in millions)
Net income (loss)	$(89.4)	$57.7
Currency translation adjustment	1.4	(4.9)
Other	—	(0.2)

Total comprehensive income (loss)	$(88.0)	$52.6

          8.    The selected segment data for the three months ended March 31, 2001 and 2000, set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement, is incorporated herein by reference.

          9.    LP adopted Statement of Financial Accounting Standards Statement No. 133, “Accounting for Derivative Instruments and Hedging” as of January 1, 2001. The adoption of this standard did not have a material impact on the financial statements of LP.

          10.    The description of certain legal and environmental matters involving LP set forth under the caption “Legal and Environmental Matters” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included elsewhere in this prospectus supplement, and set forth in Part II of LP’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, under the caption “Legal Proceedings,” are incorporated herein by reference.

          11.    Investments in 50% owned joint ventures are accounted for under the equity method.

           No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

TABLE OF CONTENTS
Prospectus Supplement

Prospectus

$200,000,000

Louisiana-Pacific
Corporation

10.875% Senior Subordinated Notes due 2008

Goldman, Sachs & Co.

Banc of America Securities LLC

RBC Dominion Securities

Wachovia Securities, Inc.

Scotia Capital